UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Consolidated Annual Accounts for the year ended December 31, 2014.	3

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

2

Grifols, S.A. and

subsidiaries

Consolidated Annual Accounts

31 December 2014

Consolidated Directors’ Report

2014

(With Consolidated Auditors’ Report Thereon)

(Free translation from the original in

Spanish. In the event of discrepancy,

the Spanish-language version

prevails.)

KPMG Auditores, S.L.

Torre Realia

Plaça d’Europa, 41

08908 L’Hospitalet de Llobregat

Barcelona

Independent Auditor’s Report on the Consolidated Annual Accounts

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

To the Shareholders of

Grifols, S.A.

Report on the consolidated annual accounts

We have audited the accompanying consolidated annual accounts of Grifols, S.A. (the “Company”) and its subsidiaries (the “Group”), which comprise the consolidated balance sheet at 31 December 2014 and the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and consolidated notes.

Directors’ responsibility for the consolidated annual accounts

The Company’s Directors are responsible for the preparation of the accompanying consolidated annual accounts in such a way that they present fairly the consolidated equity, consolidated financial position and consolidated financial performance of Grifols, S.A. and subsidiaries in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control that they determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated annual accounts based on our audit. We conducted our audit in accordance with prevailing legislation regulating the audit of accounts in Spain. This legislation requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated annual accounts. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the consolidated annual accounts by the company’s directors in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated annual accounts taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG network of independent member firms

affiliated with KPMG International Cooperative (“KPMG

International”), a Swiss entity.

Reg. Mer Madrid, T. 11.961, F.90,

Sec. 8, H. M -188.007, Inscrip. 9

N.I.F. B-78510153

Opinion In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2014 and their consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the financial reporting framework applicable in Spain. Report on other legal and regulatory requirements The accompanying consolidated directors’ report for 2014 contains such explanations as the Directors of Grifols, S.A. consider relevant to the situation of the Group, its business performance and other matters, and is not an integral part of the consolidated annual accounts. We have verified that the accounting information contained therein is consistent with that disclosed in the consolidated annual accounts for 2014. Our work as auditors is limited to the verification of the consolidated directors’ report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Grifols, S.A. and subsidiaries. KPMG Auditores, S.L. (Signed on the original in Spanish) Bernardo Rücker-Embden 23 February 2015

• Consolidated financial statements . Consolidated Balance Sheets . Consolidated Statement of Profit or Loss . Consolidated Statements of Comprehensive Income . Consolidated Statements of Cash Flows . Consolidated Statements of Changes in Equity • Notes (1) Nature, Principal Activities and Subsidiaries (2) Basis of Presentation (3) Business Combinations (4) Significant Accounting Policies (5) Financial Risk Management Policy (6) Segment Reporting (7) Goodwill (8) Other Intangible Assets (9) Property, Plant and Equipment (10) Equity Accounted Investees (11) Financial Assets (12) Inventories (13) Trade and Other Receivables (14) Cash and Cash Equivalents (15) Equity (16) Earnings per Share (17) Non-Controlling Interests (18) Grants (19) Provisions (20) Financial Liabilities (21) Trade and Other Payables (22) Other Current Liabilities (23) Net Revenues (24) Personnel Expenses (25) Expenses by Nature (26) Finance Result (27) Taxation (28) Operating Leases (29) Other Commitments with Third Parties and Other Contingent Liabilities (30) Financial Instruments (31) Balances and Transactions with Related Parties (32) Environmental Issues (33) Other Information (34) Events After the Reporting Period

• Appendices . Appendix I Information on Group Companies, Associates and Others . Appendix II Operating Segments . Appendix III Changes in Other Intangible Assets . Appendix IV Movement in Property, Plant and Equipment . Appendix V Statement of Liquidity for Distribution of Interim Dividend 2014

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2014 and 2013

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets 31/12/14 31/12/13

 (Expressed in thousands of Euros)

Goodwill (note 7) 3,174,732 1,829,141

Other intangible assets (note 8) 1,068,361 946,435

Property, plant and equipment (note 9) 1,147,782 840,238

Investments in equity-accounted investees (note 10) 54,296 35,765

Non-current financial assets (note 11) 9,011 15,196

Deferred tax assets (note 27) 82,445 34,601

Total non-current assets 5,536,627 3,701,376

Inventories (note 12) 1,194,057 946,913

Trade and other receivables

Trade receivables 500,752 385,537

Other receivables 35,403 36,511

Current income tax assets 79,593 43,533

Trade and other receivables (note 13) 615,748 465,581

Other current financial assets (note 11) 502 1,200

Other current assets 23,669 17,189

Cash and cash equivalents (note 14) 1,079,146 708,777

Total current assets 2,913,122 2,139,660

Total assets 8,449,749 5,841,036

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheets at 31 December 2014 and 2013  (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Equity and liabilities 31/12/14 31/12/13  (Expressed in thousands of Euros)    Share capital 119,604 119,604 Share premium 910,728 910,728 Reserves 1,088,337 883,415 Treasury stock (69,252) -- Interim dividend (85,944) (68,755) Profit for the year attributable to the Parent 470,253 345,551 Total equity 2,433,726 2,190,543 Cash flow hedges (15,811) (25,791) Other comprehensive Income (406) -- Translation differences 240,614 (63,490) Other comprehensive expenses 224,397 (89,281) Equity attributable to the Parent (note 15) 2,658,123 2,101,262 Non-controlling interests (note 17) 4,765 5,942 Total equity 2,662,888 2,107,204 Liabilities      Grants (note 18) 6,781 7,034 Provisions (note 19) 6,953 4,202 Non-current financial liabilities (note 20) 4,154,630 2,553,211 Deferred tax liabilities (note 27) 538,786 454,089 Total non-current liabilities 4,707,150 3,018,536       Provisions (note 19) 115,985 51,459 Current financial liabilities (note 20) 194,726 258,144 Debts with associates (note 31) 3,059 2,683 Trade and other payables   Suppliers 439,631 273,621 Other payables 90,965 42,388 Current income tax liabilities 87,462 2,934 Total trade and other payables (note 21) 618,058 318,943 Other current liabilities (note 22) 147,883 84,067 Total current liabilities 1,079,711 715,296    Total liabilities 5,786,861 3,733,832       Total equity and liabilities 8,449,749 5,841,036  The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES  Consolidated Statement of Profit or Loss for the years ended 31 December 2014, 2013 and 2012  (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)   31/12/14 31/12/13 31/12/12  (Expressed in thousands of Euros) Continuing Operations    Net revenue (notes 6 and 23) 3,355,384 2,741,732 2,620,944 Cost of sales (1,656,170) (1,323,880) (1,291,345) Gross Profit 1,699,214 1,417,852 1,329,599 Research and Development (180,753) (123,271) (124,443) Selling, General and Administration expenses (660,772) (558,461) (545,072) Operating Expenses (841,525) (681,732) (669,515) Operating Result 857,689 736,120 660,084 Finance income 3,069 4,869 1,677 Finance costs (225,035) (239,991) (284,117) Change in fair value of financial instruments (20,984) (1,786) 13,013 Impairment and gains /(losses) on disposal of financial    instruments (5) 792 2,107 Exchange differences (18,472) (1,303) (3,409)     Finance result (note 26) (261,427) (237,419) (270,729) Share of losses of equity accounted investees (note 10) (6,582) (1,165) (1,407) Profit before income tax from continuing operations 589,680 497,536 387,948 Income tax expense (note 27) (122,597) (155,482) (132,571)     Profit after income tax from continuing operations 467,083 342,054 255,377 Consolidated profit for the year 467,083 342,054 255,377     Profit attributable to the Parent 470,253 345,551 256,686 Loss attributable to non-controlling interest (note 17) (3,170) (3,497) (1,309)     Basic earnings per share (Euros) (see note 16) 1.37 1.01 0.75     Diluted earnings per share (Euros) (see note 16) 1.37 1.01 0.75  The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES  Consolidated Statements of Comprehensive Income for the years ended 31 December 2014, 2013 and 2012  (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)   31/12/14 31/12/13 31/12/12  (Expressed in thousands of Euros)   Consolidated profit for the year 467,083 342,054 255,377 Other comprehensive expenses    Items for reclassification to profit or loss        Translation differences 303,077 (91,610) (31,016) Equity accounted investees (note 10) 1,287 (359) -- Cash flow hedges - effective part of changes in fair value 34,556 22,943 (25,140) Cash flow hedges - amounts taken to profit and loss (20,711) (11,471) 6,300 Other comprehensive income (406) -- -- Tax effect (3,865) (4,227) 6,988 Other comprehensive income for the year, after tax 313,938 (84,724) (42,868)     Total comprehensive income for the year 781,021 257,330 212,509     Total comprehensive income attributable to the Parent 783,931 261,509 213,831     Total comprehensive expense attributable to the non-controlling interests (2,910) (4,179) (1,322)  The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES  Consolidated Statements of Cash Flows for the years ended 31 December 2014, 2013 and 2012  (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)    31/12/14 31/12/13 31/12/12  (Expressed in thousands of Euros) Cash flows from operating activities    Profit before tax 589,680 497,536 387,948 Adjustments for: 501,233 347,853 400,950 Amortisation and depreciation (note 25) 189,472 128,469 129,126 Other adjustments: 311,761 219,384 271,824 (Profit) / losses on equity accounted investments (note 10) 6,582 1,165 1,407 Exchange gains 0 1,303 3,409 Impairment of assets and net provision charges (21,388) 4,611 8,104 (Profit) / losses on disposal of fixed assets 8,711 4,689 12,542 Government grants taken to income (704) (1,130) (930) Finance cost / (income) 233,954 228,308 258,060 Other adjustments 84,606 (19,562) (10,768) Change in operating assets and liabilities 95,281 40,332 (43,617) Change in inventories (97,023) 17,277 14,509 Change in trade and other receivables 26,900 (35,694) 44,258 Change in current financial assets and other current assets (2,506) (2,612) (5,645) Change in current trade and other payables 167,910 61,361 (96,739) Other cash flows used in operating activities (207,266) (293,710) (238,163) Interest paid (175,524) (157,880) (180,539) Interest recovered 3,401 5,423 2,923 Income tax (paid) / received (35,143) (141,253) (60,547) Net cash from operating activities 978,928 592,011 507,118 Cash flows from investing activities    Payments for investments (1,535,527) (252,827) (177,195) Group companies and business units (notes 3 and 2 (c)) (1,234,952) (69,172) (11,067) Property, plant and equipment and intangible assets (287,039) (172,849) (166,128) Property, plant and equipment (235,894) (138,460) (146,028) Intangible assets (51,145) (34,389) (20,100) Other financial assets (13,536) (10,806) -- Proceeds from the sale of investments 14,423 16,793 112,760 Property, plant and equipment 14,423 16,793 79,896 Associates -- -- 1,883 Other financial assets -- -- 30,981 Net cash used in investing activities (1,521,104) (236,034) (64,435) Cash flows from financing activities    Proceeds from and payments for equity instruments (69,252) 35,221 (9) Issue -- 20,461 -- Payments for treasury stock (note 15 (d)) (69,252) (120,429) (5,194) Sales of treasury stock (note 15 (d)) -- 135,189 5,185 Proceeds from and payments for financial liability instruments 1,226,339 (79,413) (255,569) Issue 5,197,142 53,507 25,727 Redemption and repayment (3,970,803) (132,920) (281,296) Dividends and interest on other equity instruments (156,007) (69,138) -- Dividends paid (156,007) (70,062) -- Dividends received -- 924 -- Other cash flows from / (used in) financing activities (159,962) 8,184 (49,752) Financing costs included on the amortised costs of the debt (183,252) 0 (43,752) Other amounts from / (used in) financing activities 23,290 8,184 (6,000) Net cash from/(used in) financing activities 841,118 (105,146) (305,330) Effect of exchange rate fluctuations on cash 71,427 (15,381) (4,612) Net increase in cash and cash equivalents 370,369 235,450 132,741 Cash and cash equivalents at beginning of the year 708,777 473,327 340,586 Cash and cash equivalents at year end 1,079,146 708,777 473,327  The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES  Statement of Changes in Consolidated Equity for the years ended 31 December 2014, 2013 and 2012 (Expressed in thousands of Euros)  (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)  Attributable to shareholders of the Parent        Accumulated other comprehensive income              Equity       Profit attributable      attributable    Share Share  to Interim Treasury Translation Other comprehensive Cash flow to Non-controlling   capital premium Reserves Parent dividend stock differences income hedges Parent interests Equity Balances at 31 December 2011 117,882 890,355 568,274 50,307 -- (1,927) 58,800 -- (21,184) 1,662,507 2,487 1,664,994 Translation differences -- -- -- -- -- -- (31,003) -- -- (31,003) (13) (31,016) Cash flow hedges -- -- -- -- -- -- -- -- (11,852) (11,852) -- (11,852) Other comprehensive income for the year -- -- -- -- -- -- (31,003) -- (11,852) (42,855) (13) (42,868) Profit/(loss) for the year -- -- -- 256,686 -- -- -- -- -- 256,686 (1,309) 255,377 Total comprehensive income / (expense) for the year -- -- -- 256,686 -- -- (31,003) -- (11,852) 213,831 (1,322) 212,509 Other changes -- -- 1,563 -- -- (1,133) -- -- -- 430 (59) 371 Acquisition of non-controlling interests (note 3 (b)) -- -- -- -- -- -- -- -- -- -- 2,867 2,867 Distribution of 2011 profit             Reserves -- -- 50,307 (50,307) -- -- -- -- -- -- -- -- Operations with shareholders or owners -- -- 51,870 (50,307) -- (1,133) -- -- -- 430 2,808 3,238 Balance at 31 December 2012 117,882 890,355 620,144 256,686 -- (3,060) 27,797 -- (33,036) 1,876,768 3,973 1,880,741 Translation differences -- -- -- -- -- -- (91,287) -- -- (91,287) (682) (91,969) Cash flow hedges -- -- -- -- -- -- -- -- 7,245 7,245 -- 7,245 Other comprehensive expense for the year -- -- -- -- -- -- (91,287) -- 7,245 (84,042) (682) (84,724) Profit/(loss) for the year -- -- -- 345,551 -- -- -- -- -- 345,551 (3,497) 342,054 Total comprehensive income / (expense) for the year -- -- -- 345,551 -- -- (91,287) -- 7,245 261,509 (4,179) 257,330 Net change in treasury stock (note 15 (d)) -- -- 11,806 -- -- 3,060 -- -- -- 14,866 -- 14,866 Capital increase January 2013 (note 15 (a)) 1,633 -- (1,665) -- -- -- -- -- -- (32) -- (32) Capital increase April 2013 (note 15 (a)) 89 20,373 (375) -- -- -- -- -- -- 20,087 -- 20,087 Acquisition of non-controlling interests (note 15 (c)) -- -- (2,800) -- -- -- -- -- -- (2,800) 2,895 95 Acquisition of non-controlling interests in investees -- -- -- -- -- -- -- -- -- -- 1,712 1,712 Other changes -- -- 2 -- -- -- -- -- -- 2 1,541 1,543 Interim dividend -- -- 924 -- (68,755) -- -- -- -- (67,831) -- (67,831) Distribution of 2012 profit             Reserves -- -- 255,379 (255,379) -- -- -- -- -- -- -- -- Dividends (Class B shares) -- -- -- (1,307) -- -- -- -- -- (1,307) -- (1,307) Operations with shareholders or owners 1,722 20,373 263,271 (256,686) (68,755) 3,060 -- -- -- (37,015) 6,148 (30,867) Balance at 31 December 2013 119,604 910,728 883,415 345,551 (68,755) -- (63,490) -- (25,791) 2,101,262 5,942 2,107,204 Translation differences -- -- -- -- -- -- 304,104 -- -- 304,104 260 304,364 Cash flow hedges (note 15 (f)) -- -- -- -- -- -- -- -- 9,980 9,980 -- 9,980 Other comprehensive income -- -- -- -- -- -- -- (406) -- (406) -- (406) Other comprehensive income / (expense) for the year -- -- -- -- -- -- 304,104 (406) 9,980 313,678 260 313,938 Profit/(loss) for the year -- -- -- 470,253 -- -- -- -- -- 470,253 (3,170) 467,083 Total comprehensive income / (expense) for the year -- -- -- 470,253 -- -- 304,104 (406) 9,980 783,931 (2,910) 781,021 Net change in treasury stock (note 15 (d)) -- -- -- -- -- (69,252) -- -- -- (69,252) -- (69,252) Acquisition of non-controlling interests (note 15 (c)) -- -- (1,706) -- -- -- -- -- -- (1,706) 1,740 34 Other changes -- -- (105) -- -- -- -- -- -- (105) (7) (112) Interim dividend -- -- -- -- (85,944) -- -- -- -- (85,944) -- (85,944) Distribution of 2013 profit            -- Reserves -- -- 275,488 (275,488) -- -- -- -- -- -- -- -- Dividends -- -- -- (70,063) -- -- -- -- -- (70,063) -- (70,063) Interim dividend -- -- (68,755) -- 68,755 -- -- -- -- --  -- Operations with shareholders or owners -- -- 204,922 (345,551) (17,189) (69,252) -- -- -- (227,070) 1,733 (225,337) Balance at 31 December 2014 119,604 910,728 1,088,337 470,253 (85,944) (69,252) 240,614 (406) (15,811) 2,658,123 4,765 2,662,888  The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(1)         Nature, Principal Activities and Subsidiaries

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share.

The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008.

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts.

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation

The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2014 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as endorsed by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2014, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year ended.

These consolidated annual accounts for 2014 show comparative figures for 2013 and voluntarily show figures for 2012 from the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. authorised these consolidated annual accounts for issue at their meeting held on 20 February 2015.

In accordance with the provisions of Section 17 of the Irish Companies (Amendment) Act 1986, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2014 as referred to in Section 5(c) of that Act, for the purpose of enabling this subsidiary to claim exemption from the requirement to file their own financial statements in Ireland.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a)         Relevant accounting estimates, assumptions and judgements used when applying accounting principles

The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the amounts recognised in the consolidated annual accounts.

•                  The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see notes 4(k) and 30). The High Yield Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

•                  The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                  Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h). Although estimates are calculated by the Company’s management based on the best information available at 31 December 2014, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                  Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see notes 4(l), 15(f) and 30).

•                  Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred (see note 4(j) and 9(c)). If the lease contract is renewed or amended the Group conducts a new evaluation.

•                  Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3.

•                  Evaluation of the capitalisation of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                  Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29.

•                  Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities (see notes 5 and 30).

•                  Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognised to the extent that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amount and timing of future taxable profits. Capitalisation of deferred tax assets relating to investments in Group companies depends on whether they will reverse in the foreseeable future (see notes 4(t) and 27).

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

Grifols management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

(b)         Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2014, 2013 and 2012, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method.

Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group.

Changes in subsidiaries

In 2014 Grifols incorporated the following companies:

•                 Grifols Worldwide Operations USA Inc. (USA)

•                 Grifols Japan K.K. (Japan)

•                 Grifols India Healthcare Private Ltd. (India)

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million) (see note 3(a)).

In 2013 Grifols incorporated the following companies:

•                 Grifols Diagnostic Solutions Inc (USA)

•                 Grifols Switzerland AG (Switzerland)

•                 Grifols Pharmaceutical Consulting (Shanghai) Co. Ltd (China)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                 Grifols Worldwide Operations, Ltd (Ireland)

On 27 February 2013 the Group acquired shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase) of the Spanish biotechnology group of companies headed by Progenika Biopharma, S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand (see note 3(b)).

During the second half of 2013 Talecris Biotherapeutics Overseas Services, Corp. was wound up. The assets and liabilities of these companies have been integrated into Grifols Therapeutics, Inc.

On 29 February 2012 and in relation to the strategic R&D priorities of the Group, Grifols acquired 51% of the capital of Araclon Biotech, S.L. for a total of Euros 8.3 million (see note 3 (c)). As explained in note 15 (c), in May 2013 and May 2014 Araclon Biotech, S.L. carried out both share capital increases of Euros 7 million and Euros 5 million, respectively. After these capital increases, Grifols interest rises to 66.15% in 2014.

During the first half of 2012, Grifols incorporated a new company, under the name Gri-Cei, S/A Produtos para transfusão with the Brazilian company CEI Comercio Exportação e Importação de Materiais Médicos, Ltda in which Grifols owns 60% of shares and has control of the company. Gri-Cei was established in order to manufacture bags for extraction, separation, conservation and transfusion of blood components in Brazil. During 2013 Grifols, S.A. carried out a share capital increase of Euros 2.3 million.

During the third quarter of 2012 all of the Australian companies were wound up, with the exception of Grifols Australia Pty Ltd. The assets and liabilities of these companies were integrated into Grifols Australia Pty. Ltd.

Changes in associates and joint control

On 19 September 2014 the Group subscribed to a share capital increase of the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase was paid by means of a monetary contribution (see note 10).

On 19 November 2013, the Group company Gri-Cel, S.A., which is the affiliate that centralises the Company’s investments in R&D companies and projects in fields of medicine other than its core business, acquired 21.3% of TiGenix N.V. for a total of Euros 12,443 thousand. This investment has been accounted for using the equity method.

On 20 May 2013 the Group announced the signing of a worldwide exclusive licensing agreement with Aradigm Corporation to develop and commercialise Pulmaquin and Lipoquin, on the condition that Grifols, S.A. would participate in the capital increase.

On 27 August 2013 the Group acquired a 35% interest in Aradigm Corporation for a total of US Dollars 26 million (Euros 20.6 million) and, therefore, the exclusive worldwide licensing agreement to develop and commercialise Pulmaquin and Lipoquin became effective (see note 10). All shares have the same voting and economic rights.

On 6 July 2012, the Group company Gri-Cel, S.A. acquired 40% of the capital of VCN Bioscience, S.L. for a total of Euros 1,500 thousand. This investment has been accounted for using the equity method. VCN Bioscience, S.L. is specialised in the research and development of new therapeutic approaches for tumours based on the use of oncologic viruses. Grifols has committed under certain conditions to finance VCN Bioscience, S.L.’s on-going projects for a minimum amount of Euros 5 million and this could result in Grifols increasing its share in the capital of VCN Bioscience, S.L. On 14 February 2014 the Group subscribed to a share capital increase for an amount of Euros 700 thousand.

(c)          Amendments to IFRS in 2014, 2013 and 2012

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Effective date in 2012

Mandatory application for annual
periods beginning on or after :
Standards		IASB effective date	EU effective date

IFRS 7	Amendment to IFRS 7 Financial Instruments:
	Disclosures/Transfers of Financial Assets	1 July 2011	1 July 2011

Effective date in 2013

Mandatory application for annual
periods beginning on or after :
Standards		IASB effective date	EU effective date

IFRS 1	Amendments to IFRS 1: Government Loans	1 January 2013	1 January 2013

IAS 1	Presentation of Components of Other Comprehensive Income	1 July 2012	1 July 2012

IAS 19	Employee Benefits	1 January 2013	1 January 2013

IAS 27	Separate Financial Statements	1 January 2013	1 January 2014 (*)

IAS 28	Investments in Associates and Joint Ventures	1 January 2013	1 January 2014 (*)

IFRS 7	Amendments to IFRS 7: Offsetting Financial Assets and Financial Liabilities: Disclosure	1 January 2013	1 January 2013

IFRS 10	Consolidated Financial Statements	1 January 2013	1 January 2014 (*)

IFRS 11	Joint Arrangements	1 January 2013	1 January 2014 (*)

IFRS 12	Disclosures of Interests in Other Entities	1 January 2013	1 January 2014 (*)

IFRS 10 IFRS 11 IFRS 12	Consolidated financial statements, joint arrangements and disclosure of interests in other entities: Transition guidance (issued on 28 June 2012). Improvements to IFRSs 10, 11 and 12	1 January 2013	1 January 2014 (*)

IFRS 13	Fair Value Measurement	1 January 2013	1 January 2013

Various	Improvements to IFRSs (2009-2011) issued on 17 May 2012	1 January 2013	1 January 2013

(*) the Group has anticipated its application

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Effective date in 2014

Mandatory application for annual
periods beginning on or after :
Standards		IASB effective date	EU effective date

IAS 32	Amendments to IAS: Offsetting financial assets and financial liabilities	1 January 2014	1 January 2014

IAS 36	Recoverable amount disclosures for non-financial assets (amendments to IAS 36) (issued on 29 May 2013)	1 January 2014	1 January 2014

IAS 39	Novation of Derivatives and Continuation of hedge Accounting (Amendments to IAS 39) )issued on 27 June 2013)	1 January 2014	1 January 2014

IFRIC 21	Interpretation 21 Levies (issued on 20 May 2013)	1 January 2014	17 June 2014 (*)

IFRS 10 IFRS 12 IAS 27	Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27) (issued on 31 October 2012)	1 January 2014	1 January 2014

(*) the Group has anticipated its application

The application of these standards and interpretations has had no material impact on these consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Standards issued but not effective in 2014

Mandatory application for annual
periods beginning on or after :
Standards		IASB effective date	EU effective date

IAS 19	Defined Benefit Plans: employee contributions (amendments to IAS 19)	1 July 2014	1 February 2015 (*)

Various	Annual improvements to IFRSs 2010-2012 cycle	1 July 2014	1 February 2015 (*)

Various	Annual improvements to IFRSs 2011-2013 cycle	1 July 2014	1 January 2015 (*)

IAS 16 IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014)	1 January 2016	pending

IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016	pending

IFRS 14	Regulatory Deferral Accounts (issued on 30 January 2014)	1 January 2016	pending

IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016	pending

IFRS 10 IAS 28	Sale or Contribution of Assets between an investor and its Associate or Joint Venture (issued on 11 September 2014)	1 January 2016	pending

Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016	pending

IFRS 10 IFRS 12 IAS 28	Investment entities: applying the Consolidation Exception (issued on 18 December 2014)	1 January 2016	pending

IAS 1	Disclosure Initiative (issued on 18 December 2014)	1 January 2016	pending

IFRS 15	Revenue from contracts with customers (issued on 28 May 2014)	1 January 2017	pending

IFRS 9	Financial instruments (issued on 24 july 2014)	1 January 2018	pending

(*) early application is permitted

At the date of issue of these consolidated annual accounts, the Group is analysing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB) and estimates that they will not have a significant effect on the Group’s consolidated annual accounts.

(3)         Business Combinations

2014

(a)         Novartis’ Diagnostic unit

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million).

This transaction has been structured through a newly-created 100% Grifols-owned subsidiary, Grifols Diagnostics Solutions (formerly G-C Diagnostics Corp.) (USA) and this transaction was initially financed through a US Dollars 1,500 million bridge loan.

Grifols will expand its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

acquired include patents, brands and licenses, together with the production plant at Emeryville (California, United States) and commercial offices in United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others.

Novartis’ Diagnostic business did not operate as a separate legal entity or segment, so the acquired business was structured as an asset deal, with the exception of the Hong Kong subsidiary, which was acquired via a share deal.

This strategic operation will strengthen Grifols’ Diagnostic division, particularly in the US, with a very strong and specialised commercial organisation. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centres, with the most complete product portfolio in the immunohaematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika acquired in 2013.

After taking on the employees of Novartis, Grifols’ workforce has increased by approximately 550 employees.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below.

	Thousands of Euros	Thousands of US Dollars

Cost of the business combination	1,214,527	1,652,728

Total business combination cost	1,214,527	1,652,728

Fair value of net assets acquired	226,123	307,707

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	988,404	1,345,021

Payment in cash	1,214,527	1,652,728

Cash and cash equivalents of the acquired company	(3,900)	(5,307)

Net cash outflow for the acquisition	1,210,627	1,647,421

Goodwill generated in the acquisition is attributed to the workforce and other expected benefits from the business combination of the assets and activities of the Group. Goodwill has been allocated to the “Diagnostic” segment and is tax deductible in the United States.

Royalties relate to several license agreements entered into with pharmaceutical companies to manufacture and sell the licensed products using certain NAT technology-based patents and are presented in the “Raw materials and Other” Segment. Revenues relating to royalties amount to Euros 76.5 million.

Expenses incurred in this transaction for the year ended 31 December 2014 amount to Euros 8.9 million (Euros 19 million for the fiscal year 2013).

Had the acquisition taken place at 1 January 2014, the Group’s revenue and consolidated profit would not have varied significantly. The revenue and operating profit between the acquisition date and 31 December 2014 amounts to Euros 561 million and Euros 117 million, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows:

	Fair Value
	Thousands of Euros	Thousands of US Dollars

Intangible assets (note 8)	50,705	69,000
Property, plant and equipment (note 9)	78,841	107,286
Inventories	63,852	86,891
Trade and other receivables	113,978	155,102
Deferred tax assets (note 27)	34,899	47,491
Other assets	2,884	3,926
Cash and cash equivalents	3,900	5,307

Total assets	349,059	475,003

Current provisions (note 19)	66,138	90,000
Trade and other payables	30,652	41,711
Other current liabilities	26,146	35,585

Total liabilities and contingent liabilities	122,936	167,296

Total net assets acquired	226,123	307,707

Fair values were determined using the following methods:

•                  Intangible assets: the fair value of intangible assets has been calculated using the “royalty relief method” based on existing royalty agreements.

•                  Property, plant and equipment: the fair value of property, plant and equipment has been determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets. Fair values have been obtained from an independent valuation.

•                  Contingent liabilities: the fair value of contingent liabilities has been determined under different scenarios using the forecast payments and a probability scenario.

2013

(b)         Progenika Biopharma

On 27 February 2013 the Group acquired shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase mentioned below) of the Spanish biotechnology group of companies headed by Progenika Biopharma, S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand. The acquisition was paid through the following:

•                  50% of the purchase price was paid in exchange for 884,997 Class B non-voting Grifols shares, with a fair value of Euros 20.91 per share. The Group granted to the vendor shareholders the option to resell the Class B shares at the same price during the first five days following the acquisition date. Vendor shareholders representing 879,913 shares executed this option, and the cash paid amounted to Euros 18,399 thousand, being considered as cash for investment activities in the statement of cash flows.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  The remaining 50% of the price was paid in cash (Euros 18,505 thousand).

The non-voting Grifols Class B shares were provided by a related party under a loan agreement signed on 12 February 2013 (see note 31). On 16 April 2013, the Company´s share capital increased by the nominal amount of Euros 88,499.70 through the issue and placing in circulation of 884,997 new Class B shares without voting rights. The share capital increase enabled Grifols to issue the number of shares needed to pay the price for the acquisition of Progenika in shares and thus return the Lender the non-voting shares that were lent pursuant to the provisions of the Loan Agreement (see note 15).

Additionally, the Group and the vendor shareholders granted each other call and put option rights over the shares representing 35% (32.9% after Ekarpen capital increase mentioned below) of the remaining share capital held by the aforementioned sellers, which may be exercised in three years. The purchase price of the shares subject to the put and call option amounted to Euros 21,701 thousand, increased at the rate of 5% per annum and was treated as a financial liability (see note 20 (e)). The conditions of the payment of these shares will be the same as the initial acquisition.

Grifols, Progenika and the investment vehicle EKARPEN SPE, S.A. (hereinafter “Ekarpen”), owned by the Basque Government, Kutxabank, Caja Laboral —Euskadiko Kutxa, Lagun Aro and the Provincial Governments of the Basque Country, agreed that Ekarpen would increase share capital by Euros 5,000 thousand, pursuant to which it would receive new shares representing approximately 6.5% of Progenika’s share capital. These shares are subject to a call and put option which may be exercised at the end of a five-year period for a purchase price of Euros 5,000 thousand and were treated as financial liability (see note 20 (e)). The call option has premium costs of Euros 300 thousand for each of the five years.

As the non-controlling shareholders do not have present access to the economic benefits associated with the underlying ownership interests related to shares under the put and call options, the Group applied the anticipated-acquisition method. Under this method, Grifols recognised the contract as an anticipated acquisition of the underlying non-controlling interest, as if the put option had already been exercised by the non-controlling shareholders.

Progenika specialises in the development of technology for personalised medicine, focusing on the design and manufacture of in-vitro genome and proteome-based diagnostic tests, disease prognosis and prediction and monitoring of responses to pharmacological treatment. It has also developed its own technology for the production of DNA chips for diagnosis and prognosis and it is an international leader in this field. In particular, Progenika has pioneered the development of molecular biology tests for the performance of transfusional compatibility studies.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

Thousands of Euros
Payment in cash	18,505
Payment in Class B shares	18,505
Deferred acquisition costs (put and call option)	26,701
Total cost of the business combination	63,711

Fair value of net assets acquired	23,195
Goodwill (note 7)	40,516
Payment in cash	36,904
Cash and cash equivalents of the acquired company	(2,283)
Net cash outflow for the acquisition	34,621

Had the acquisition taken place at 1 January 2013, the Group’s revenue and consolidated profit for the year ended 31 December 2013 would not have varied significantly.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At the date of acquisition the consolidated amounts of recognised assets, liabilities and contingent liabilities are as follows:

Fair value
Thousands of Euros
Intangible assets (note 8)	29,585
Property, plant and equipment (note 9)	7,277
Non-current financial assets	210
Deferred tax assets (note 27)	11,549
Inventories	481
Trade and other receivables	10,177
Other current assets	151
Cash and cash equivalents	2,283
Total assets	61,713

Non-current financial liabilities	18,792
Deferred tax liabilities (note 27)	6,678
Current financial liabilities	5,540
Trade and other payables	1,592
Current provisions (note 19 (b))	37
Other current liabilities	4,167
Total liabilities and contingent liabilities	36,806
Total net assets of the business acquired	24,907
Non-controlling interests (note 17)	(1,712)
Total net assets acquired	23,195

The fair value of intangible assets (primarily the currently marketed products) was calculated based on “excess earnings” (income approach), whereby the asset is measured after deducting charges or rentals that must be settled to enable use of the remaining assets required to operate the intangible asset being measured.

Definitive goodwill generated in the acquisition includes the future development of unique technology and products, as well as the workforce and other synergies related to the R&D activity and was allocated to the Diagnostic segment. Goodwill is not tax deductible.

2012

(c)          Araclon Biotech, S.L.

On 29 February 2012 and in relation to the Group’s strategic R&D priorities, Grifols acquired 51% of the capital of Araclon Biotech, S.L. for a total of Euros 8,259 thousand.

Araclon Biotech, S.L. was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s disease and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by the investment vehicle, Gri-Cel, S.A., that centralises the Group’s investments in R&D projects in fields of medicine other than its core business, such as advanced therapies.

Grifols has committed under certain conditions to finance Araclon Biotech, S.L.’s on-going projects for the next five years. The total amount is expected not be higher than Euros 25 million and it will result in Grifols, S.A. increasing its share in the capital of Araclon Biotech, S.L. In May 2014 the Group has made a contribution of Euros 5 million (Euros 6.9 million during 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

Thousands of Euros

Payment in cash	8,259
Total business combination cost	8,259
Fair value of net assets acquired (Euros 4,448 thousand x 51%)	2,259

Goodwill	6,000

Payment in cash	8,259
Cash and other liquid cash equivalents of the acquired company	(2,089)
Net cash outflow paid for the acquisition	6,170

Goodwill generated in the acquisition is attributed to the workforce and other synergies related to the R&D activity and tax deductions and unrecognised tax losses. This goodwill is allocated to the Diagnostic segment.

Had the acquisition taken place at 1 January 2012, the Group’s revenue and consolidated profit for the year ended 31 December 2012 would not have varied significantly.

At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

Fair Value
Thousands of Euros
Intangible assets	12,525
Property, plant and equipment	668
Non-current financial assets	600
Trade and other receivables	142
Cash and cash equivalents	2,089

Total assets	16,024

Non-current financial liabilities	3,932
Deferred tax liabilities	138
Current financial liabilities	6,770
Trade and other payables	736
Total liabilities and contingent liabilities	11,576

Total net assets acquired	4,448

It is not expected that goodwill will be tax deductible.

(d)         Plasma centers

On 22 October 2012 the Group acquired three plasma donation centers from the Canadian biopharmaceutical company Cangene Corporation. These plasma centers are located in Frederick, MD, Altamonte Springs, FL and Van Nuys, CA. (USA).

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date (or surplus net assets acquired over the combination cost) are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Thousands of Euros

Payment in cash	1,925
Total business combination cost	1,925

Fair Value of net assets acquired	1,133

Goodwill	792

The fair value of net assets acquired includes property, plant and equipment amounting to Euros 1,054 thousand.

Goodwill is allocated to the Bioscience segment.

Had the acquisition taken place at 1 January 2012, the Group’s revenue and consolidated profit for the year ended 31 December 2012 would not have varied significantly.

(4)         Significant Accounting Policies

(a)         Subsidiaries and associates

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. Control exists when investors are exposed to variable returns from the subsidiaries and have the ability to affect those returns through their decision-making power over the subsidiary.

The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost.

Transactions and balances with Group companies and unrealised gains or losses have been eliminated upon consolidation.

The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances.

The financial statements of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the financial statements of the Company.

Associates are entities over which the Company, either directly or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those entities. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence.

Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

Investments in associates are initially recognised at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions.

The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognised as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

evaluated, is recognised as income when determining the investor’s share of the profit or loss of the associate for the year in which it was acquired.

The accounting policies of associates have been harmonised in terms of timing and measurement, applying the policies described for subsidiaries.

The Group’s share of the profit or loss of an associate from the date of acquisition is recognised as an increase or decrease in the value of the investments, with a credit or debit to share of the profit or loss for the year of “equity-accounted investees” in the consolidated statement of profit or loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognised as an increase or decrease in the investments in associates with a balancing entry recognised by type in other comprehensive income. The distribution of dividends is recognised as a decrease in the value of the investment. The Group’s share of profit or loss, including impairment losses recognised by the associates, is calculated based on income and expenses arising from application of the acquisition method.

The Group’s share of the profit or loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates.

Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I.

(b)         Business combinations

On the date of transition to IFRS-EU, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognised using the acquisition method. Entities acquired prior to that date were recognised in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010.

The Group applies the acquisition method for business combinations.

The acquisition date is the date on which the Group obtains control of the acquiree.

Business combinations made subsequent to 1 January 2010

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, equity instruments issued and any additional consideration contingent on future events or the fulfilment of certain conditions, in exchange for control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognised as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognised.

At the acquisition date the Group recognises at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognises indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

This criterion does not include non-current assets or disposal groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognised as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognised in profit or loss.

When a business combination has been provisionally determined, net identifiable assets have initially been recognised at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognised at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognised in consolidated profit or loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognised in equity. The contingent consideration classified, where applicable, as a provision is recognised subsequently in accordance with the relevant measurement standard.

Business combinations made prior to 1 January 2010

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent considerations or subsequent variations to contingent considerations is recognised as a prospective adjustment to the cost of the business combination.

Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognised as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognised in profit or loss.

(c)          Non-controlling interests

Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognised at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognised at the proportional part of the equity of the subsidiaries at the date of first consolidation.

Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit or loss for the year (and in

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit or loss (consolidated statement of comprehensive income).

The consolidated profit or loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, whether or not control exists is determined taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.

Profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognised as a separate transaction.

The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognised as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognised in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognised at their share of the net consolidated assets, including goodwill.

(d)         Joint arrangements

Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers.

Investments in joint arrangements are accounted for using the equity method.

The acquisition cost of investments in joint arrangements is determined consistently with that established for investments in associates.

(e)          Foreign currency transactions and balances

(i)             Functional and presentation currency

The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent.

(ii)          Foreign currency transactions, balances and cash flows

Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined.

In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

recognised separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”.

Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

(iii)       Translation of foreign operations

The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:

•     Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date.

•     Income and expenses, including comparative amounts, are translated using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;

•     Translation differences resulting from application of the above criteria are recognised in other comprehensive income.

(f)           Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognises borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalised borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalised cannot exceed the amount of borrowing costs incurred during that period. The capitalised borrowing costs includes adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

The Group begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalisation of borrowing costs is suspended when active development is interrupted for extended periods.

(g)         Property, plant and equipment

(i)             Initial recognition

Property, plant and equipment are recognised at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalised production costs are recognised by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit or loss.

At 1 January 2004 the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of International Financial Reporting Standards.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii)          Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group determines the depreciation charge separately for each item for a component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates

Buildings	Straight line	1% - 3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7% - 33%

The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(iii)       Subsequent recognition

Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalised. Costs of day-to-day servicing are recognised in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalisation are recognised as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iv)      Impairment

The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(i) below.

(h)         Intangible assets

(i)             Goodwill

Goodwill is generated on the business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortised, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)          Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognised as an expense when incurred.

Costs related with development activities are capitalised when:

•     The Group has technical studies that demonstrate the feasibility of the production process.

•     The Group has undertaken a commitment to complete production of the asset, to make it available

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

for sale or internal use.

•              The asset will generate sufficient future economic benefits.

•              The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects.

The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalised by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit or loss.

Expenditure on activities that contribute to increasing the value of the different businesses in which the Group as a whole operates is expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)       Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortisation and impairment losses.

Intangible assets with indefinite useful lives are not amortised but tested for impairment at least annually.

(iv)      Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclon Biotech, S.L. includes the fair value of research and development projects in progress.

The cost of identifiable intangible assets acquired in the business combination of the Progenika Group includes the fair value of the currently marketed products sold and which are classified under “Other intangible assets” and “Development costs”.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

(v)         Useful life and amortisation rates

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates

Development expenses	Straight line	20% - 33%
Concessions, patents, licences, trademarks and similar	Straight line	7% - 20%
Computer software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The depreciable amount is the cost or deemed cost of an asset, less its residual value.

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(i)            Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortisation

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount.

The Group tests goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognised in the consolidated statement of profit or loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognised for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero.

At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognised in consolidated profit or loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised.

A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortisation or depreciation, had no impairment loss been recognised.

(j)            Leases

(i)             Lessee accounting records

The Group has rights to use certain assets through lease contracts.

Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•             Finance leases

At the commencement of the lease term, the Group recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognised as an expense in the years in which they are incurred.

•             Operating leases

Lease payments under an operating lease (excluding incentives) are recognised as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

(ii)          Leasehold investments

Non-current investments in properties leased from third parties are recognised on the basis of the same criteria for property, plant and equipment. Investments are amortised over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.

(iii)       Sale and leaseback transactions

Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•             If the transaction is established at fair value, any profit or loss on the sale is recognised immediately in the consolidated statement of profit or loss for the year.

•             If the sale price is below fair value, any profit or loss is recognised immediately in the consolidated statement of profit or loss. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

(k)         Financial instruments

(i)             Classification of financial instruments

Financial instruments are classified on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument set out in IAS 32, Financial Instruments: Presentation.

Financial instruments are classified into the following categories for valuation purposes: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. Financial instruments are classified into different categories based on the nature of the instruments and the Group’s intentions on initial recognition.

Regular way purchases and sales of financial assets are recognised using trade date accounting, i.e. when the Group commits itself to purchase or sell an asset.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

a)        Financial assets at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss are those which are classified as held for trading or which the Group designated as such on initial recognition.

A financial asset or financial liability is classified as held for trading if:

•          It is acquired or incurred principally for the purpose of selling or repurchasing it in the near term;

•          It forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or

•          It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised as an expense when incurred.

After initial recognition, they are recognised at fair value through profit or loss.

The Group does not reclassify any financial assets or liabilities from or to this category while they are recognised in the consolidated balance sheet.

b)        Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognised initially at fair value, including transaction costs, and subsequently measured at amortised cost using the effective interest method.

c)         Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated specifically to this category or do not comply with requirements for classification in the above categories.

Available-for-sale financial assets are initially recognised at fair value plus transaction costs directly attributable to the acquisition.

After initial recognition, financial assets classified in this category are measured at fair value and any gain or loss, except for impairment losses, is accounted for in other comprehensive income recognised in equity. On disposal of the financial assets, amounts recognised in other comprehensive income or the impairment loss are reclassified to profit or loss.

d)        Financial assets and financial liabilities carried at cost

Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to these instruments and that must be settled by delivery of such unquoted equity instruments, are measured at cost. Nonetheless, if the financial assets or liabilities can be reliably measured subsequently on an ongoing basis, they are accounted for at fair value and any gain or loss is recognised in accordance with their classification.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii)          Offsetting principles

A financial asset and a financial liability are offset only when the Group currently has the legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(iii)       Fair value

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised within different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•     Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

•     Level 2: inputs other than prices included in Level 1 that are observable for the asset or liability, either directly (i.e. derived from prices) or indirectly.

•     Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorised within different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)      Amortised cost

The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.

(v)         Impairment of financial assets carried at cost

The amount of the impairment loss on assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed and are therefore recognised directly against the value of the asset and not as an allowance account.

(vi)      Impairment of financial assets carried at amortised cost

In the case of financial assets carried at amortised cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For variable income financial assets, the effective interest rate corresponding to the measurement date under the contractual conditions is used.

The Group recognises impairment losses and unrecoverable loans and receivables and debt instruments by recognising an allowance account for financial assets. When impairment and uncollectibility are considered irreversible, their carrying amount is eliminated against the allowance account.

The impairment loss is recognised in profit or loss and may be reversed in subsequent periods if the decrease can be objectively related to an event occurring after the impairment has been recognised. The loss can only be reversed to the limit of the amortised cost of the assets had the impairment loss not been recognised. The impairment loss is reversed against the allowance account.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(vii)   Impairment of available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset at fair value through profit or loss has been accounted for in other comprehensive income, the accumulative loss is reclassified from equity to profit or loss when there is objective evidence that the asset is impaired, even though the financial asset has not been derecognised. The impairment loss recognised in profit or loss is calculated as the difference between the acquisition cost, net of any reimbursements or repayment of the principal, and the present fair value, less any impairment loss previously recognised in profit or loss for the year.

Impairment losses relating to investments in equity instruments are not reversible and are therefore recognised directly against the value of the asset and not as an allowance account.

If the fair value of debt instruments increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the increase is recognised in profit or loss up to the amount of the previously recognised impairment loss and any excess is accounted for in other comprehensive income recognised in equity.

(viii)   Financial liabilities

Financial liabilities, including trade and other payables, which are not classified at fair value through profit or loss, are initially recognised at fair value less any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, liabilities classified under this category are measured at amortised cost using the effective interest method.

(ix)      Derecognition of financial assets

The Group applies the criteria for derecognition of financial assets to part of a financial asset or part of a group of similar financial assets or to a financial asset or group of similar financial assets.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognises financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met:

•     Payment of the cash flows is conditional on their prior collection.

•     The Group is unable to sell or pledge the financial asset.

•     The cash flows collected on behalf of the eventual recipients are remitted without material delay and the Group is not entitled to reinvest the cash flows. This criterion is not applicable to investments in cash or cash equivalents made by the Group during the settlement period from the collection date to the date of required remittance to the eventual recipients, provided that interest earned on such investments is passed on to the eventual recipients.

If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

•     If the Group has not retained control, it derecognises the financial asset and recognises separately as assets or liabilities any rights and obligations created or retained in the transfer.

•     If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognises an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. The associated liability is

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortised cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortised cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognises any expense incurred on the associated liability. Recognised changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit or loss or equity, following the general recognition criteria described previously, and are not offset.

If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognised in liabilities. Transaction costs are recognised in profit or loss using the effective interest method.

(x)         Derecognition and modifications of financial liabilities

A financial liability, or part of it, is derecognised when the Group either discharges the liability by paying the creditor, or is legally released from primary responsibility for the liability either by process of law or by the creditor.

The exchange of debt instruments between the Group and the counterparty or substantial modifications of initially recognised liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, providing the instruments have substantially different terms.

The Group considers the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability.

If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.

The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

(l)            Hedge accounting

Derivative financial instruments are initially recognised using the same criteria as those described for financial assets and financial liabilities. Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets and financial liabilities at fair value through profit or loss. Derivative financial instruments which qualify for hedge accounting are initially measured at fair value.

At the inception of the hedge the Group formally designates and documents the hedging relationships and the objective and strategy for undertaking the hedges. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and in subsequent years in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis).

(i)             Cash flow hedges

The Group recognises the portion of the gain or loss on the measurement at fair value of a hedging instrument that is determined to be an effective hedge in other comprehensive income. The ineffective portion and the specific component of the gain or loss or cash flows on the hedging instrument, excluding

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

the measurement of the hedge effectiveness, are recognised with a debit or credit to finance costs or finance income.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised in other comprehensive income are reclassified from equity to profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss and under the same caption of the consolidated statement of profit or loss (consolidated statement of comprehensive income).

(m)     Equity instruments

The Group’s acquisition of equity instruments of the Parent is recognised separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognised in consolidated profit or loss.

The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to accumulated gains. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect.

(n)         Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce haemoderivatives is human plasma, which is obtained from our donation centres using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognised as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a FIFO (first-in, first-out) basis.

The Group uses the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

When the cost of inventories exceeds net realisable value, materials are written down to net realisable value, which is understood to be:

•             For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•             Merchandise and finished goods, estimated selling price less costs to sell;

•             Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale;

The previously recognised write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realisable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”.

(o)         Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition.

The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed are classified under investing and financing activities, respectively.

(p)         Government grants

Government grants are recognised when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.

(i)             Capital grants

Outright capital grants are initially recognised as deferred income in the consolidated balance sheet. Income from capital grants is recognised as other income in the consolidated statement of profit or loss in line with the depreciation of the corresponding financed assets.

(ii)          Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognised as other income in the consolidated statement of profit or loss.

(iii)       Interest rate grants

Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognised at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognised as a government grant based on the nature of the grant awarded.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(q)         Employee benefits

(i)             Defined contribution plans

The Group recognises the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognised as an employee benefit expense in the corresponding consolidated statement of profit or loss in the year that the contribution was made.

(ii)          Termination benefits

Termination benefits are recognised at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring that involves the payment of termination benefits.

For termination benefits payable as a result of an employee’s decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the employee accepts the offer and when a restriction on the Group’s ability to withdraw the offer takes effect.

For termination benefits payable as a result of the Group’s decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated.

If the Group expects to settle the termination benefits in full more than twelve months after year end, the liability is discounted using the market yield on high quality corporate bonds.

(iii)       Short-term employee benefits

The Group recognises the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognised when the absences occur.

The Group recognises the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.

(r)          Provisions

Provisions are recognised when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit or loss item where the corresponding expense was recognised.

(s)           Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognised as a reduction in revenues if considered probable at the time of revenue recognition.

(i)             Sale of goods

The Group recognises revenue from the sale of goods when:

•     It has transferred to the buyer the significant risks and rewards of ownership of the goods.

•     It retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•     The amount of revenue and the costs incurred or to be incurred can be measured reliably;

•     It is probable that the economic benefits associated with the transaction will flow to the Group; and

•     The costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Group participates in the government-managed Medicaid programmes in the United States, accounting for Medicaid rebates by recognising an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid programme and any new information regarding changes in the programme regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analysed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognises these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorised wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii)          Services rendered

Revenues associated with the rendering of service transactions are recognised by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of costs incurred that are recoverable.

(iii)       Interest income

Until June 2012 the Group has been recognising interest receivable from the different Social Security affiliated bodies in Spain, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group modified its estimate regarding late payment interest. Since June 2012 the Group has only been recognising late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date provided that the Spanish Government has not imposed the waiver of late payment interest.

(t)            Income taxes

The income tax expense or tax income for the year comprises current tax and deferred tax.

Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date.

Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

Current and deferred tax are recognised as income or an expense and included in profit or loss for the year, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or from a business combination.

(i)             Taxable temporary differences

Taxable temporary differences are recognised in all cases except where:

•     They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income.

•     They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii)          Deductible temporary differences

Deductible temporary differences are recognised provided that:

•     It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilised, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income.

•     The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset.

Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilised.

(iii)       Measurement

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities.

At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset.

Deferred tax assets which do not meet the above conditions are not recognised in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognised now meet the conditions for recognition.

(iv)      Offset and classification

The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realise the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Deferred tax assets and liabilities are recognised in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement.

(u)         Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(v)         Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

•     Assets are classified as current when they are expected to be realised or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realised within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date.

•     Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

•     Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the consolidated annual accounts are authorised for issue.

(w)       Environmental issues

The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities.

Property, plant and equipment acquired by the Group for long-term use to minimise the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognised as assets applying the measurement, presentation and disclosure criteria described in note 4(g).

(5)         Financial Risk Management Policy

(a)         General

The Group is exposed to the following risks associated with the use of financial instruments:

•                  Credit risk

•                  Liquidity risk

•                  Market risk: includes interest rate risk, currency risk and other price risks.

This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30 to the consolidated annual accounts.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group’s activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.

The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Credit risk

Credit risk is the risk to which the Group is exposed in the event that a customer or a counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets.

Trade receivables

The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. During 2012, as a result of the condition imposed by the Spanish Government to waive late payment interest on past due receivables, the Group recognised a loss due to the waiving of interest owed by the Spanish Social Security. No significant bad debt or late payment issues have been detected for sales to private entities.

The Group recognises impairment based on its best estimate of the losses incurred on trade and other receivables. The main impairment losses recognised are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial.

Details of exposure to credit risk are disclosed in note 30.

Liquidity risk

Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation.

The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing.

On 17 March 2014 the Group concluded its debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents the Group’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostic unit. Following the refinancing process, the Group’s debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

At 31 December 2014 the Group has total cash and cash equivalents of Euros 1,079 million (709 million at 31 December 2013). The Group also has approximately Euros 430 million in unused credit facilities, including Euros 247 million on the revolving credit facility.

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse in those countries with long collection periods.

Market risk

Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimising returns.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(i)             Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency.

The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies.

Details of the Group’s exposure to currency risk at 31 December 2014 and 2013 of the most significant financial instruments are shown in note 30.

(ii)          Interest rate risk

The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk.

The purpose of managing interest-rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

With the objective of managing interest-rate risks in cash flows, the Group manages cash flow interest rate risks through variable to fixed interest rate swaps.

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (High Yield Senior Unsecured Notes) amounts to US Dollars 1,000 million, which represents approximately 19% of the Group’s total debt in US Dollars.

For the remaining senior debt in US Dollars, which totals US Dollars 3,913 million, the Group has partially contracted a variable to fixed interest rate swap. At 31 December 2014 the nominal part of this hedging instrument amounts to US Dollars 1,018 million. This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps is to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertakes to exchange the difference between fixed interest and variable interest with other parties periodically. The difference is calculated based on the contracted notional amount (see notes 15 (f) and 30). The notional amount of the swap contracted by the Group hedges 26% (57% at 31 December 2013) of the senior variable interest rate debt denominated in US Dollars at 31 December 2014.

Senior debt in Euros represents approximately 9% of the Group’s total debt at 31 December 2014 (14% at 31 December 2013). The total senior debt is at variable rates. In order to manage the cash flow interest rate risks a hedging operation has taken place by contracting derivative financial instruments consisting of variable to fixed interest rate swaps. The nominal part of this hedging instrument amounts to Euros 100 million, representing hedging of 25% (27% at 31 December 2013) of the senior variable interest rate debt denominated in Euros at 31 December 2014 (see notes 15 (f) and 30).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates (Libor and Euribor) is accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

Total fixed-interest debt plus interest rate hedging represent a total of 40% of debt at 31 December 2014 (66% at 31 December 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii)       Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a highly-concentrated sector.

(b)         Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The directors consider various arguments to calculate capital structure:

•             The directors control capital performance using rates of returns on equity (ROE). In 2014, the ROE stood at 18% (16% in December 2013). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

•             In accordance with the senior secured debt contract, at 31 December 2014 the net financial debt should be 5.00 times lower than adjusted EBITDA. In 2014 the leverage ratio is 3.01 times adjusted EBITDA (2.28 times adjusted EBITDA at 31 December 2013).

•             Consideration of the Company’s credit rating (see note 20).

The Group has no share-based payment schemes for employees.

The Parent held Class A and B treasury stock equivalent to 0.82% of its capital at 31 December 2014. The Parent does not hold any treasury stock at 31 December 2013. The Group does not have a formal plan for repurchasing shares.

(6)         Segment Reporting

In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts.

Group companies are divided into three areas: companies from the industrial area, companies from the commercial area and companies from the services area. Within each of these areas, activities are organised based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•      Balance sheet: cash and cash equivalents, public entities, deferred tax assets and liabilities and loans and borrowings.

•      Statement of profit or loss: general administration expenses, finance result and income tax.

There have been no significant inter-segment sales.

(a)         Operating segments

The operating segments defined by the steering committee are as follows:

•                        Bioscience: including all activities related with products derived from human plasma for therapeutic use.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                        Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.

•                        Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

•                        Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2014, 2013 and 2012 as a percentage of net sales are as follows:

	Thousands of Euros
	2014	2013	2012
Bioscience
Haemoderivatives	2,512,704	2,448,082	2,324,237
Other haemoderivatives	805	742	851
Diagnostic
Transfusional medicine	595,686	102,350	103,809
In vitro diagnosis	24,336	27,989	30,532
Hospital
Fluid therapy and nutrition	53,771	55,553	53,556
Hospital supplies	41,029	41,578	42,315
Raw materials and others	127,053	65,438	65,644

Total	3,355,384	2,741,732	2,620,944

The Group has concluded that the haemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

•                        All these products are human plasma derivatives and are manufactured in a similar way.

•                        The customers and methods used to distribute these products are similar.

•                        All these products are subject to the same regulations regarding production and the same regulatory environment.

(b)         Geographical information

Geographical information is grouped into four areas:

•                        United States of America and Canada

•                        Spain

•                        Rest of the European Union

•                        Rest of the world

For management purposes, the Group excludes the Raw Material segment from the geographical details as it relates to operations which do not form part of the Group’s core business. Sales and assets of the Raw Material segment correspond mainly to the United States.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c)          Main customer

Income from a Bioscience segment customer represents approximately 10.9% of the Group’s total income (11.2% in 2013 and 10.3% in 2012).

(7)         Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2013 are as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2012	Combination	differences	31/12/2013
Net value

Grifols UK.Ltd. (UK)	Bioscience	8,420	—	(178)	8,242
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA. Inc. (USA)	Bioscience	115,271	—	(4,990)	110,281
Plasmacare. Inc. (USA)	Bioscience	38,954	—	(1,686)	37,268
Grifols Australia Pty Ltd.
(Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10,895	—	(1,510)	9,385
Grifols Therapeutics, Inc. (USA)	Bioscience	1,684,241	—	(72,910)	1,611,331
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	—	40,516	—	40,516

		1,869,899	40,516	(81,274)	1,829,141

			(note 3(b))

Details of and movement in this caption of the consolidated balance sheet at 31 December 2014 are as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2013	Combination	differences	31/12/2014
Net value

Grifols UK.Ltd. (UK)	Bioscience	8,242	—	580	8,822
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA. Inc. (USA)	Bioscience	110,281	—	14,988	125,269
Plasmacare. Inc. (USA)	Bioscience	37,268	—	5,065	42,333
Grifols Australia Pty Ltd.
(Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,385	—	328	9,713
Grifols Therapeutics, Inc. (USA)	Bioscience	1,611,331	—	218,984	1,830,315
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	—	988,404	117,242	1,105,646

		1,829,141	988,404	357,187	3,174,732

			(note 3(a))

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group has decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the recent acquisition will support not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.  The CGUs established by Management are:

•                  Bioscience

•                  Diagnostic

The recoverable amount of the CGUs was calculated based on their value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

This value in use and fair value calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs for 2013 were as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	10.60%
Diagnostic-Australia	2%	9.05%

The key assumptions used in calculating impairment of the CGUs for 2014 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	8.20%
Diagnostic	2%	9.00%

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

As the acquisition of Novartis diagnostic unit is a recent transaction and as the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment’s net assets, specific information from the impairment test sensitivity analysis is not included.

At 31 December 2014 Grifols’ stock market capitalisation totals Euros 10,723 million (Euros 10,790 million at 31 December 2013).

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2014 and 2013 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products (see note 3(b)).

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 31 December 2013 is as follows:

	Thousands of Euros
	Balance at	Business		Translation	Balance at
	31/12/2012	combinations	Additions	differences	31/12/2013

Cost of currently marketed products - Gamunex	909,504	—	—	(39,371)	870,133
Cost of currently marketed products - Progenika	—	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(48,001)	—	(30,238)	3,311	(74,928)
Accumulated amortisation of currently marketed products - Progenika	—	—	(1,983)	—	(1,983)

Carrying amount of currently marketed products	861,503	23,792	(32,221)	(36,060)	817,014

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 31 December 2014 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2013	Additions	differences	31/12/2014

Cost of currently marketed products - Gamunex	870,133	—	118,253	988,386

Cost of currently marketed products - Progenika	23,792	—	—	23,792

Accumulated amortisation of currently marketed products - Gamunex	(74,928)	(29,875)	(13,254)	(118,057)
Accumulated amortisation of currently marketed products - Progenika	(1,983)	(2,376)	—	(4,359)

Carrying amount of currently marketed products	817,014	(32,251)	104,999	889,762

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 31 December 2014 the residual useful life of currently marketed products is 26 years and 5 months (27 years and 5 months at 31 December 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 31 December 2014 the residual useful life of currently marketed products is 8 years and 2 months (9 years and 2 months at 31 December 2013).

(a)         Self — constructed intangible assets

At 31 December 2014 the Group has recognised Euros 12,759 thousand as self-constructed intangible assets (Euros 19,244 thousand at 31 December 2013).

(b)         Purchase commitments

At 31 December 2014 the Group has intangible asset purchase commitments amounting to Euros 348 thousand (Euros 361 thousand at 31 December 2013).

(c)          Intangible assets with indefinite useful lives and other intangible in progress

At 31 December 2014 the Group has plasma centre licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 26,177 thousand (Euros 23,833 thousand at 31 December 2013).

The Group has also an amount of Euros 22,175 thousand as development costs in progress (Euros 27,435 thousand at 31 December 2013).

The Group has recognised an amount of Euros 40,539 thousand at 31 December 2014 (Euros 9,463 thousand at 31 December 2013) corresponding to payments relating to license rights due to the Aradigm acquisition (see note 12).

(d)         Losses on disposal of intangible assets

Total losses incurred on disposals of intangible assets in 2014 amount to Euros 5.5 million (losses of Euros 2.5 million in 2013).

(e)          Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analysed for each of the intangible assets in progress by calculating its   recoverable amount based on their fair value.

(9)   Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2014 and 2013 are included in Appendix IV, which forms an integral part of this note to the consolidated annual accounts.

Property, plant and development under construction at 31 December 2014 and 2013 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

(a)         Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2014 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)         Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2014 amount to Euros 1 million (Euros 2.1 million in 2013).

(c)          Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2013:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	1,741	(524)	1,217
Plant and machinery	30,374	(10,961)	19,413

	32,115	(11,485)	20,630

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2014:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	2,642	(908)	1,734
Plant and machinery	34,048	(14,120)	19,928

	36,690	(15,028)	21,662

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c).

During 2011 the Group signed a number of contracts for the sale and leaseback of a production plant and the corresponding machinery and other equipment to third party companies California Biogrif 330, LP and LA 300 Biological Financing, LP, respectively.  The Group also entered into a 99-year lease contract with the same lessor for the land on which the plant sold is built. The lease for the plant was considered as an operating lease while the lease for the machinery and other equipment was considered a finance lease, taking into account the terms of the related purchase option. During 2014, the Group has signed a sale and leaseback contract for some plasma centers with the non-related company Store Capital Acquisitions, LLC (see note 9f (ii)).

(d)         Self — constructed property, plant and equipment

At 31 December 2014 the Group has recognised Euros 43,041 thousand as self -constructed property, plant and equipment (Euros 41,134 thousand at 31 December 2013).

(e)          Purchase commitments

At 31 December 2014 the Group has property, plant and equipment purchase commitments amounting to Euros 44,661 thousand (Euros 35,956 thousand at 31 December 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(f)           Sale and leaseback of buildings

(i)            Sale and leaseback of Spanish properties

On 10 May 2011 the Group sold five properties located in Spain to Gripdan Invest, S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., a shareholder of Grifols, S.A., for Euros 80.4 million (see note 31). These properties related to non-core assets such as offices, warehouses and factory premises. Two of the properties were sold together with their related mortgage loans for a total of Euros 53.5 million.

As a result of this operation, the Group incurred a net loss of Euros 7.4 million in 2011, which included Euros 2 million in brokerage fees paid to a related company. The prices paid for the properties were established based on appraisals made by independent appraisers.

At the same time, operating lease agreements for the aforementioned properties were entered into with Gripdan Invest, S.L., the key terms of which were as follows:

•                  Compulsory initial term of five years

•                  Initial rent established at market prices and subject to annual review, based on the percentage variation in the Spanish Consumer Price Index (CPI)

•                  Automatic extensions for five-year periods that can be terminated by either party by advance six months’ notice.

•                  Upon vacating the premises, Grifols will be compensated by the lessor for any on-site assets in which it has invested, insofar as these have a residual value and are not recoverable by Grifols.

Grifols also signed a call option on the shares of Gripdan Invest, S.L., which is exercisable between 10 May 2016 and 10 May 2017 and for which no consideration was required. The strike price will be calculated as the exercise date market value, as determined by independent appraisers. According note 34, the Group has repurchased industrial assets in Spain for a total amount of Euros 44 million

The rental expense incurred by the Group in 2014 for these contracts amounted to Euros 8,217 thousand (Euros 8,210 thousand during 2013 and Euros 8,020 thousand during 2012), coinciding fully with the minimum contractual payments.

(ii)           Sale and leaseback of properties, machinery and other equipment in the USA

Los Angeles, CA, USA

On 9 June 2011 the Group signed various contracts for the sale and leaseback of a production plant located in Los Angeles, CA, USA with its machinery and other equipment to institutional investors California Biogrif 330, LP and LA 300 Biological Financing, LP, respectively. The Group also entered into a 99-year lease contract with the same lessor for the land on which the plant sold is built. An amount of US Dollars 35.4 million (Euros 24.6 million) was received for the sale of the plant, whilst an amount of US Dollars 23.8 million (Euros 16.5 million) was received for the sale of the machinery and other equipment.

The plant lease was considered an operating lease whilst the lease on the machinery and other equipment was considered a finance lease in accordance with the terms of the purchase option. As a result of the sale of the plant, the Group incurred a net loss of US Dollars 2.4 million in 2011 (Euros 1.3 million), mainly due to the expenses incurred by the Group during the operation.

The main terms of the plant operating lease contract are as follows:

•                  Compulsory initial term of 20 years

•                  Initial rent established at market prices and subject to an annual 3% increase. On the first day of the sixth year, the rent remaining up until the 20th year will be paid in advance.

•                  Option to extend the lease by a ten-year period at the discretion of the Grifols Group.

•                  Awarding of purchase options in the sixth and 20th years at a market price to be determined by independent appraisers.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The main terms of the finance lease contract for the machinery and other equipment are: a compulsory term of five years and sixty (60) monthly payments of US Dollars 529 thousand (Euros 369 thousand). The lease contract is non-extendable and anticipates the repurchase of the machinery and other equipment for the amount of US Dollars 1 on expiry of the lease term.

The rental expense incurred by the Group in 2014 for the operating lease contracts amounted to Euros 1,790 thousand (Euros 1,812 thousand in 2013 and Euros 1,878 thousand in 2012), coinciding fully with the minimum contractual payments.

North Carolina, NC, USA

On 29 December 2011, the Group signed a number of contracts for the sale and leaseback of certain buildings and equipment under construction (jointly denominated “New Fractionation Facility” or “NFF”), located in Clayton, North Carolina (USA), with the related company Scranton Enterprises USA, Inc, (hereinafter “Scranton”) (see note 31).

The sale price was US Dollars 199 million (Euros 152 million), which has been collected as follows:

•                  In December 2011 the Group received US Dollars 115 million (Euros 88 million).

•                  In June 2012 the Group received the whole outstanding amount for a total of US Dollars 84 million (Euros 67 million).

As a result of the transaction, the Group recognised a net loss of US Dollars 12.1 million (Euros 8,9 million) in 2011, primarily due to the brokerage fees paid to a related company, which amounted to US Dollars 10 million.

The main terms of the operating lease contract for the building are as follows:

•                  Compulsory initial lease term: eight years

•                  The annual rent was established at a minimum of US Dollars 20.5 million, subject to annual increases in line with inflation.

•                  Option enabling Grifols to renew and extend the contract for a further five years.

•                  Automatic renewal for additional five-year periods unless one of the parties gives six months’ notice to the contrary.

•                  Upon vacating the premises, Grifols will be compensated by the lessor for any on-site assets in which it has invested, insofar as these have a residual value and are not recoverable by Grifols.

•      Scranton Enterprises USA Inc. has required Grifols to lodge a cash or bank guarantee of US Dollars 25 million.

The main terms of the lease contract for the land on which the NFF building is located are as follows:

•                  Initial lease period: 99 years

•                  The annual rent has been established at a minimum of US Dollars 1 per year.

The Group contracted a call option on the shares of Scranton Investments, B.V., a shareholder of Scranton Enterprises USA, Inc. This option, which had a cost of US Dollars 4 million (see note 11), can be exercised on the date on which the license is granted by the Food and Drug Administration (FDA), at five and ten years from that date, and on the expiry date of the lease contract. The purchase price will vary depending on the market value determined on the date the option is exercised. According note 34, the Group has repurchased industrial assets in North Carolina (USA) for a total amount of US Dollars 250 million

The rental expense incurred by the Group in 2014 for the operating lease contracts amounted to Euros 15,813 thousand (Euros 15,811 thousand in 2013 and Euros 16,037 thousand in 2012), coinciding fully with the minimum contractual payments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Plasma Centers

On 19 September 2014, the Group signed a contract for the sale and leaseback of eight plasma centers owned by Grifols Shared Services North America, Inc. (formerly Grifols Inc.) to Store Capital Acquisitions, LLC (hereinafter “the lessor”). The transaction includes mainly land and buildings.

The leaseback has been classified as an operating lease. The sale price was US Dollars 18.5 million (Euros 13.6 million) which has been collected in cash. As a result of the transaction, the Group recognised a net profit of Euros 481 thousand. The prices paid for the properties were established based on appraisals made by independent appraisers.

The main terms of the operating lease contract for the building are as follows:

•                  Compulsory initial lease term: fifteen years

•                  The annual rent was established at US Dollars 1,391 for all plasma centers during first year, with annual increases  of 2.5% or 1.5 times inflation rate.

•                  Option to extend the lease by a five-year period at the discretion of the Grifols Group up to a maximum of twenty years.

The rental expense incurred by the Group in 2014 for the operating lease contracts amounted to Euros 274 thousand.

(g)         Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.5% and a perpetual growth rate of 2% (10.4% and 2% respectively in fiscal year 2013).

(10)  Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2014 and 2013 are as follows:

		Thousands of Euros
	% ownership	31/12/2014	31/12/2013

Nanotherap ix, S.L.	51.00%	—	1,354
VCN Bioscience, S.L.	49.45%	—	802
Aradigm Corporation	35.00%	23,689	21,002
TiGenix N.V.	21.30%	8,545	12,443
Mecwins, SL	9.35%	—	164
Kiro Robotics, S.L.	50.00%	22,062	—

		54,296	35,765

The Group has determined that it has significant influence or joint control over these investments and has not considered any of them as material.

An aggregate summary of the impact on the consolidated statement of profit or loss and consolidated statement of comprehensive income is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Profit / (Loss)

Consolidated statement of profit or loss	(6,582)	(1,165)	(1,407)
Other consolidated comprehensive income	1,287	(359)	—

	(5,295)	(1,524)	(1,407)

Kiro Robotics

On 19 September 2014 the Group subscribed to a capital increase of the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase has been paid by means of a monetary contribution.

Grifols has also entered into a joint venture & shareholders’ agreement (the “Joint Venture Agreement”) with Kiro Robotics’ partners: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop. and Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Robotics, whether these are the Board of Directors or any other internal managing and governing bodies.

The Joint Venture foresees that the shareholders shall comply with a lock-up period of 4 years from the signing of the Joint Venture Agreement. At the end of this period, any transfer of shares will be subject to the usual limitations in this kind of transactions, including call or put options, preferential acquisition rights, and tag-along and drag-along rights.

Kiro Robotics is a Spanish company with registered office in Mondragon/Arrasate, Guipúzcoa, founded in 2011 as a spin-off of the Corporación Mondragon medical division. Kiro Robotics develops technologies that improve the efficiency, safety and service quality in the compounding of intravenous medication in hospital pharmacies. Its product, Kiro Oncology, means that a new generation of robots is able to automatically prepare intravenous medication for chemotherapy treatments.

In addition to marketing these products worldwide, from January 2016 Grifols will directly distribute them in Spain, Portugal and Latin America.

Currently, Kiro Robotics has a multidisciplinary team of 25 experienced professionals in automation, engineering and hospital pharmacy, dedicated to the development, validation and manufacturing of new products and applications in this field and also to customer servicing.

This transaction is included in the Hospital division.

The acquisition of Kiro Robotics gives rise to a joint control business which is accounted for as an “Investment in equity-accounted investee”, as none of the shareholders control the decisions regarding relevant activities nor the governing bodies of the company.

Aradigm Corporation

On 20 May 2013 the Group announced the signing of a worldwide exclusive licensing agreement with Aradigm Corporation to develop and commercialise Pulmaquin and Lipoquin, on the condition that Grifols, S.A. would participate in the capital increase.

On 27 August 2013 the Group acquired a 35% interest in Aradigm Corporation for a total of US Dollars 26 million (Euros 20.6 million) and, therefore, the exclusive worldwide licensing agreement to develop and commercialise Pulmaquin and Lipoquin became effective. All shares have the same voting and economic rights.

Aradigm’s headquarters are based in Hayward, California, and its shares trade in the Nasdaq OTC BB market.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Pulmaquin and Lipoquin are inhaled ciprofloxacin formulations for the treatment of severe respiratory diseases, including non-cystic fibrosis bronchiectasis. Aradigm has completed phase 2b clinical trials with Pulmaquin and Lipoquin in bronchiectasis patients.

Aradigm has been granted orphan drug designation for liposomal ciprofloxacin for cystic fibrosis in the US and the EU and for the combination of liposomal ciprofloxacin and free ciprofloxacin for bronchiectasis in the US.

Grifols and Aradigm have agreed to advance the formulations of Pulmaquin and Lipoquin into phase III clinical trials in bronchiestasis.

Pulmaquin will complement Grifols’ existing pulmonary business activity.

Grifols will be responsible for all development and clinical expenses up to a maximum of US Dollars 65 million for the bronchiectasis indication. In addition, Aradigm will also be entitled to receive cash payments of up to a maximum of US Dollars 25 million from Grifols, upon achievement of development milestones. Grifols will be responsible for all commercialisation activities and will pay Aradigm royalties on worldwide sales of products.  In relation to this agreement, Grifols paid an amount of US Dollars 13 million (Euros 9 million) as upfront licensing fees, which was capitalised under Other intangible assets at 31 December 2013. During fiscal year 2014, additional payments have been made and the amount capitalised under other intangible assets amounts to Euros 40.5 million (see note 8(c)).

The acquisition of Aradigm is accounted for as an “Investment in equity-accounted investee”, as Grifols does not control the decisions regarding relevant activities nor the governing bodies of the company.

TiGenix N.V.

On 19 November 2013, the Group company Gri-Cel, S.A., acquired 21.3%, through the subscription of a capital increase with exclusion of preferential subscription right, of the biotechnology company TiGenix N.V.  (hereinafter TiGenix), which is listed on NYSE Euronext Brussels (TIG), with head office in Lovaina and offices in Madrid and Sittard-Geleen (the Netherlands).

TiGenix holds a 100% interest in TiGenix, S.A. (formerly Cellerix, S.A.), which engages in research and development of stem cells taken from fatty tissue. Phase III clinical trials are currently at an advanced stage for the treatment of complex perianal fistulas in patients with Crohn’s disease (“Cx601”), and the product achieved orphan drug status from the European Medicines Agency.

The agreement with TiGenix envisages the appointment of two directors by Grifols and a preferential right to negotiate the development and commercialisation of any product owned by TiGenix (with the exception of ChondroCelect).

The price paid for 21.30% of TiGenix was Euros 12 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(11)  Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Non-current deposits and guarantees	4,356	3,414
Non-current derivatives (note 30)	—	3,155
Loans to third parties	—	4,962
Loan to associates (note 31)	300	300
Other non-current financial assets (note 9(f)(ii))	4,355	3,365

Total non-current financial assets	9,011	15,196

Loans to third parties at 31 December 2013 primarily comprised three mortgage loans extended to the owners of several plasma centres. These loans had a term of 20 years, bear interest at fixed rates and have been secured with mortgage collateral and personal guarantees. These loans have been collected during 2014.

Details of other current financial assets on the consolidated balance sheet at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Deposits and guarantees	476	232
Loans to associates (note 31)	—	700
Current loans to third parties	26	268

Total other current financial assets	502	1,200

(12)  Inventories

Details of inventories at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Goods for resale	141,956	97,945
Raw materials and supplies	342,747	280,535
Work in progress and semi-finished goods	499,302	317,155
Finished goods	225,940	283,197

	1,209,945	978,832

Less, inventory provision	(15,888)	(31,919)

	1,194,057	946,913

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012

Balance at 1 January	31,919	44,741	35,542

Net charge for the year	(15,016)	(10,030)	13,019
Business combinations	2,201	—	4,036
Net cancellations for the year	(4,421)	(528)	(8,567)
Translation differences	1,205	(2,264)	711

Balance at 31 December	15,888	31,919	44,741

(13)  Trade and Other Receivables

Details at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Trade receivables	514,844	401,610
Bad debt provision (note 30)	(14,092)	(16,073)
Trade receivables	500,752	385,537
Other receivables	12,314	15,480
Receivables from associates (note 31)	33	27
Personnel	463	324
Advances for fixed assets	2,620	590
Other advances	4,826	3,304
Taxation authorities, VAT recoverable	11,317	12,541
Other public entities	3,830	4,245

Other receivables	35,403	36,511
Current income tax assets	79,593	43,533

	615,748	465,581

Other receivables

During 2014, 2013 and 2012 certain Spanish companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to approximately 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognised in the balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 5,434 thousand at 31 December 2014 (Euros 6,463 thousand at 31 December 2013), which does not differ significantly from its fair value and coincides with the amount with maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognised the asset transferred, as the risks and rewards inherent to ownership have not been substantially retained.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2014 amount to Euros 465 million (Euros 244 million in 2013).

The finance cost of these operations for the Group totals approximately Euros 6,271 thousand which has been recognised under finance result in the consolidated statement of profit or loss for 2014 (Euros 6,972 thousand in 2013 and Euros 7,406 thousand in 2012) (see note 26).

Details of balances with related parties are shown in note 31.

(14)  Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Current deposits	288,649	283,546
Cash in hand and at banks	790,497	425,231

Total cash and cash equivalents	1,079,146	708,777

During 2013 the Group recognised the following transactions which did not require the use of cash and/or cash equivalents:

•                  Put and call options relating to the acquisition of Progenika Biopharma, S.A. (see note 3 (b)).

•                  Loan of class B shares to a related party (see note 15).

•                  Issue of new shares on 4 January 2013 (see note 15).

(15)  Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)         Share capital

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new Class B non-voting shares, with a charge to voluntary reserves. This issue was executed in a public deed on 4 January 2013 and the shares were admitted for trading on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013.

On 16 April 2013 Grifols increased its share capital by issuing 884,997 Class B non-voting shares of Euros 0.10 par value each, with a share premium of Euros 23.02 per share. Therefore, the total amount of the share capital increase has been Euros 20,461 thousand, of which Euros 88 thousand corresponds to the par value and Euros 20,373 thousand to share premium. The board of directors has agreed to suppress the pre-emptive subscription rights in connection with the share capital increase.

The aforementioned share capital increase had enabled Grifols to return to the lender the non-voting shares to comply with the commitment with the vendors of Progenika shares pursuant to the provisions of the share loan agreement signed in February 2013 (see note 3 (b) and section (d) of this note and note 31).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2014, the Company’s share capital amounts to Euros 119,603,705 and comprises:

•             Class A shares: 213,064,899 ordinary shares of Euros 0.50 par value each, subscribed and fully paid and of the same class and series.

•             Class B shares: 130,712,555 non-voting preference shares of 0.10 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

The main characteristics of the Class B shares are as follows:

•             Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.

•             Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.

•             Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.

•             In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2014 and 2013.

At 31 December 2014 and 2013, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in outstanding shares during 2013 is as follows:

	Class A shares	Class B shares

Balance at 1 January 2013	212,906,573	113,483,264

Capital increase with charge to reserves	—	17,213,209
(Acquisition) / disposal of treasury stock (note 15 (d))	158,326	15,429
Balance at 31 December 2013	213,064,899	130,711,902

Movement in outstanding shares during 2014 is as follows:

	Class A shares	Class B shares

Balance at 1 January 2014	213,064,899	130,711,902
(Acquisition) / disposal of treasury stock (note 15 (d))	(1,967,265)	(5,000)
Balance at 31 December 2014	211,097,634	130,706,902

(b)         Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c)          Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2014, Euros 43,540 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 49,601 thousand at 31 December 2013) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

In February 2013 a related party lent the Group 884,997 Class B shares with a fair value of Euros 18 million, which were used to acquire Progenika (see note 3(b)). Under the Class B share loan agreement, the Group undertook the commitment to return the same number of Class B shares on or before 31 December 2013. On 16 April 2013 share capital was increased by a nominal amount of Euros 88,499.70, and has enabled Grifols to return the non-voting shares to the lender.

In May 2013 Araclon Biotech, S.L. increased capital by an amount of Euros 7 million, Euros 6.9 million of which were subscribed by the Group. As a result, the Group had increased its investment from 51% to 61.12%. The difference between the share capital increase carried out by the Group and the non-controlling interest were recognised as a Euros 2.8 million decrease in reserves.

In May 2014 Araclon Biotech, S.L. increased capital by an amount of Euros 5 million. As a result, the Group has increased its investment from 61.12% to 66.15%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognised as a Euros 1.7 million decrease in reserves.

In November 2013 the Company sold 4,402,986 treasury stocks (ADSs), generating a profit of Euros 11.2 million, recognised in reserves.

At 31 December 2014 and 2013 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Legal reserve

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2014 the legal reserve of the Company amounts to Euros 23,921 thousand (Euros 23,576 thousand at 31 December 2013).

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2014 the balance of the legal reserve of other Spanish companies amounts to Euros 1,504 thousand (Euros 2,113 thousand at 31 December 2013).

Other foreign Group companies have a legal reserve amounting to Euros 587 thousand at 31 December 2014 and 2013.

(d)         Treasury stock

Movement in Class A treasury stock during 2013 is as follows:

	No. of Class A shares	Thousands of Euros

Balance at 1 January 2013	158,326	3,058

Acquisition of Class A shares	448,802	11,040
Disposal of Class A shares	(607,128)	(14,098)
Balance at 31 December 2013	—	—

Movement in Class B treasury stock during 2013 is as follows:

	No. of Class B shares	Thousands of Euros

Balance at 1 January 2013	16,082	2
Cash acquisition of Class B shares	6,177,372	127,788
Non-cash acquisition of Class B shares	884,997	17,744
Cash disposal of Class B shares	(5,307,804)	(107,329)
Non-cash disposal of Class B shares	(1,769,994)	(38,205)
Balance at 31 December 2013	653	—

Movement in Class A treasury stock during 2014 is as follows:

	No. of Class A shares	Thousands of Euros

Balance at 1 January 2014	—	—
Acquisition of Class A shares	1,967,265	69,134
Balance at 31 December 2014	1,967,265	69,134

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in Class B treasury stock during 2014 is as follows:

	No. of Class B shares	Thousands of Euros

Balance at 1 January 2014	653	—

Acquisition of Class B shares	5,000	118
Balance at 31 December 2014	5,653	118

On 11 March 2013 Grifols S.A. purchased 4,402,986 of its American Depositary Shares (“ADSs”) from various funds managed by Cerberus Capital Management, L.P. and/or its affiliated advisory entities for a total of Euros 88.9 million (US Dollars 118.9 million, or US Dollars 27 per ADS). Grifols originally issued the ADSs to Cerberus in June 2011 in connection with the acquisition of Talecris Biotherapeutics Corp. Cerberus was the majority shareholder of Talecris. In November 2013, the Company sold all the ADSs forming part of its treasury stock. The sale generated a profit of Euros 11.2 million, which was recognised in reserves.

Cash acquisitions Class B include the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 18,399 thousand. This amount was considered as cash used in investing activities in the statement of cash flows.

Cash acquisitions also include purchases of Class B shares issued on 16 April 2013 and subscribed by a financial institution (see section (a) of this note).

Non-cash acquisitions and disposals of Class B shares include a share loan transaction entered into with a related party (see note 31). Subsequent disposals include Class B shares exchanged in the acquisition of Progenika Biopharma, S.A. (see notes 3(b) and 14).

Cash obtained in 2013 through disposals of Class A and B shares amounts to Euros 15,286 thousand and Euros 119,903 thousand, respectively.

The Parent held Class A and B treasury stock equivalent to 0.82% of its capital at 31 December 2014. The Parent does not hold any Class A treasury stock at 31 December 2013.

(e)          Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2014 and the distribution approved for the year 2013 is as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Legal Reserve	—	344
Voluntary reserve	17,096	29,189
Dividends	188,101	138,818
Profit of the Parent	205,197	168,351

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The following dividends were paid in 2014:

	31/12/2014
	% of par value	Euros per share	Thousands of Euros

Ordinary shares	40%	0.20	42,613
Non-voting shares	200%	0.20	26,143
Non-voting shares (preferred dividend)	10%	0.01	1,307
Total dividends paid			70,063

	31/12/2014
	% of par value	Euros per share	Thousands of Euros

Ordinary shares (interim dividend)	50%	0.25	53,266
Non-voting shares (interim dividend)	250%	0.25	32,678
Total interim dividends paid			85,944

At the general meeting held on 20 October 2014, the Board of Directors of Grifols approved the distribution of interim dividend for 2014 of Euros 0.25 for each Class A and B share, recognising a total of Euros 85,944 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

The Statement of Liquidity for Distribution of Interim Dividend of Grifols, S.A. prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned interim dividend is provided in Appendix V.

At a general meeting held on 30 May 2014 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the year ended 31 December 2013 is presented in the consolidated statement of changes in equity.

(f)           Cash flow hedges

In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group has recognised these financial derivatives as cash flow hedges (see notes 5 (a) and 30).

Ineffective cash flow hedges recognised as finance income and cost in the consolidated statement of profit or loss (consolidated statement of comprehensive income) for 2014 amount to Euros 85 thousand (Euros 1,015 thousand in 2013).

(16)  Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	470,253	345,551	256,686
Weighted average number of ordinary shares outstanding	342,672,468	340,505,298	342,701,194
Basic earnings per share (Euros per share)	1.37	1.01	0.75

The weighted average number of ordinary shares issued (basic and diluted) is determined as follows:

	Number of shares
	31/12/2014	31/12/2013	31/12/2012

Issued shares outstanding at 1 January	343,777,454	342,708,823	342,709,051
Effect of shares issued	—	627,984	—
Effect of treasury stock	(1,104,986)	(2,831,509)	(7,857)
Average weighted number of ordinary shares outstanding at 31 December	342,672,468	340,505,298	342,701,194

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2014, 2013 and 2012 basic and diluted earnings per share are the same, as no potential diluting effects exist.

(17)  Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2013 are as follows:

	Thousands of Euros
			Business
			Combination /
			Additions to
	Balance at		consolidated	Capital		Translation	Balance at
	31/12/2012	Additions	Group	increases	Disposals	differences	31/12/2013
Grifols (Thailand) Pte Ltd	1,761	(18)	—	—	(6)	(183)	1,554
Grifols Malaysia Sdn Bhd	713	74	—	—	—	(86)	701
Araclon Biotech, S.A.	872	(2,955)	—	2,895	—	—	812
Medion Grifols Diagnostic AG	28	(309)	—	—	—	(1)	(282)
GRI-CEI S/A Productos para transfusao	599	(5)	—	1,547	—	(420)	1,721
Progenika Biopharma, S.A.	—	14	1,093	—	—	8	1,115
Brainco Biopharma, S.L.	—	(283)	664	—	—	—	381
Abyntek Biopharma, S.L.	—	(15)	(45)	—	—	—	(60)
	3,973	(3,497)	1,712	4,442	(6)	(682)	5,942

			(note 3 (b))

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of non-controlling interests and movement at 31 December 2014 are as follows:

	Thousands of Euros
	Balance at		Capital	Translation	Balance at
	31/12/2013	Additions	increases	differences	31/12/2014
Grifols (Thailand) Pte Ltd	1,554	190	—	212	1,956
Grifols Malaysia Sdn Bhd	701	162	—	48	911
Araclon Biotech, S.A.	812	(2,457)	1,741	—	96
Medion Grifols Diagnostic AG	(282)	(231)	—	(8)	(521)
GRI-CEI S/A Productos para transfusao	1,721	(20)	—	21	1,722
Progenika Biopharma, S.A.	1,115	(64)	—	(21)	1,030
Brainco Biopharma, S.L.	381	(725)	—	—	(344)
Abyntek Biopharma, S.L.	(60)	(25)	—	—	(85)
	5,942	(3,170)	1,741	252	4,765

(18)  Grants

Details are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Capital grants	5,656	5,977
Interest rate grants (preference loans)	1,125	1,057
	6,781	7,034

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants of Euros 849 thousand have been transferred to the statement of profit and loss during the year at 31 December 2014 (Euros 1,130 thousand at 31 December 2013 and Euros 962 thousand at 31 December 2012).

(19)  Provisions

Details of provisions at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/2014	31/12/2013
Provisions for pensions and similar obligations	3,536	2,595
Other provisions	3,417	1,607
Non-current provisions	6,953	4,202

	Thousands of Euros
Current provisions (b)	31/12/2014	31/12/2013

Trade provisions	115,985	51,459
Current provisions	115,985	51,459

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a)         Non-current provisions

At 31 December 2014, 2013 and 2012 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

Movement in provisions during 2012 is as follows:

	Thousands of Euros
	Balance at	Net			Translation	Balance at
	31/12/2011	reversal	Cancellations	Reclassifications	differences	31/12/2012
Non-current provisions	11,052	(695)	(470)	(6,641)	102	3,348
	11,052	(695)	(470)	(6,641)	102	3,348

Movement in provisions during 2013 is as follows:

	Thousands of Euros
	Balance at			Translation	Balance at
	31/12/2012	Net Charge	Cancellations	differences	31/12/2013

Non-current provisions	3,348	1,776	(854)	(68)	4,202
	3,348	1,776	(854)	(68)	4,202

Movement in provisions during 2014 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2013	Net Charge	Cancellations	Reclassifications	differences	31/12/2014

Non-current provisions	4,202	2,427	(166)	427	63	6,953
	4,202	2,427	(166)	427	63	6,953

(b)         Current provisions

Movement in trade provisions during 2012 is as follows:

	Thousands of Euros
	Balance at	Business	Net			Translation	Balance at
	31/12/2011	combinations	reversal	Cancellations	Reclassifications	differences	31/12/2012

Trade provisions	81,112	773	(2,158)	(37,758)	12,601	569	55,139
	81,112	773	(2,158)	(37,758)	12,601	569	55,139

Movement in trade provisions during 2013 is as follows:

	Thousands of Euros
	Balance at	Business			Translation	Balance at
	31/12/2012	combination	Net Charge	Cancellations	differences	31/12/2013

Trade provisions	55,139	37	418	(2,050)	(2,085)	51,459
	55,139	37	418	(2,050)	(2,085)	51,459
		(note 3(b))

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in provisions during 2012 is as follows:

	Thousands of Euros
	Balance at	Business	Net			Translation	Balance at
	31/12/2013	combinations	reversal	Cancellations	Reclassifications	differences	31/12/2014

Trade provisions	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985
	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985
		(note 3(a))

(20)  Financial Liabilities

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortised cost, except the financial derivatives, which are measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
Financial liabilities	31/12/2014	31/12/2013
Non-current obligations (a)	679,069	717,590
Senior secured debt (b)	3,358,341	1,677,607
Other loans (b)	24,888	30,680
Finance lease liabilities (c)	9,275	12,099
Financial derivatives (note 30)	34,486	68,033
Other non-current financial liabilities (e)	48,571	47,202
Total non-current financial liabilities	4,154,630	2,553,211

Current obligations (a)	65,603	72,629
Senior secured debt (b)	52,402	112,422
Other loans (b)	36,562	56,568
Finance lease liabilities (c)	8,234	7,087
Other current financial liabilities (e)	31,925	9,438
Total current financial liabilities	194,726	258,144

On 17 March 2014 the Group concluded the debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

(a)         Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., has issued US Dollars 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing on the Irish Stock Exchange.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The costs of refinancing Senior Unsecured Notes have amounted to Euros 67.6 million, including the cost of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the Senior Unsecured Notes does not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 145 million at 31 December 2014 (Euros 80 million at 31 December 2013).

Details of movement in the High Yield Senior Unsecured Notes at 31 December 2013 are as follows:

	Thousands of Euros
	Opening outstanding	Translation	Closing outstanding
	balance 01/01/13	differences	balance 31/12/13

High Yield Senior Unsecured Notes (nominal amount)	833,712	(36,090)	797,622
Total	833,712	(36,090)	797,622

Details of movement in the High Yield Senior Unsecured Notes at 31 December 2014 are as follows:

	Thousands of Euros
	Opening				Closing
	outstanding				outstanding
	balance		Redemption	Translation	balance
	01/01/14	Issue	and repayments	differences	31/12/14

High Yield Senior Unsecured Notes (nominal amount)	797,622	729,980	(807,932)	103,985	823,655
Total	797,622	729,980	(807,932)	103,985	823,655

At 31 December 2014 and 2013 the current bonds caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/21013
			Nominal		Promissory		Interest
			amount of		notes		pending
			promissory		subscribed	Buy back	accrual
		Maturity	notes	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	(Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	04/05/13	04/05/14	3,000	5.00%	43,830	2,115	(733)

31/12/2014
			Nominal		Promissory		Interest
			amount of		notes		pending
			promissory		subscribed	Buy back	accrual
		Maturity	notes	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	(Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	05/05/14	05/05/15	3,000	4.25%	55,845	(273)	(780)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)         Loans and borrowings

Details of loans and borrowings at 31 December 2014 and 2013 are as follows:

					Thousands of Euros
					31/12/2014		31/12/2013
			Date	Maturity	Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	awarded	date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	400,000	393,000	—	—
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	576,559	540,524	—	—
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	2,676,880	2,630,035	—	—
Senior debt - Tranche A	Euros	Euribor + 3.5%	23/11/2010	01/06/2016	—	—	220,000	143,000
Senior debt - Tranche B	Euros	Euribor + 3.5%	23/11/2010	01/06/2017	—	—	200,000	194,000
Senior debt - Tranche A	US Dollars	Libor + 3.25%	23/11/2010	01/06/2016	—	—	435,066	282,793
Senior debt - Tranche B	US Dollars	Libor + 3.5%	23/11/2010	01/06/2017	—	—	1,232,688	1,184,831
Total senior debt					3,653,439	3,563,559	2,087,754	1,804,624
Revolving Credit	US Dollars	Libor + 2.5%	27/02/2014	27/02/2019	247,097	—	—	—
Revolving Credit	Euros	Euribor + 3.25%	23/11/2010	01/06/2016	—	—	21,700	—
Revolving Credit	US Dollars	Libor + 3.25%	23/11/2010	01/06/2016	—	—	25,379	—
Revolving Credit	Multicurrency	Libor + 3.25%	23/11/2010	01/06/2016	—	—	101,515	—
Total Revolving Credit					247,097	—	148,594	—
Other non-current loans	Euros	Euribor-Euribor+4%	30/07/2009	25/06/2020	49,800	24,888	39,800	30,707
Loan transaction costs					—	(205,218)	—	(127,044)
Non-current loans and borrowings					3,950,336	3,383,229	2,276,148	1,708,287
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	(*)	4,000	—	—
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	(*)	25,224	—	—
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	(*)	26,769	—	—
Senior debt - Tranche A	Euros	Euribor + 3.5%	23/11/2010	01/06/2016	—	—	(*)	33,000
Senior debt - Tranche B	Euros	Euribor + 3.5%	23/11/2010	01/06/2017	—	—	(*)	2,000
Senior debt - Tranche A	US Dollars	Libor + 3.25%	23/11/2010	01/06/2016	—	—	(*)	65,260
Senior debt - Tranche B	US Dollars	Libor + 3.5%	23/11/2010	01/06/2017	—	—	(*)	15,952
Total senior debt					—	55,993	—	116,212
Other current loans		1.18%-14.53%			182,450	36,562	235,700	56,794
Loan transaction costs					—	(3,591)	—	(4,016)
Current loans and borrowings					182,450	88,964	235,700	168,990

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 189 thousand (Euros 332 thousand at 31 December 2013).

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a Term Loan B (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, has been terminated. Grifols Worldwide Operations Limited is the sole borrower of this financing (See note 30 (a)).

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt have amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt has formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million has reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Therefore, the net amount of the financing cost has reduced the previous amount recognised and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 209 million at 31 December 2014 (Euros 131 million at 31 December 2013).

The new terms and conditions of the senior secured debt are as follows:

•                              Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

Details of Tranche A by maturity at 31 December 2014 are as follows:

	US Tranche A
		Principal in thousands of US	Principal in thousands of
	Currency	Dollars	Euros

Maturity

2015	US Dollars	30,625	25,224
2016	US Dollars	48,125	39,638
2017	US Dollars	52,500	43,242
2018	US Dollars	52,500	43,242
2019	US Dollars	380,625	313,504
2020	US Dollars	122,500	100,898

Total	US Dollars	686,875	565,748

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•      Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points (bp) linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

•                              Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

No floor over Euribor

Details of Tranche B by maturity at 31 December 2014 are as follows:

	US Tranche B			US Tranche B in Euros
					Principal in
		Principal in thousands of US	Principal in thousands of		thousands of
	Currency	Dollars	Euros	Currency	Euros
Maturity

2015	US Dollars	32,500	26,769	Euros	4000
2016	US Dollars	32,500	26,769	Euros	4000
2017	US Dollars	32,500	26,769	Euros	4000
2018	US Dollars	32,500	26,769	Euros	4000
2019	US Dollars	32,500	26,769	Euros	4000
2020	US Dollars	32,500	26,769	Euros	4000
2021	US Dollars	3,030,625	2,496,190	Euros	373000
Total	US Dollars	3,225,625	2,656,804	Euros	397,000

•        US Dollar 300 million committed credit revolving facility: Amount maturing on 27 February 2019. At 31 December 2014 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2014 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c)          Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/2014			31/12/2013
	Minimum		Present	Minimum		Present
	payments	Interest	Value	payments	Interest	Value
Maturity at:
Less than one year	9,306	1,072	8,234	8,519	1,432	7,087
Two years	5,538	464	5,074	7,184	870	6,314
Three years	2,521	304	2,217	3,650	327	3,323
Four years	1,767	183	1,584	1,391	195	1,196
Five years	337	43	294	1,077	102	975
More than five years	114	8	106	311	20	291

Total	19,583	2,074	17,509	22,132	2,946	19,186

(d)         Credit rating

On 4 March 2014 Moody’s Investors Service affirmed the ‘Ba2’ corporate family rating and assigned a ‘Ba1’ rating to the senior secured bank debt and ‘B1’ rating to the unsecured notes that were used to refinance the existing debt structure. The outlook was not amended and remained negative.

On 3 March 2014 Standard & Poor’s affirmed its ‘BB’ rating on Grifols, issued on 1 August 2012, and assigned ‘BB’ and ‘B+’ issue ratings to Grifols’ senior secured debt and senior unsecured notes, respectively following the announcement that it will refinance its entire capital structure. The outlook for the rating is stable.

(e)          Other financial liabilities

At 31 December 2014 other financial liabilities include interest-free loans extended by governmental institutions amounting to Euros 21,435 thousand (Euros 22,282 thousand at 31 December 2013).The portion of the loans considered a grant and still to be taken to profit or loss amounts to Euros 1,125 thousand (Euros 1,057 thousand at 31 December 2013) (see note 18).

At 31 December 2014 other non-current financial liabilities include Euros 28,724 thousand relating to the put and call option extended by the Group and the shareholders of Progenika (see note 3(b)) (Euros 27,624 thousand at 31 December 2013).

At 31 December 2014 and 2013 other current financial liabilities also include approximately Euros 26,601 thousand and Euros 3,955 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Maturity at:
Up to one year	31,925	9,438
Two years	32,927	4,195
Three years	3,920	26,242
Four years	3,696	3,318
Five years	2,363	7,352
Over five years	5,665	6,095

	80,496	56,640

(21)  Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Suppliers	439,631	273,621
VAT payable	8,083	8,608
Taxation authorities, withholdings payable	18,700	4,062
Social security payable	8,129	5,938
Other public entities	56,053	23,780
Other payables	90,965	42,388

Current income tax liabilities	87,462	2,934

	618,058	318,943

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

Information on late payments to suppliers in Spain is provided in the third additional disposition of the “Duty of disclosure” law 15/2010 of 5 July 2010.

	payments and deferred payments at closing balance date
	31/12/2014		31/12/2013
	Thousands of Euros	%	Thousands of Euros	%
Within the maximum legal period	154,680	41%	118,728	38%

Rest	219,617	59%	193,173	62%

Total payments	374,297	100%	311,901	100%
Days outstanding payable exceeded (days)	74	—	46	—

Exceeded Deferred payments at closing balance (Thousands of Euros)	25,927		16,853

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(22)  Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Salaries payable	126,102	75,421
Other payables	1,408	1,183
Deferred income	13,460	2,395
Advances received	6,913	5,068

Other current liabilities	147,883	84,067

(23)  Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2014, 2013 and 2012 by segment is as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Bioscience	2,513,510	2,448,824	2,325,088
Diagnostic	620,022	130,339	134,341
Hospital	94,800	97,131	95,870
Raw Material and others	127,052	65,438	65,645

	3,355,384	2,741,732	2,620,944

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
USA and Canada	2,042,700	1,694,361	1,632,154
Spain	214,558	200,036	206,374
European Union	448,244	356,289	345,390
Rest of the world	522,830	425,608	371,382

Subtotal	3,228,332	2,676,294	2,555,300

Raw Materials and others	127,052	65,438	65,644

Consolidated	3,355,384	2,741,732	2,620,944

Details of discounts and other reductions to gross income are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Gross sales	3,704,597	2,915,496	2,741,405
Chargebacks	(221,129)	(58,065)	(34,102)
Cash discounts	(32,255)	(28,831)	(27,447)
Volume rebates	(38,409)	(50,505)	(29,391)
Medicare and Medicaid	(22,690)	(18,961)	(16,332)
Other discounts	(34,730)	(17,402)	(13,189)

Net sales	3,355,384	2,741,732	2,620,944

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross income during 2012 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2011	3,537	1,786	8,431	8,708	679	23,141

Current estimate related to sales made in current and prior year	34,102	27,447	29,391	16,332	13,189	120,461	(1)
(Actual returns or credits in current period related to sales made in current period)	(27,655)	(25,277)	(20,345)	(10,212)	(13,189)	(96,678	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(3,663)	(1,645)	(9,841)	(8,495)	(679)	(24,323	)(3)
Translation differences	(15)	(191)	2,683	451	(30)	2,898
Balance at 31 December 2012	6,306	2,120	10,319	6,784	(30)	25,499

Movement in discounts and other reductions to gross income during 2013 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2012	6,306	2,120	10,319	6,784	(30)	25,499

Current estimate related to sales made in current and prior year	58,065	28,831	50,505	18,961	17,402	173,764	(1)
(Actual returns or credits in current period related to sales made in current period)	(41,209)	(25,428)	(33,510)	(15,948)	(17,167)	(133,262	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(5,201)	(2,112)	(8,252)	(1,901)	27	(17,439	)(3)

Translation differences	(983)	(144)	(765)	(339)	(22)	(2,253)
Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross income during 2014 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309

Current estimate related to sales made in current and prior year	221,129	32,255	38,409	22,690	34,730	349,213	(1)
(Actual returns or credits in current period related to sales made in current period)	(186,046)	(28,628)	(29,819)	(17,121)	(33,480)	(295,094	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	1,626	(2,137)	(5,167)	1,596	3,002	(1,080	)(3)
Translation differences	4,744	(19)	(690)	101	(1,288)	2,848
Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196

(1) Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(2) Amounts credited and posted against provisions for prior period

(24)  Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Cost of sales	479,055	412,660	410,382
Research and development	66,857	57,012	59,925
Selling, general & administration expenses	253,489	203,944	193,631
	799,401	673,616	663,938

Details by nature are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Wages and salaries	639,639	549,703	534,554
Contributions to pension plans (note 29)	15,589	10,233	10,637
Other social charges	17,279	14,059	13,803
Social Security	126,894	99,621	104,944
	799,401	673,616	663,938

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The average headcount during 2014 and 2013, by department, was approximately as follows:

	Average headcount
	31/12/2014	31/12/2013

Manufacturing	9,885	9,095
Research&development - technical area	741	666
Administration and others	960	874
General management	163	149
Marketing	185	147
Sales and Distribution	1,004	848
	12,938	11,779

The headcount of the Group and the Company’s board of directors at 31 December 2013, by gender, is as follows:

	31/12/2013
			Total number of
	Male	Female	employees

Directors	10	2	12
Manufacturing	4,295	5,516	9,811
Research&development - technical area	266	420	686
Administration and others	491	417	908
General management	82	91	173
Marketing	76	83	159
Sales and Distribution	503	363	866
	5,723	6,892	12,615

The headcount of the Group and the Company’s board of directors at 31 December 2014, by gender, is as follows:

	31/12/2014
			Total number of
	Male	Female	employees

Directors	10	3	13
Manufacturing	4,725	6,051	10,776
Research&development - technical area	307	467	774
Administration and others	545	485	1,030
General management	90	97	187
Marketing	83	103	186
Sales and Distribution	594	433	1,027
	6,354	7,639	13,993

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(25)  Expenses by Nature

(a)         Amortisation and depreciation

Expenses for the amortisation and depreciation of intangible assets and property, plant and equipment, incurred during 2014, 2013 and 2012 classified by functions are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Cost of sales	81,226	69,091	66,200
Research and development	13,053	12,018	9,693
Selling, general & administration expenses	95,193	47,360	53,233
	189,472	128,469	129,126

(b)         Other operating income and expenses

Other operating income and expenses incurred during 2014, 2013 and 2012 by function are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Cost of sales	315,483	202,860	210,817
Research and development	85,501	54,854	54,673
Selling, general & administration expenses	356,612	344,215	308,738
	757,596	601,929	574,228

Details by nature are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012

Changes in trade provisions	(18,032)	5,168	9,135
Professional services	134,062	121,467	99,641
Commissions	20,002	18,327	19,780
Supplies and auxiliary materials	89,244	78,993	80,461
Operating leases (note 28)	87,504	69,522	67,991
Freight	70,760	54,177	52,280
Repair and maintenance expenses	62,054	55,242	50,256
Advertising	59,912	48,115	43,429
Insurance	17,842	16,178	16,745
Royalties	9,723	3,831	5,824
Travel expenses	45,014	33,258	27,353
External services	65,717	43,681	49,222
Other	113,794	53,970	52,111
Other operating expenses	757,596	601,929	574,228

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(26)  Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012

Finance income	3,069	4,869	1,677

Finance cost from High Yield Senior Unsecured Notes	(62,936)	(91,002)	(96,711)
Finance cost from senior debt	(145,438)	(133,480)	(162,418)
Finance cost from sale of receivables (note 13)	(6,271)	(6,972)	(7,406)
Capitalised interest	5,152	9,131	7,344
Other finance costs	(15,542)	(17,668)	(24,926)
Finance costs	(225,035)	(239,991)	(284,117)
Change in fair value of financial derivatives (note 30)	(20,984)	(1,786)	13,013
Impairment and gains / (losses) on disposal of financial instruments	(5)	792	2,107
Exchange differences	(18,472)	(1,303)	(3,409)
Finance result	(261,427)	(237,419)	(270,729)

During 2014 the Group has capitalised interest at a rate of between 5.28% and 6.7% based on the financing received (between 4.4% and 6.2% during 2013) (see note 4 (f)).

(27)  Taxation

Grifols, S.A. is authorised to file consolidated tax returns in Spain with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Logister, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Arrahona Optimus, S.L. and Gri-Cel, S.A.. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, the Spanish companies pay 30% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorised to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Plasmacare, Inc, Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 37.5% of taxable income, which may be reduced by certain deductions.

(a)         Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012

Profit for the year before income tax	589,680	497,536	387,948

Tax at 30%	176,904	149,261	116,384
Permanent differences	(9,026)	(3,771)	3,965
Effect of different tax rates	(29,253)	28,950	27,463
Tax credits (deductions)	(22,913)	(24,465)	(16,632)
Prior year income tax expense	(1,391)	(2,175)	(1,677)
Other income tax expenses/(income)	8,276	7,682	3,068

Total income tax expense	122,597	155,482	132,571

Deferred tax	4,765	14,922	97,018
Current tax	117,832	140,560	35,553

Total income tax expense	122,597	155,482	132,571

The effect of the different tax rates is basically due to a change of country mix in profits

In accordance with tax legislation modifications issued in Spain for fiscal years 2015 and 2016, the Group has recalculated the impact of adjusting deferred tax assets and liabilities to tax rates of 28% and 25%, respectively. The impact recognised under “Total income tax expense” amounts to Euros 4.4 million in fiscal year 2014.

(b)         Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	Tax effect
	31/12/2014	31/12/2013	31/12/2012
Assets
Provisions	58,966	746	1,416
Inventories	35,110	18,972	20,871
Tax credits (deductions)	34,892	8,404	—
Tax loss carryforwards	18,240	4,615	—
Other	1,838	398	815
Fixed assets, amortisation and depreciation	—	1,466	1,615

Subtotal, assets	149,046	34,601	24,717

Goodwill	(56,615)	—	—
Fixed assets, amortisation and depreciation	(7,579)	—	—
Intangible assets	(2,407)	—	—

Subtotal, net liabilities	(66,601)	—	—

Deferred assets, net	82,445	34,601	24,717

Liabilities
Goodwill	(29,706)	(42,039)	(38,809)
Intangible assets	(361,469)	(318,128)	(324,787)
Fixed assets	(110,929)	(121,667)	(120,719)
Debt cancellation costs	(83,315)	(55,755)	(72,584)
Inventories	(24,242)	—	—
Cash flow hedges	(821)	—	—

Subtotal, liabilities	(610,482)	(537,589)	(556,899)

Tax credits (deductions)	—	5,298	13,485
Tax loss carryforwards	6,268	6,184	7,886
Inventories	—	8,187	21,184
Cash flow hedges	—	15,293	20,188
Provisions	50,078	40,693	35,972
Other	15,350	7,845	4,338
Subtotal, net assets	71,696	83,500	103,053

Net deferred Liabilities	(538,786)	(454,089)	(453,846)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2014	31/12/2013	31/12/2012

Balance at 1 January	(419,488)	(429,129)	(352,617)
Movements during the year	(4,766)	(14,922)	(97,018)
Movements in equity during the year	(3,864)	(4,227)	6,988
Business combination (note 3)	34,899	4,871	1,383
Translation differences	(63,122)	23,919	12,135

Balance at 31 December	(456,341)	(419,488)	(429,129)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Thousands of Euros
	Tax effect
	31/12/2014	31/12/2013	31/12/2012

Cash flow hedges (note 15 (f))	(3,864)	(4,227)	6,988

	(3,864)	(4,227)	6,988

The remaining assets and liabilities recognised in 2014, 2013 and 2012 were recognised in the statement of profit or loss.

Estimated net deferred tax liabilities to be reversed in a period of less than 12 months amount to Euros 38,288 thousand at 31 December 2014 (Euros 32,246 thousand at 31 December 2013).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 15 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date.

The Group has not recognised as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 59,045 thousand (Euros 35,657 thousand at 31 December 2013).

(c)          Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

•    Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of federal income tax for the year ended 1 June 2011.

•    Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of federal income tax for the years ended 31 December 2010 and 31 December 2011.

•    Grifols S.A, Instituto Grifols, S.A and Movaco, S.A.:  Income Tax Audit, Withholdings and VAT Audit for the tax years ended, 2010, 2011 and 2012 were initiated as of July 2014.

•    Grifols Deutschland GmbH: notification of an inspection of Income Tax and VAT for the tax years ended 2010 and 2011.

Group management does not expect any significant liability to derive from these inspections.

(28)  Operating Leases

(a)         Operating leases (as lessee)

At 31 December 2014, 2013 and 2012 the Group leases buildings from third parties under operating leases.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In addition to the lease contracts described in note 9 (f (i)), the Group has warehouses and buildings contracted under operating lease. The duration of these lease contracts ranges from between 1 to 30 years. Contracts may be renewed on termination. Lease instalments are adjusted periodically in accordance with the price index established in each contract. One Group company has entered into lease contracts, which include contingent rents. These contingent rents have been based on production capacity, surface area used and the real estate market and are expensed on a straight line basis.

Operating lease instalments of Euros 87,504 thousand have been recognised as an expense for the year at 31 December 2014 (Euros 69,522 thousand at 31 December 2013 and Euros 67,991 thousand at 31 December 2012) and comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2014, 2013 and 2012 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Maturity at:
Up to 1 year	44,331	52,520	54,080
Between 1 and 5 years	109,531	156,413	171,315
More than 5 years	51,689	52,708	67,864

Total future minimum payments	205,551	261,641	293,259

(b)         Operating leases (as lessor)

At 31 December 2014, 2013 and 2012 the Group has no lease contracts as lessor.

(29)  Other Commitments with Third Parties and Other Contingent Liabilities

(a)         Guarantees

The Group has no significant guarantees extended to third parties.

(b)         Guarantees committed with third parties

The Group has no significant guarantees extended to third parties.

(c)          Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2014 has amounted to Euros 621 thousand (Euros 595 thousand for 2013).

In successive years this contribution will be defined through labour negotiations.

The agreement entered into by Grifols, S.A. (hereinafter Grifols) on 10 November 2013, for the acquisition of the Diagnostic business of Novartis International AG (hereinafter the Business), stipulates that Grifols shall be under the obligation to hire those employees who render services in the Business and to pay them the same or comparable salaries and, in certain jurisdictions, Grifols shall undertake to retain these workers in employment for two years after the effective transfer of the Business.

In the event that control is taken of the Company, the Group has agreements with 83 employees/ management whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary.

The Group has contracts with five directors entitling them to termination benefits ranging from one to two years of their salary due to various circumstances.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 16.9 million for 2014 (US Dollars 11.2 million for 2013). Costs of contributions derived from the Defined Contribution Plan are included in the savings plan for the year 2014 since the acquisition of the Novartis Diagnostic Unit in January 2014. The recognition of the cost of these contributions is consistent with each participant’s salary.

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)         Purchase commitments

Details of the Group’s commitments mainly to purchase plasma at 31 December 2014 are as follows:

Thousands of Euros
2015	84,328
2016	77,858
2017	44,620
2018	43,769
2019	2,672

(e)          Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group is carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement has been reached between the parties.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Furthermore an investigation has been opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company.

The legal advisors recommend limiting disclosure of the aforementioned information in these consolidated annual accounts, because the matter is currently under legal dispute.

•                  As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(30)  Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	31/12/2013
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total
Financial derivatives	—	3,155	—	3,155	—	3,155	—	3,155

Financial assets at fair value	—	3,155	—	3,155

Non-current financial assets	11,741	—	—	11,741
Other current financial assets	500	—	—	500
Trade and other receivables	405,262	—	—	405,262
Cash and cash equivalents	708,777	—	—	708,777
Financial assets not measured at fair value	1,126,280	—	—	1,126,280

Financial derivatives	—	(68,033)	—	(68,033)	—	(68,033)	—	(68,033)
Financial liabilities at fair value	—	(68,033)	—	(68,033)

High Yield Senior Unsecured Notes	—	—	(745,008)	(745,008)	(851,461)	—	—	(851,461)
Promissory Notes	—	—	(45,211)	(45,211)
Senior secured debt	—	—	(1,790,029)	(1,790,029)	(1,961,341)	—	—	(1,961,341)
Other bank loans	—	—	(87,248)	(87,248)
Finance lease payables	—	—	(19,186)	(19,186)
Other financial liabilities	—	—	(56,640)	(56,640)
Trade and other payables	—	—	(273,621)	(273,621)
Debts with associates	—	—	(2,683)	(2,683)
Other current liabilities	—	—	(8,646)	(8,646)

Financial liabilities at fair value	—	—	(3,028,272)	(3,028,272)
	1,126,280	(64,878)	(3,028,272)	(1,966,870)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros
	31/12/2014
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total
Financial derivatives	—	—	—	—	—	—	—	—
Financial assets at fair value	—	—	—	—

Non-current financial assets	8,711	—	—	8,711
Other current financial assets	502	—	—	502
Trade and other receivables	520,545	—	—	520,545
Cash and cash equivalents	1,079,146	—	—	1,079,146
Financial assets not measured at fair value	1,608,904	—	—	1,608,904

Financial derivatives	—	(34,486)	—	(34,486)	—	(38,846)	—	(38,846)
Financial liabilities at fair value	—	(34,486)	—	(34,486)

High Yield Senior Unsecured Notes	—	—	(689,879)	(689,879)	(842,188)	—	—	(842,188)
Promissory Notes	—	—	(54,793)	(54,793)
Senior secured debt	—	—	(3,410,743)	(3,410,743)	(3,628,353)	—	—	(3,628,353)
Other bank loans	—	—	(61,450)	(61,450)
Finance lease payables	—	—	(17,509)	(17,509)
Other financial liabilities	—	—	(80,496)	(80,496)
Trade and other payables	—	—	(439,631)	(439,631)
Debts with associates	—	—	(3,059)	(3,059)
Other current liabilities	—	—	(21,781)	(21,781)
Financial liabilities at fair value	—	—	(4,779,341)	(4,779,341)

	1,608,904	(34,486)	(4,779,341)	(3,204,923)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial derivatives

At 31 December 2014 and 2013 the Group has recognised the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2014	31/12/2013	31/12/14	31/12/13	Maturity

Interest rate swap (cash flow hedges)	USD	1,017,842,500	1,224,777,500	(31,439)	(40,004)	30/06/2016
Interest rate swap (cash flow hedges)	EUR	100,000,000	100,000,000	(3,047)	(4,025)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	—	—	31/03/2016
Swap Floor	USD	—	1,224,777,500	—	3,155	30/06/2016
Embedded floor of senior debt	EUR	—	196,000,000	—	(3,539)	01/06/2017
Embedded floor of senior debt	USD	—	1,656,000,000	—	(20,465)	01/06/2017

Total				(34,486)	(64,878)

Total Assets (notes 11)				—	3,155
Total Liabilities (note 20)				(34,486)	(68,033)

Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

(a)         Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

As a result of the refinancing process entered into on 27 February 2014 some of the existing derivatives have been cancelled. The new Credit Agreement conditions do not include any embedded floor within the existing tranches; so as a result, the embedded derivative included in the Senior Secured debt has been eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, therefore reducing the refinanced senior debt (see note 20).

As there are no existing floors in the new loan tranches, the Company has also sold the swap floor derivative contracts for a total amount of US Dollar 1.9 million each.

(b)         Hedging derivative financial instruments

See note 15(f).

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement: a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortising step up interest rate swap has not been changed due to the improvement of the new Credit Agreement and the notional amount at the end of June 2014 stands at US Dollars 1,018 million. The existing Swap has quarterly amortisations, in order to always remain below the

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of December 2014, the Company has derivatives in place that qualify for hedge accounting:

•                  A Step-Up Swap derivative to hedge the US Dollar Libor interest rate with a notional amount of US Dollar 1,018 million amortising and;

•                  A Step-Up Swap derivative to hedge Euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2014 and 2013 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/2014	31/12/2013

Non-current financial assets	11	8,711	11,741
Non-current financial derivatives	11	—	3,155
Other current financial assets		502	500
Trade receivables	13	500,752	385,537
Other receivables	13	19,793	19,725
Cash and cash equivalents	14	1,079,146	708,777

		1,608,904	1,129,435

The maximum level of exposure to risk associated with receivables at 31 December 2014 and 2013, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2014	31/12/2013

Spain	58,949	95,491
EU countries	89,020	54,526
United States of America	210,460	164,582
Other European countries	45,178	1,516
Other regions	116,938	89,147

	520,545	405,262

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2013 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	118	118	(118)	1,259	9	—	1,259
Italy	6,801	1,741	(144)	14,847	9,057	(2,060)	19,444
Spain	76,027	41,092	(175)	7,656	4,919	(98)	83,410
Portugal	10,999	8,559	(7,088)	3,098	2,422	(1)	7,008

	93,945	51,510	(7,525)	26,860	16,407	(2,159)	111,121

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2014 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	—	—	—	2,094	—	—	2,094
Italy	13,075	2,630		18,153	12,188	(2,678)	28,550
Spain	31,913	7,350		8,836	4,286	(696)	40,053
Portugal	7,484	6,621	(3,838)	1,224	914	(23)	4,847

	52,472	16,601	(3,838)	30,307	17,388	(3,397)	75,544

Provision has been made for balances receivable from Portuguese public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Italy and Spain will not be recoverable.

(b)         Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Not matured	425,841	305,111
Less than 1 month	51,836	42,298
1 to 4 months	18,902	35,734
4 months to 1 year	12,885	15,147
More than one year	11,081	6,972

	520,545	405,262

Unimpaired receivables that are past due mainly relate to public entities.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the bad debts provision was as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012

Opening balance	16,073	12,799	8,871
Business combination	764	722	—
Net charges for the year	(2,013)	4,750	5,248
Net cancellations for the year	(1,144)	(1,617)	(1,248)
Translation differences	412	(581)	(72)

Closing balance	14,092	16,073	12,799

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12	1-2		than 5
Carrying amount	Note	31/12/13	flows	or less	months	years	2- 5 years	years

Financial liabilities
Bank loans	20	1,877,277	2,256,838	146,822	105,206	416,706	1,581,963	6,141
Other financial liabilities	20	56,640	56,640	5,739	3,699	4,195	36,911	6,096
Bonds and other marketable securities	20	790,219	1,138,951	78,114	32,902	65,804	962,131	—
Finance lease payables	20	19,186	20,787	4,164	3,912	6,861	5,559	291
Payable to associates	31	2,683	2,683	2,683	—	—	—	—
Payable to suppliers	21	273,621	273,621	272,829	792	—	—	—
Other current liabilities	21	8,646	8,647	7,664	983	—	—	—

Derivative financial liabilities	20	24,004	45,876	4,524	14,070	27,282	—	—
Financial liabilities for hedging derivatives	20	44,029	25,637	3,573	8,475	11,727	1,862	—

Total		3,096,305	3,829,680	526,112	170,039	532,575	2,588,426	12,528

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12	1-2		than 5
Carrying amount	Note	31/12/14	flows	or less	months	years	2- 5 years	years

Financial liabilities
Bank loans	20	3,472,193	4,366,533	116,100	91,966	194,841	1,074,190	2,889,436
Other financial liabilities	20	80,496	80,496	28,852	3,073	32,927	13,250	2,394
Bonds and other marketable securities	20	744,672	1,214,352	88,003	21,621	43,242	172,968	888,518
Finance lease payables	20	17,509	19,086	4,715	4,358	5,324	4,636	53
Payable to associates	31	3,059	3,059	3,059	—	—	—	—
Payable to suppliers	21	439,631	439,631	438,201	1,430	—	—	—
Other current liabilities	21	21,781	21,781	21,166	615	—	—	—
Financial liabilities for hedging derivatives	20	34,486	40,835	21,329	13,038	6,468	—	—

Total		4,813,827	6,185,773	721,425	136,101	282,802	1,265,044	3,780,401

Currency risk

The Group’s exposure to currency risk is as follows:

	Thousands of Euros
	31/12/2013
	Euros (*)	Dollars (**)

Trade receivables	267	2,637
Receivables from Group companies	28,472	5,898
Loans to Group companies	—	204,480
Cash and cash equivalents	16,524	95,177
Trade payables	(602)	(15,730)
Payables to Group companies	(7,502)	(19,359)
Loans to Group companies	28,411	(135,418)

Balance sheet exposure	65,570	137,685

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2014
	Euros (*)	Dollars (**)

Trade receivables	2,850	2,197
Receivables from Group companies	34,962	9,461
Loans to Group companies	435,310	201,250
Cash and cash equivalents	46,152	13,847
Trade payables	(11,399)	(2,617)
Payables to Group companies	(27,609)	(4,645)
Loans from Group companies	(107,430)	(4,261)
Bank loans	(397,000)	—

Balance sheet exposure	(24,164)	215,232

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2014 and 2013 year ends are as follows:

	Closing exchange rate
Euros	31/12/2014	31/12/2013

US Dollars	1.2141	1.3791

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2014, equity would have increased by Euros 265,166 thousand (Euros 204,191 thousand at 31 December 2013) and profit due to foreign exchange differences would have increased by Euros 19,107 thousand (at 31 December 2013 it would have decreased by Euros 20,326 thousand). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2014 and 2013 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

(a)         Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2014	31/12/2013
Fixed-interest financial instruments
Financial assets	—	5,230
Financial liabilities	(1,762,136)	(817,843)
	(1,762,136)	(812,613)

Variable-interest financial instruments
Financial liabilities	(2,681,071)	(1,896,463)
	(2,681,071)	(1,896,463)

	(4,443,207)	(2,709,076)

(b)         Sensitivity analysis

If the interest rate should have been 100 basis points higher during 2014, the interest expense would have increased by Euros 31 million, the finance cost due to changes in the value of derivatives would have been Euros 9 million lower and equity would have increased by Euros 7.2 million. So, net effect on cash interest payments should have been Euros 22 million.

Had the interest rate at 31 December 2013 been 100 basis points higher, the interest expense would have increased by Euros 9.7 million, the finance cost due to changes in the value of derivatives would have been Euros 10.4 million lower and equity would have increased by Euros 18.8 million as a result of changes in derivatives to which hedge accounting is applied.

(31)                          Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Receivables from associates (note 13)	33	27
Loans to associates (note 11)	300	1,000
Debts with associates	(3,059)	(2,683)
Debts with key management personnel	(4,267)	(4,017)
Payables to members of the board of directors	(600)	(400)
Payables to other related parties	(9,855)	(7,906)

	(17,448)	(13,979)

Payables are included in suppliers and trade payables (see note 21).

(a)         Group transactions with related parties

Group transactions with related parties during 2012 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	186	—	—	—
Other service expenses	—	—	(6,072)	(1,270)
Operating lease expense (note 9)	—	—	(24,057)	—
Remuneration	—	(7,871)	—	(3,688)

	186	(7,871)	(30,129)	(4,958)

Group transactions with related parties during 2013 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	263	—	—	—
Other service expenses	—	—	(5,849)	(1,269)
Operating lease expense (note 9)	—	—	(23,985)	—
Remuneration	—	(9,130)	—	(4,405)
R&D agreements	(9,802)	—	—	—
Finance costs	(36)	—	(210)	—

	(9,575)	(9,130)	(30,044)	(5,674)

Group transactions with related parties during 2014 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	272	—	—	—
Other service expenses	—	—	(7,733)	(1,094)
Operating lease expense (note 9)	—	—	(24,030)	—
Remuneration	—	(9,369)	—	(4,631)
R&D agreements	(26,740)	—	—	—
Finance costs	(49)	—	—	—

	(26,517)	(9,369)	(31,763)	(5,725)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organisation.

“Other service expenses” include contributions to non-profit organisations totalling Euros 4,262 thousand in 2014 (Euros 2,779 thousand in 2013 and Euros 3,012 thousand in 2012).

Interest expense to related parties for the year 2013 included interest accrued on the loan of Class B shares (see note 3 (b) and 15).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. During 2014, this contract has been renewed for an additional year for an amount of US Dollar 1 Million.

Directors representing shareholders´ interests have received remuneration of Euros 100 thousand during 2014 (100 thousand in 2013 and 2012).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29 (c)).

(b)         Conflicts of interest concerning the directors

The Company’s directors and their related parties, have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

(32)                          Environmental Issues

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2013 are as follows:

	Thousands of Euros
		Accumulated
Project	Cost	depreciation	Net value

Waste water treatment	5,977	(1,353)	4,624
Waste management	4,693	(770)	3,923
Reduction of electricity consumption	8,610	(2,081)	6,529
Reduction of water consumption	6,412	(1,541)	4,871
Energy	887	(37)	850
Other	1,999	(38)	1,961

	28,578	(5,820)	22,758

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2014 are as follows:

	Thousands of Euros
		Accumulated
Project	Cost	depreciation	Net value

Waste water treatment	4,588	(896)	3,692
Waste management	3,150	(835)	2,315
Reduction of electricity consumption	8,715	(1,218)	7,497
Reduction of water consumption	4,782	(1,570)	3,212
Energy	1,293	—	1,293
Other	298	(3)	295

	22,826	(4,522)	18,304

Expenses incurred by the Group for protection and improvement of the environment during 2014 totalled approximately Euros 9.9 million thousand (Euros 9.7 million during 2013 and Euros 1.2 million during 2012).

The Group considers that the environmental risks are adequately controlled by the procedures currently in place.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has not received environmental grants during 2014 (Euros 1.4 million during 2013 and Euros 1 million during 2012).

(33)                          Other Information

Audit fees:

KPMG Auditores, S.L. has invoiced the following fees and expenses for professional services during 2014 and 2013:

	Thousands of Euros
	31/12/2014	31/12/2013

Audit services	1,821	1,448
Other assurance services	301	48
Other services	—	267

	2,122	1,763

Audit services include the audit under PCAOB of the financial statements prepared in accordance with IFRS-IASB and limited review services for the interim financial statements prepared in accordance with IFRS-IASB. In addition, they include audit services subject to the Spanish Audit Law, amounting to Euros 577 thousand in 2014 (Euros 499 thousand in 2013).

Audit services detailed in the above table include the total fees for services rendered in 2014 and 2013, irrespective of the date of invoice.

Other entities affiliated to KPMG International have invoiced the Group for the following fees and expenses for professional services during 2014 and 2013:

	Thousands of Euros
	31/12/2014	31/12/2013

Audit services	2,423	1,890
Tax fees	26	23
Other services	35	30

	2,484	1,943

Other audit firms have invoiced the Group for the following fees and expenses for professional services during 2014 and 2013:

	Thousands of Euros
	31/12/2014	31/12/2013

Audit services	32	32
Other assurance services	15	13
Tax fees	—	45
Other services	1	51

	48	141

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(34)                          Events after the Reporting Period

The Group has repurchased industrial assets in the United States and Spain for a total amount of US Dollars 250 million and Euros 44 million, respectively. The Group has exercised the options to purchase assets at fair value included in the corresponding sales and leaseback agreements (see note 9 (f)).

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2014, 2013 and 2012 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Acquisition / 31/12/2014 31/12/2013 31/12/2012 Registered Incorporation % shares % shares % shares Name Offices date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Fully Consolidated Companies Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Diagnostic Grifols, S.A. 1987 Industrial Development and manufacture of diagnostic equipment, instruments and reagents. 99.998% 0.002% 99.998% 0.002% 99.998% 0.002% Instituto Grifols, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1987 Industrial Plasma fractioning and the manufacture of haemoderivative pharmaceutical products. 99.998% 0.002% 99.998% 0.002% 99.998% 0.002% Logister, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1987 Industrial Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials. 99.970% 0.030% --- 100.000% --- 100.000% Laboratorios Grifols, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1989 Industrial Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags. 99.999% 0.001% 99.998% 0.002% 99.998% 0.002% Biomat, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1991 Industrial Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H). 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% Grifols Engineering, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 2000 Industrial Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies. 99.950% 0.050% 99.950% 0.050% 99.950% 0.050% Biomat USA, Inc. 2410 Lillyvale Avenue Los Angeles (California) United States 2002 Industrial Procuring human plasma. --- 100.000% --- 100.000% --- 100.000% Grifols Biologicals, Inc. 5555 Valley Boulevard Los Angeles (California) United States 2003 Industrial Plasma fractioning and the production of haemoderivatives. --- 100.000% --- 100.000% --- 100.000% PlasmaCare, Inc. 1128 Main Street, Suite 300 Cincinnati (Ohio) United States 2006 Industrial Procuring human plasma. --- 100.000% --- 100.000% --- 100.000% Grifols Australia Pty Ltd. Unit 5/80 Fairbank Clayton South Victoria 3149 Australia 2009 Industrial Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics. 100.000% --- 100.000% --- 100.000% --- Medion Grifols Diagnostic AG Bonnstrasse,9 3186 Dügingen Switzerland 2009 Industrial Development and manufacturing activities in the area of biotechnology and diagnostics. 80.000% --- 80.000% --- 80.000% --- Grifols Therapeutics, Inc. 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States 2011 Industrial Plasma fractioning and the production of haemoderivatives. --- 100.000% --- 100.000% --- 100.000% Talecris Plasma Resources, Inc. 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States 2011 Industrial Procuring human plasma. --- 100.000% --- 100.000% --- 100.000% GRI-CEI, S/A Produtos para transfusao Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil 2012 Industrial Production of bags for the extraction, separation, conservation and transfusion of blood components. 60.000% --- 60.000% --- 60.000% --- Grifols Worldwide Operations Limited 70 Sir John Rogerson’s Quay Dublin 2 Ireland 2012 Industrial Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies. 100.000% --- 100.000% --- --- --- Progenika Biopharma, S.A. Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Development, production and commercialisation of biotechnological solutions. 56.150% --- 56.150% --- --- --- Proteomika, S.L.U Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Development, production and commercialisation of biotechnological solutions. --- 56.150% --- 56.150% --- ---

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2014, 2013 and 2012 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Acquisition / 31/12/2012 31/12/2014 31/12/2013 Registered Incorporation % shares % shares % shares Name Offices date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Progenika Latina, S.A. de CV Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico 2013 Industrial Development, production and commercialisation of biotechnological solutions. --- 56.150% --- 56.150% --- --- Progenika Inc. Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States 2013 Industrial Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general. --- 56.150% --- 56.150% --- --- Preventia 2.0 Genetics, S.L. (merged with Progenika Biopharma S.A in 2014) Calle Ercilla 17 - 3º 48009 Bilbao-Vicaya Spain 2013 Industrial Research, development and commercialisation of diagnostic products, treatment of diseases and rendering of related services. --- --- --- 56.150% --- --- Brainco Biopharma, S.L. Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Development of products for the treatment and diagnosis of psychiatric illnesses --- 28.423% --- 28.423% --- --- Abyntek Biopharma, S.L. Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences. --- 43.763% --- 43.763% --- --- Asociación I+D Progenika Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country. --- 56.150% --- 56.150% --- --- Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.) 4560 Horton Street 94608 Emeryville, California United States 2013 Industrial Manufacture and sale of blood testing products 100.000% --- 100.000% --- --- --- Grifols Worldwide Operations USA Inc. 13111 Temple Avenue, City of Industry, California 91746- 1510 Estados Unidos 2014 Industrial The manufacture, warehousing, and logistical support for biological products. --- 100.000% --- --- --- --- Grifols Asia Pacific Pte, Ltd 501 Orchard Road nº20-01 238880 Wheelock Place, Singapore 2003 Commercial Distribution and sale of medical and pharmaceutical products. 100.000% --- 100.000% --- 100.000% --- Grifols Movaco, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1987 Commercial Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres. 99.999% 0.001% 99.999% 0.001% 99.999% 0.001% Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda. Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal 1988 Commercial Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products. 0.010% 99.990% 0.010% 99.990% 0.010% 99.990% Grifols Chile, S.A. Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile 1990 Commercial Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products. 99.000% --- 99.000% --- 99.000% --- Grifols USA, LLC. 2410 Lillyvale Avenue Los Angeles (California) Estados Unidos 1990 Commercial Distribution and marketing of company products. --- 100.000% --- 100.000% --- 100.000% Grifols Argentina, S.A. Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina 1991 Commercial Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities. 95.010% 4.990% 95.010% 4.990% 99.260% 0.740% Grifols s.r.o. Calle Zitna,2 Prague Czech Republic 1992 Commercial Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma. 100.000% --- 100.000% --- 100.000% ---

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2014, 2013 and 2012 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Acquisition / 31/12/2012 31/12/2014 31/12/2013 Registered Incorporation % shares % shares % shares Name Offices date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Grifols (Thailand) Ltd 191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand 2003 Commercial Import, export and distribution of pharmaceutical products. --- 48.000% --- 48.000% --- 48.000% Grifols Malaysia Sdn Bhd Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia 2003 Commercial Distribution and sale of pharmaceutical products. --- 30.000% --- 30.000% --- 30.000% Grifols International, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1997 Commercial Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries. --- 100.000% 99.900% 0.100% 99.900% 0.100% Grifols Italia S.p.A Via Carducci, 62d 56010 Ghezzano Pisa, Italy 1997 Commercial Purchase, sale and distribution of chemical-pharmaceutical products. 100.000% --- 100.000% --- 100.000% --- Grifols UK Ltd. Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom 1997 Commercial Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives. 100.000% --- 100.000% --- 100.000% --- Grifols Brasil, Ltda. Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil 1998 Commercial Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments. 100.000% --- 100.000% --- 100.000% --- Grifols France, S.A.R.L. Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France 1999 Commercial Commercialisation of chemical and healthcare products. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Grifols Polska Sp.z.o.o. Grzybowska 87 street00-844 Warsaw, Poland 2003 Commercial Distribution and sale of pharmaceutical, cosmetic and other products. 100.000% --- 100.000% --- 100.000% --- Logística Grifols, S.A. de C.V. Calle Eugenio Cuzin, nº 909- 913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico 2008 Commercial Manufacture and commercialisation of pharmaceutical products for human and veterinary use. 99.990% 0.010% 99.990% 0.010% 99.990% 0.010% Grifols México, S.A. de C.V. Calle Eugenio Cuzin, nº 909- 913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico 1970 Commercial Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes. 99.980% 0.020% 99.990% 0.010% 99.990% 0.010% Medion Diagnostics GmbH Lochamer Schlag, 12D 82166 Gräfelfing Germany 2009 Commercial Distribution and sale of biotechnological and diagnostic products. --- 80.000% --- 80.000% --- 80.000% Grifols Nordic, AB Sveavägen 166 11346 Stockholm Sweden 2010 Commercial Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities. 100.000% --- 100.000% --- 100.000% --- Grifols Colombia, Ltda Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia 2010 Commercial Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software. 99.000% 1.000% 99.000% 1.000% 99.000% 1.000%

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2014, 2013 and 2012 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Acquisition / 31/12/2012 31/12/2014 31/12/2013 Registered Incorporation % shares % shares % shares Name Offices date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Grifols Deutschland GmbH Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany 2011 Commercial Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments. 100.000% --- 100.000% --- 100.000% --- Grifols Canada, Ltd. 5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada 2011 Commercial Distribution and sale of biotechnological products. --- 100.000% --- 100.000% --- 100.000% Grifols Pharmaceutical Consulting (Shangai) Co., Ltd. Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China 2013 Commercial Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services. 100.000% --- 100.000% --- --- --- Grifols Switzerland AG Steinengraben, 5 40003 Basel Switzerland 2013 Commercial Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. 100.000% --- 100.000% --- --- --- Grifols (H.K.), Limited Units 1505-7 Bershire House, 25 Westlands Road Hong Kong 2014 Comercial Distribution and sale of diagnostic products. --- 100.000% --- --- --- --- Grifols Japan K.K. Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japón 2014 Comercial Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. 100.000% --- --- --- --- --- Grifols India Healthcare Private Ltd Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India 2014 Comercial Distribution and sale of pharmaceutical products. 99.990% 0.010% --- --- --- --- Grifols Viajes, S.A. Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain 1995 Services Travel agency exclusively serving Group companies. 99.900% 0.100% 99.900% 0.100% 99.900% 0.100% Squadron Reinsurance Ltd. The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland 2003 Services Reinsurance of Group companies’ insurance policies. --- 100.000% --- 100.000% 100.000% --- Arrahona Optimus, S.L. Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain 2008 Services Development and construction of offices and business premises. 99.995% 0.005% 99.990% 0.010% 99.990% 0.010% Grifols Shared Services North America, Inc. (formerly Grifols Inc.) 2410 Lillivale Avenue 90032 Los Angeles, California United States 2011 Services Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products. 100.000% --- 100.000% --- 100.000% --- Talecris Biotherapeutics Overseas Services, Corp. 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States 2011 Services Provision of support services for the sale of biotherapeutic products outside the USA and participation in any other activity for which the companies may be organised in accordance with the General Corporation Law of Delware. --- --- --- --- --- 100.000% Gri-Cel, S.A. Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain 2009 Research Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine. 0.001% 99.999% 0.001% 99.999% 0.001% 99.999% Araclon Biotech, S.L. Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain 2012 Research Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease. --- 66.150% --- 61.120% --- 51.000%

APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the years ended 31 December 2014, 2013 and 2012 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2014 31/12/2013 31/12/2012 % shares % shares % shares Name Registered Offices Acquisition / Incorporation date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Equity accounted investees Nanotherapix, S.L. Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain 2010 Research Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies. --- 51.000% --- 51.000% --- 51.000% VCN Bioscience, S.L. Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain 2012 Research Research and development of therapeutic approaches for tumours for which there is currently no effective treatment. --- 49.450% --- 40.000% --- 40.000% Aradigm Corporation 3929 Point Eden Way Hayward, California United States 2013 Research Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases. 35.000% --- 35.000% --- --- --- TiGenix N.V. Romeinse straat 12 bus 2, 3001 Leuven, Belgium 2013 Research Research and development of therapies based on stem cells taken from adipose tissue. --- 21.300% --- 21.300% --- --- Mecwins, S.L. Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain 2013 Research Research and production of nanotechnological, biotechnological and chemical solutions. --- 9.35% --- 14.038% --- --- Kiro Robotics S.L Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain 2014 Research Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes. 50.000% --- --- --- --- ---

APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Operating Segments for the years ended 31 December 2014, 2013 and 2012 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Bioscience Hospital Diagnostic Raw materials & others Consolidated 2014 2013 2012 2014 2013 2012 2014 2013 2012 2014 2013 2012 2014 2013 2012 Revenues from external customers 2,513,510 2,448,824 2,325,088 94,800 97,131 95,870 620,022 130,339 134,341 127,052 65,438 65,645 3,355,384 2,741,732 2,620,944 Total operating income 2,513,510 2,448,824 2,325,088 94,800 97,131 95,870 620,022 130,339 134,341 127,052 65,438 65,645 3,355,384 2,741,732 2,620,944 Profit/(Loss) for the segment 949,993 980,835 888,094 (584) 139 1,177 122,083 (3,819) 9,291 106,445 38,970 44,538 1,177,937 1,016,125 943,100 Unallocated expenses (320,248) (280,005) (283,016) (320,248) (280,005) (283,016) Operating profit 857,689 736,120 660,084 Finance result (261,427) (237,419) (270,729) Share of profit/(loss) of equity accounted investees -- -- -- -- -- -- -- -- -- (6,582) (1,165) (1,407) (6,582) (1,165) (1,407) Income tax expense (122,597) (155,482) (132,571) Profit for the year after tax 467,083 342,054 255,377 Segment assets 5,013,457 4,501,977 4,581,022 94,971 81,500 79,947 1,628,232 215,990 144,833 794 394 15,792 6,737,454 4,799,861 4,821,594 Equity accounted investments -- -- -- -- -- -- 54,296 35,765 2,566 54,296 35,765 2,566 Unallocated assets 1,657,999 1,005,410 803,314 1,657,999 1,005,410 803,314 Total assets 8,449,749 5,841,036 5,627,474 Segment liabilities 256,710 230,412 264,160 9,429 241 397 233,165 14,801 12,040 -- -- -- 499,304 245,454 276,597 Unallocated liabilities 5,287,557 3,488,378 3,470,136 5,287,557 3,488,378 3,470,136 Total liabilities 5,786,861 3,733,832 3,746,733 Other information: Amortisation and depreciation 95,725 91,350 91,564 5,273 5,695 5,382 24,768 15,492 11,310 63,706 15,932 20,870 189,472 128,469 129,126 Expenses that do not require cash payments 4,053 (11,090) 11,683 (74) 141 248 (3,578) 337 247 (6,215) 2,979 4,946 (5,814) (7,633) 17,124 Additions for the year of property, plant & equipment and intangible assets 188,698 129,475 140,880 14,241 8,514 6,435 46,272 24,408 12,003 42,981 19,582 14,154 292,192 181,979 173,472 This appendix forms an integral part of note 6 to the consolidated annual accounts.

APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Reporting by geographical area for the years ended 31 December 2014, 2013 and 2012 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Spain Rest of European Union USA + Canada Rest of World Subtotal Raw material Consolidated 2014 2013 2012 2014 2013 2012 2014 2013 2012 2014 2013 2012 2014 2013 2012 2014 2013 2012 2014 2013 2012 Net Revenue 214,558 200,036 206,374 448,244 356,289 345,390 2,042,700 1,694,361 1,632,154 522,830 425,608 371,382 3,228,332 2,676,294 2,555,300 127,052 65,438 65,644 3,355,384 2,741,732 2,620,944 Assets by geographical area 689,220 933,722 759,670 1,888,235 280,510 126,041 5,542,660 4,487,429 4,573,400 328,840 138,981 152,571 8,448,955 5,840,642 5,611,682 794 394 15,792 8,449,749 5,841,036 5,627,474 Other information: Additions for the year of property, plant & equipment and intangible assets 53,223 55,978 51,014 69,366 14,847 3,081 160,195 106,274 114,109 9,408 4,880 5,268 292,192 181,979 173,472 -- -- 292,192 181,979 173,472 This appendix forms an integral part of note 6 to the consolidated annual accounts.

APPENDIX III GRIFOLS, S.A. AND SUBSIDIARIES Changes in Other Intangible Assets for the year ended 31 December 2014 (Expressed in thousands of Euros) Balances at Business Translation Balances at 2013 Additions combinations Transfers Disposals differences 2014 Development costs 111,788 4,218 -- -- (8,075) 98 108,029 Concessions, patents, licenses brands & similar 52,807 33 -- -- -- 3,154 55,994 Computer software 97,627 15,935 -- 3,625 (8,404) 8,209 116,992 Currently marketed products 893,925 -- -- -- -- 118,253 1,012,178 Other intangible assets 11,526 30,959 50,705 -- -- 10,607 103,797 Total cost of intangible assets 1,167,673 51,145 50,705 3,625 (16,479) 140,321 1,396,990 Accum. amort. of development costs (57,830) (5,283) -- -- 475 (129) (62,767) Accum. amort of concessions, patents, licenses, brands & similar (21,418) (1,026) -- -- -- (700) (23,144) Accum. amort. of computer software (63,115) (7,295) -- 50 6,142 (4,085) (68,303) Accum. amort. of currently marketed products (76,911) (32,251) -- -- -- (13,254) (122,416) Accum. amort. of other intangible assets (1,940) (45,368) -- -- -- (4,708) (52,016) Total accum. amort intangible assets (221,214) (91,223) 0 50 6,617 (22,876) (328,646) Impairment of other intangible assets (24) 41 -- -- -- -- 17 Carrying amount of intangible assets 946,435 (40,037) 50,705 3,675 (9,862) 117,445 1,068,361 (note 3 (a)) This appendix forms an integral part of note 8 to the consolidated annual accounts.

APPENDIX III GRIFOLS, S.A. AND SUBSIDIARIES Changes in Other Intangible Assets for the year ended 31 December 2013 (Expressed in thousands of Euros) Balances at Business Translation Balances at 2012 Additions combinations Transfers Disposals differences 2013 Development costs 86,903 11,309 13,721 -- (98) (47) 111,788 Concessions, patents, licenses brands & similar 53,975 41 2,717 (5) (2,758) (1,163) 52,807 Computer software 67,690 13,227 668 22,268 (4,545) (1,681) 97,627 Currently marketed products 909,504 -- 23,792 -- 0 (39,371) 893,925 Other intangible assets 2,317 9,810 -- -- (238) (363) 11,526 Total cost of intangible assets 1,120,389 34,387 40,898 22,263 (7,639) (42,625) 1,167,673 Accum. amort. of development costs (43,415) (5,206) (9,251) -- -- 42 (57,830) Accum. amort of concessions, patents, licenses, brands & similar (19,777) (1,113) (1,654) 1 863 262 (21,418) Accum. amort. of computer software (38,454) (7,422) (408) (21,285) 3,773 681 (63,115) Accum. amort. of currently marketed products (48,001) (32,221) -- -- -- 3,311 (76,911) -- -- -- Accum. amort. of other intangible assets (1,538) (424) -- -- -- 22 (1,940) Total accum. amort intangible assets (151,185) (46,386) (11,313) (21,284) 4,636 4,318 (221,214) Impairment of other intangible assets (109) 85 -- -- -- -- (24) Carrying amount of intangible assets 969,095 (11,914) 29,585 979 (3,003) (38,307) 946,435 (note 3 (b)) This appendix forms an integral part of note 8 to the consolidated annual accounts.

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at 2013 Additions Business combination Transfers Disposals differences 2014 Cost: Land and buildings 209,663 27,866 47,619 3,596 (11,368) 27,892 305,268 Plant and machinery 920,871 83,538 35,979 46,078 (20,739) 85,105 1,150,832 Under construction 109,865 129,643 2,914 (53,197) (9) 19,318 208,534 1,240,399 241,047 86,512 (3,523) (32,116) 132,315 1,664,634 Accumulated depreciation: Buildings (22,760) (7,021) -- (3) 1,216 (2,528) (31,096) Plant and machinery (372,854) (91,228) (6,816) (149) 17,626 (29,189) (482,610) (395,614) (98,249) (6,816) (152) 18,842 (31,717) (513,706) Impairment of other property, plant and equipment (4,547) 2,263 (855) -- -- (7) (3,146) Carrying amount 840,238 145,061 78,841 (3,675) (13,274) 100,591 1,147,782 (note 3 (a)) This appendix forms an integral part of note 9 to the consolidated annual accounts.

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2013 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at 2012 Additions Business combination Transfers Disposals differences 2013 Cost: Land and buildings 182,210 4,888 5,298 25,954 (923) (7,764) 209,663 Plant and machinery 747,656 62,644 7,093 156,076 (27,028) (25,570) 920,871 Under construction 213,178 80,060 8 (176,880) (769) (5,732) 109,865 1,143,044 147,592 12,399 5,150 (28,720) (39,066) 1,240,399 Accumulated depreciation: Buildings (15,082) (6,399) (605) (1,717) 426 617 (22,760) Plant and machinery (312,716) (75,684) (4,517) (4,412) 15,663 8,812 (372,854) (327,798) (82,083) (5,122) (6,129) 16,089 9,429 (395,614) Impairment of other property, plant and equipment (5,139) 186 -- -- -- 406 (4,547) Carrying amount 810,107 65,695 7,277 (979) (12,631) (29,231) 840,238 (note 3 (b)) This appendix forms an integral part of note 9 to the consolidated annual accounts.

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2014: Projected profits net of taxes until 31/12/2014 211,556 Less, charge required to legal reserve 0 211,556 Estimated profits distributable for 2014 Interim dividend distributed 85,944 Forecast cash for the period 20 October 2014 to 20 October 2015: Cash balances at 20 October 2014 67,048 Projected amounts collected 508,971 Projected payments, including interim dividend 383,137 Projected cash balances at 20 October 2015 192,882 This appendix forms an integral part of note 15 to the consolidated annual accounts.

GRIFOLS S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Dear shareholders,

Grifols is a solid, growing company with a clearly defined mission: to contribute to the improvement of people’s health and well-being through the research, development, manufacture and sale of plasma-derived medicines, clinical analysis technology and pharmaceutical preparations for hospital use.

The key developments of 2014 were the acquisition and integration of the new diagnostic unit, the refinancing of the group’s debt with a resultant reduction of financial costs and the completion of major projects to expand productive capacity.

The group’s market capitalization at the close of 2014(1) was 10,723.2 million euros.

The company’s ability to create value and achieve its objectives depends on the talent of its people. Two academies — the Grifols Academy of Plasmapheresis and Academia Grifols — provide training and skills development programs for the different groups within Grifols. All of these training initiatives are specifically designed to meet the existing and future needs of the company’s employees.

Grifols continues demonstrating its ongoing commitment to society through its foundations: the Víctor Grífols i Lucas Foundation, the José Antonio Grífols Lucas Foundation and the Probitas Foundation.

1:  CORPORATE SITUATION

The estimated(2) global market for plasma-derived products in 2014 exceeded 18 billion dollars. Grifols remains one of the leading companies in the manufacture of plasma-based medicines with a global market share of approximately 19%(3).

The group’s main products lead global sales(3):

Plasma-derived product	Market share(3)	Position in global ranking(3)
IVIG (intravenous immunoglobulin)	24%	1
Alpha-1 antitrypsin	64%	1
Factor VIII	23%	1
Albumin	17%	2

Grifols has also achieved significant growth in the diagnostic sector, following the integration of the transfusion business unit acquired from Novartis. This has led to an increase in the weight of the Diagnostic division, which now accounts for 18.5% of total net revenue. The company is positioned to compete and lead in the area of transfusion diagnostic, with its blood typing product line, NAT (Procleix® NAT Solutions) blood testing technology and production of antigens.

The Hospital division has maintained its leadership in Spain as a supplier of intravenous solutions, and is gradually expanding its international presence.

•                  Greater role for business units

Grifols’ principal business units (Bioscience division, Diagnostic division and Hospital division) are solid, firmly established and complementary. The global reorganization undertaken in 2014 as part of the Strategic Plan 2013—2017 means that these business units will have greater operational scope. The new internal organizational structure is designed to anticipate the changing realities of the health sector, enabling the company to offer a more competitive, effective and integrated response to the specific needs of customers and patients. The new organization will benefit from a more streamlined structure, strengthening operations based on business units in order to speed up commercial decision-making and optimize the supply of products.

(1)  Market capitalization calculated on the basis of the closing prices of Class A and Class B shares on December 31, 2014.

(2)  Source: Koncept Analytics, The Global Blood Plasma Market Report — 2014.

(3)  Source: Marketing Research Bureau (MRB) and internal information, 2013.

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GRIFOLS S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Each business unit has its own, independent structure, led by a global head and supported by a unit-specific sales and marketing team. This commercial model is based on a higher level of specialization by knowledge area, supporting work between geographic and functional units. As part of this move, geographical functions are to be strengthened, with management at regional level and not just at country level.

During 2014 Grifols continued to make significant investments to ensure its position as a leading innovator based both on technological development and improving and expanding its productive capacity, to which it allocates capital expenditure (CAPEX), and on the search for differentiating factors that contribute added value. To achieve this, the company has an ambitious R&D program, reinforced by strategic acquisitions.

•                  Key lines of Grifols management strategy

During 2014, Grifols’ management strategy focused on three key lines of action:

1.- Consolidation of the organic growth of the business.

2.- Acquisition and integration of the transfusion diagnostics unit acquired in January 2014, with the aim of constructing a more global and diversified company with greater growth potential.

3. - Completion of the refinancing process, reducing the average cost of debt by more than 200 basis points (bps) to 3.5%.

2:  BUSINESS PERFORMANCE AND RESULTS

PROFIT AND LOSS ACCOUNT: KEY INDICATORS

•                  Net revenue performance: 3,355.4 million euros

Grifols closed 2014 with business net revenue of 3,355.4 million euros, including the transfusion diagnostics business acquired from Novartis in January 2014. Compared to the figure of 2,741.7 million euros for 2013, this represents an increase of 22.4% and 24.1% excluding exchange rate effects (cc).

•                  Net revenue by division: change of relative weightings following the expansion of the diagnostic business

The acquisition of the transfusion diagnostics unit has changed the relative weight of the divisions of Grifols. This operation was part of a growth strategy that has contributed to the diversification of the plasma protein business (Bioscience division) while also boosting a complementary area. The diagnostic activity focuses on the safety of donations of both whole blood for blood transfusions and plasma used in the manufacture of plasma-derived products.

As planned, the Bioscience division is now 74.9% of revenues, while the Diagnostic division increased to 18.5% and the Hospital division accounted for 2.8%.

Net revenue in 2014 by division:

(in thousands of euros)	2014	% of Net Revenue	2013	% of Net Revenue	% var	% var cc*
BIOSCIENCE	2,513,510	74.9%	2,448,824	89.3%	2.6%	4.0%
DIAGNOSTIC	620,022	18.5%	130,339	4.8%	375.7%	383.9%
HOSPITAL	94,800	2.8%	97,131	3.5%	-2.4%	-0.2%
RAW MATERIALS AND OTHERS	127,052	3.8%	65,438	2.4%	94.2%	95.3%
TOTAL	3,355,384	100.0%	2,741,732	100.0%	22.4%	24.1%

*cc: constant currency

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GRIFOLS S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Stability of net revenue performance across all divisions

In 2014 the revenue of the Bioscience division was 2,513.5 million euros, growing 2.6% (4.0% cc) compared with 2013. The price of plasma-derived medicines remained globally stable and revenues were driven by the positive performance of sales volumes of the company’s main plasma proteins. The growth of alpha-1 in the United States and Europe was particularly strong. Improvements in diagnosing the deficit of this protein are one of the company’s strategic objectives.

Grifols has maintained its strategy of pursuing balanced growth in sales of plasma-derived products to optimize both raw material costs and manufacturing capacity. It is also important to note the sales performance of other plasma proteins such as specific hyperimmune immunoglobulins for the treatment of potentially fatal infections such as rabies, tetanus, hepatitis B and Rh incompatibility, which give Grifols a broad and differentiated product portfolio.

Net revenue of the Diagnostic division was 620.0 million euros in 2014. Organic growth was positive, and the overall division increased revenues by 375.7% (383.9% cc) taking into account the incorporation of the transfusion diagnostics unit. Following this acquisition, the company has redefined its Diagnostic division, which now controls the entire value chain from donation through to transfusion, and has developed a new growth strategy focused on a broader and more specialized product portfolio, a new commercial strategy to access priority markets and the search for opportunities with other divisions.

Sales in international markets rose and turnover increased both in emerging countries such as Mexico, China and Brazil and in mature markets such as the United Kingdom, Germany and Japan, among others.

In transfusion medicine and specifically in the immunohematology area, sales of analyzers (Wadiana® and Erytra®) and blood typing reagents (DG-Gel® cards) were very active, with the latter rising by 23% thanks to the sales effort in countries such as France, the United Kingdom, Qatar and Saudi Arabia.

Penetration of the Asia-Pacific region has also progressed, both in instrumentation and NAT technology reagents and software (Procleix® NAT Solutions) that Grifols distributes and sells under an agreement with US firm Hologic Inc. that runs until 2025. The sales performance in countries such as Japan and South Korea was particularly impressive, as was the contribution of countries such as Brazil and Mexico. The division has also obtained a number of licenses and authorization for new tests and NAT technology systems that will help to grow its presence in mature markets such as the United States and Europe in the short to medium term.

The Hospital division generated 94.8 million euros of net revenue, decreasing by 2.4% (-0.2% cc) compared to the figure of 97.1 million euros in 2013. 73% of the division’s net revenue is generated in Spain where, despite recent cuts in health spending, net revenue rose by 2.8% due to an increase in sales of the nutrition and hospital pharmacy area.

The termination of one third-party parenteral solutions manufacturing contract and delays in completing orders in some hospitals in Latin America impacted net revenue generated in international markets. The successful registration of blood bags in Canada and the application for the FDA sales license for 500 ml saline solution will contribute to the division’s international commercial development.

Finally, Grifols’ non-recurring net revenue reported in the Raw Materials & Others division, rose to 127.1 million euros, representing 3.8% of net revenue. These include, among others: third-party engineering projects performed by Grifols Engineering; as well as all income derived from manufacturing agreements with Kedrion, and royalties’ income from the Bioscience and Diagnostic divisions, including royalties acquired with the transfusion diagnostics unit, which will continue to decline as planned.

•                  Net revenue by region: 93% of net revenue generated in external markets

In 2014 Grifols continued to focus heavily on international activity, generating 93.4% of its net revenue outside Spain. The company’s recurring net revenue (excluding Raw Materials & Others) in foreign markets

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GRIFOLS S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

rose by 21.7% (23.6% cc) compared to 2013, and amounted to 3,013.8 million euros, including international revenues from the newly acquired diagnostic business(4).

Net revenue in 2014 by region

(in thousands of euros)	2014	% of Net Revenue	2013	% of Net Revenue	% var	% var cc*
USA+CANADA	2,042,700	60.9%	1,694,361	61.8%	20.6%	21.7%
EU	662,802	19.8%	556,325	20.3%	19.1%	19.0%
ROW (Rest of the World)	522,830	15.5%	425,608	15.5%	22.8%	29.2%
SUBTOTAL	3,228,332	96.2%	2,676,294	97.6%	20.6%	22.4%
RAW MATERIALS & OTHERS	127,052	3.8%	65,438	2.4%	94.2%	95.3%
TOTAL	3,355,384	100.0%	2,741,732	100.0%	22.4%	24.1%

*cc: constant currency

In the United States and Canada net revenue rose by 20.6% (21.7% cc) to 2,042.7 million euros. This represents 60.9% of the group’s total net revenue, including net revenue from the diagnostic unit. The acquisition has not only helped to strengthen the net revenue of the Diagnostic division in these markets but has also consolidated its commercial network.

The plasma proteins market in the United States was one of the most competitive in 2014. In this context, Grifols has remained committed to a commercial strategy based on quality, safety and adaptation of its products to patient needs. At the end of the year Grifols intensified its marketing and promotion programs. These programs offer special advantages to specific clients in the purchase of some products.

The sales effort in the United States and the expansion of the sales network in Canada have significantly strengthened Grifols’ pulmonary line in both countries, delivering increased sales of alpha-1 antitrypsin and improved access to treatment for new patients.

In the European Union, sales performance in the third and fourth quarters confirmed the forecast recovery of income on a comparable basis. Net revenue was 662.8 million euros, including the allocation of sales from the diagnostic unit, representing growth of 19.1% (19.0% cc) compared to 2013.

Recurring income(5) in the European Union excluding Spain grew by 25.8% to 448.2 million euros. This increase was due primarily to increased sales of plasma proteins and the positive impact of incorporating the new NAT technology projects of the diagnostic unit.

The greater dynamism seen in different regions of the European Union and North America has been maintained, although shifts in exchange rates, which were particularly volatile in 2014, have had an impact on net revenue generated in the rest of the world (ROW). Overall, ROW net revenue excluding Raw Materials & Others grew by 22.8% (29.2% cc) to 522.8 million euros.

Geographical expansion to promote organic growth focuses on two areas:

1: Supporting the products and services of the three divisions in the principal markets in which the company operates. A strategy of commercial integration has been designed, in which the company’s range of plasma proteins is complemented by other products and services related to diagnostics (Diagnostic division) and hospital logistics (Hospital division).

(4)  Since January 2014, “Others” (Raw Materials & Others) is not broken down by geographic region. The figures for 2013 have been modified to facilitate comparison.

(5)  Excluding Raw Materials & Others.

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2: Expanding the presence in new geographic regions with potential for growth. Some emerging regions offer significant growth potential, and Grifols is strengthening its presence in markets such as China and the Middle East. One of the countries with the greatest potential for growth is the United Arab Emirates, as evidenced by the fact that in the six countries that form the Gulf Cooperation Council (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates) there are 15 hospital projects in progress. Grifols has begun its penetration of this market by opening a representative office in Dubai. In China, the company’s efforts have focused both on plasma proteins and on transfusion medicine. In 2014 the company was an active participant in the 7th National Congress of the Chinese Society for Blood Transfusion (CSBT). At this congress — attended by over 2,000 professionals, making it the country’s largest transfusion medicine meeting — Grifols presented a comprehensive portfolio of products designed to contribute to transfusion safety and to improve the efficiency of laboratory tests.

Other countries such as India, Indonesia and Taiwan also offer new opportunities for the geographical expansion of diagnostic products. Since the beginning of 2015, the company has direct commercial representation in India and Taiwan.

•                  Solid results: EBITDA exceeds 1 billion euros for the first time

In absolute terms, Grifols’ EBITDA exceeds 1,000 million euros for the first time, totaling 1,047.2 million euros, an increase of 21.1%, while adjusted EBITDA(6) increased 17.1% to 1,074 2 million euros. EBITDA margin is 31.2% of net revenue and the adjusted EBITDA margin is 32.0%.

The resources allocated to R&D increased substantially, growing 46.6%(7) in 2014, aiming to accelerate current projects, as announced by the company.

Grifols continues to obtain FDA and EMA licenses to perform all of the different manufacturing stages at any of its manufacturing plants, allowing it to flexibly combine processes, optimize manufacturing efficiencies. Developments in this area during 2014 include:

•                  FDA approval to use fraction IV-1 (intermediate product) obtained at the Clayton plant in the production (purification and filling) of alpha-1 antitrypsin (Prolastin®) at the Parets del Vallès plant (Barcelona, Spain).

•                  Authorization to use fraction II+III obtained at the Los Angeles plant (California, USA) in the manufacture of IVIG (Gamunex®) at the same plant.

Grifols continues to work to obtain a FDA license to use the cryoprecipitate obtained at the Clayton plant at the Los Angeles factor VIII purification plants. The company is also engaged in validating the use of fraction V from any of its manufacturing plants to be purified at any of its purification plants to obtain albumin. The company expects to receive these licenses and maximize the flexibility and scalability of processes in 2016.

Grifols maintains its strategic objective of maximizing the utilization of each liter of plasma and thus optimizing income per liter. This means delivering balanced growth in market share of the principal plasma proteins sold, in a way that achieves industrial efficiency. The policy of optimizing overheads has been maintained, although sales and marketing costs have increased as a result of the stronger commercial activity.

•                 Solid results: net profit rises by 36.1% to 470.3 million euros

Grifols’ net profit rose by 36.1% to 470.3 million euros, a figure that represents 14.0% of the group’s net revenue, an improvement of 140 basis (bps) compared to the figure of 12.6% for 2013. Adjusted net profit(8), which excludes non-recurring costs and costs associated with acquisitions, the amortization of deferred financial costs associated with financing, and the amortization of intangible assets associated with acquisitions, was 597.9 million euros, a figure that represents 17.8% of net revenue and growth of 32.9% compared to the previous year.

(6)  Excludes non-recurring costs and costs associated with recent acquisitions.

(7)  Excluding the resources that the company allocates to R&D through its investee companies.

(8)  Excludes non-recurring costs and costs associated with recent acquisitions, the amortization of deferred financial costs associated with refinancing, and the amortization of intangible assets associated with acquisitions.

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Key financial measures 2014

(in millions of euros)	2014	2013	% var.
TOTAL NET REVENUE	3,355.4	2,741.7	22.4%
EBITDA	1,047.2	864.6	21.1%
% of Net Revenue	31.2%	31.5%
ADJUSTED EBITDA*	1,074.2	917.4	17.1%
% of Net Revenue	32.0%	33.5%

* Excludes non-recurring costs and costs associated with recent acquisitions.

Reconciliation of group net profit (unaudited)

(in millions of euros)	2014	2013	% var.
REPORTED GROUP NET PROFIT	470.3	345.6	36.1%
% of Net Revenue	14.0%	12.6%
NON-RECURRING COSTS*	27.0	52.8	-48.9%
AMORTIZATION OF DEFERRED FINANCIAL COSTS	58.2	77.6	-25.0%
AMORTIZATION OF INTANGIBLE FIXED ASSETS ACQUIRED IN BUSINESS MERGERS	76.3	32.9	131.9%
TAX IMPACT OF ADJUSTMENTS	-33.9	-58.9	-42.4%
ADJUSTED GROUP NET PROFIT	597.9	450.0	32.8%
% of Net Revenue	17.8%	16.4%

* Non-recurring costs and costs associated with recent acquisitions.

In 2014, the improved funding conditions negotiated in the first quarter of the year enabled Grifols to keep its financial costs stable despite the increase in the debt in absolute terms by 1,500 million dollars due to the acquisition of the transfusion diagnostics unit. At constant currency, the company reduced its financial costs during the year in line with forecasts. However, exchange rate differences affected the financial result by 18.5 million euros, resulting in financial result of 261.4 million euros, compared to 237.4 million euros in 2013. This figure includes the interest on the debt incorporating the funding to acquire the diagnostic business and the amortization of deferred financing costs, including cancellation costs of bonds and debt as part of the refinancing process carried out to reduce funding costs and extend maturity dates, in addition to exchange differences.

The effective tax rate was lower for the year due to changes in the contribution to profits from different geographical regions.

KEY BALANCE SHEET ITEMS

The solid results and improved cash flow helped strengthen the balance sheet in 2014.

Total consolidated assets at December 2014 were 8,449.8 million euros, a significant increase compared to the figure of 5,841.0 million euros reported in December 2013. The differences primarily reflect the acquisition of the assets of Novartis’ transfusion diagnostics unit.

In particular, there has been a net increase in tangible assets of 307.5 million euros, including an immunoassay reagent manufacturing plant in Emeryville. Intangible assets have also increased as a result of

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

an increase in goodwill, estimated as 988.4 million euros following the final allocation of the acquisition price across the relevant balance sheet items.

•                  Inventory turnover and average collection period

The optimization of working capital has continued to provide a lever for increasing the profitability of the company. The changes in working capital primarily reflect growth and the incorporation of the new diagnostic business.

Optimizing the management of inventories and the control of safety stocks enables Grifols to maintain inventory at stable levels, although the increase in overall activity due to the incorporation of the new diagnostic unit has led to a 26.1% rise in stock levels. As forecast, inventory turnover remained stable, at an average of 266 days at the end of 2014, compared to 262 days in December 2013.

The average collection period was 55 days, stable compared to the figure of 52 days reported in December 2013. The average payment period for the group’s Spanish companies is around 95 days. The company is studying measures to reduce the average payment period.

•                  Strong cash flow provides a basis for funding strategic investments

In 2014, the group’s cash position was 1,079.2 million euros, well above the figure of 708.8 million euros reported in 2013, after payment of dividends, debt and interest. The group generated 978.9 million euros of operating cash, compared to the figure of 592.0 million euros for 2013.

The higher profits and improvement in funding, following the completion in March 2014 of the debt restructuring process to improve conditions and extend repayment terms, enabled the group to fund its investment program in order to ensure the group’s long-term growth. As a result, the company allocated 1,521.1 million euros to acquisitions and capital expenditure (CAPEX) in 2014.

•                  Debt levels and credit ratings

Grifols’ net financial debt at December 2014 stood at 3,235.7 million euros, including an additional 1,500 million dollars corresponding to the acquisition of the transfusion diagnostics unit.

The rise of the dollar against the euro during the year affected the reported figures, because most of the company’s financial debt is denominated in dollars. The net debt/adjusted EBITDA ratio(9) was 3.01 compared to the figure of 2.28 reported in December 2013, although this falls to 2.71 when exchange rate effects are excluded.

Significant cash generation and ongoing debt reduction enabled the company to successfully refinance its entire debt for a value of 5,500 million dollars (4,075 million euros) in the first quarter of the year.

Following the completion of this process in March 2014, the average cost of Grifols’ debt fell by over 200 bp to 3.5%, and the average term was extended to 7 years. Both factors have helped the company to stabilize its financial costs despite an increase in absolute debt levels.

Debt reduction remains a priority for the company, whose high and sustainable levels of operating activity and cash generation mean that it is able to meet this objective, as reflected by the fact that Moody’s and Standard & Poor’s have maintained Grifols’ corporate rating at the levels prior to the acquisition.

(9)  Excludes non-recurring costs and costs associated with recent acquisitions.

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Credit ratings at December 2014 are as follows:

	Moody’s	Standard & Poors
Senior secured debt	Ba1	BB
Corporate rating	Ba2	BB
Senior unsecured debt	B1	B+
Outlook	Negative	Stable

•                  Net equity

Grifols’ net equity in 2014 rose to 2,662.9 million euros, primarily as a result of profits earned during the period. The company made two dividend payments totaling 156.0 million euros, after resuming cash dividends to remunerate all the group’s shareholders (Class A and Class B shares) in 2013.

In the second quarter of 2014 the company paid out the final dividends for 2013 and in December 2014 it paid out an interim dividend on account of 2014 results. Grifols remains committed to rewarding its shareholders through dividend payments, with a target payout of 40% of the group’s consolidated profit.

At December 31, 2014, Grifols had share capital of 119.6 million euros, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 130,712,555 non-voting shares (Class B) with a nominal value of 0.10 euros per share.

Ordinary Grifols shares (Class A) are listed on the Spanish Continuous Market and a component of the main index, Ibex-35, (GRF), while its non-voting shares (Class B) are also listed on the Continuous Market (GRF.P) and in the United States on the NASDAQ (GRFS) via ADRs (American Depositary Receipts).

PERFORMANCE BY BUSINESS AREA: DIVISIONAL ANALYSIS

•                  Bioscience division: 74.9% of Grifols net revenue

The Bioscience division generated 74.9% of Grifols turnover, with net revenue of 2,513.5 million euros. Over 95% of the division’s income was generated in international markets. This included strong performances in the United States, ROW and the recovery in Spain, where net revenue rose by 7.4%. The main engine of growth continues to be rising sales volumes of IVIG and alpha-1 antitrypsin. Albumin has maintained a positive trend and sales of coagulation factor VIII have been improved in the last quarter.

Major initiatives to generate opportunities for growth and increase the commercial profile of the division include:

1.- Improving the diagnosis of alpha-1 antitrypsin deficiency (AAT) in the United States and Europe. The Alpha-1 Foundation estimates that around 3% of patients diagnosed with COPD (chronic obstructive pulmonary disease) actually suffer from undetected AAT deficiency. To address this issue, Grifols has presented a unique, innovative system, AlphaKit® QuickScreen, which means that it only takes a few minutes and some drops of blood to detect whether an individual is a carrier of the Z mutation, responsible for over 95% of severe cases of this disease. In addition, Progenika Biopharma, is working on the development of a new product to genetically identify alpha-1 antitrypsin deficiency.

In 2014, the existing Barcelona’s facilities were validated and approved as an alternative to North Carolina plant for the production of Alpha-1 antitrypsin, and the product from this plant has been classified as “suitable” for sale in Europe. The company has begun construction of a new purification plant in Parets del Vallés to reinforce the production of its alpha-1antitripsina (Prolastina®) once finalized in 2017. This plant will concentrate production of this product for the European market, to meet future growth in demand.

2.- Consolidation of commercial presence in China and other emerging countries where the consumption of plasma proteins such as albumin is growing strongly as a result of a growing middle class with greater access to treatment and longer life expectancy. In 2013 the representative office in Shanghai became a commercial subsidiary. The group also has a direct commercial presence in Hong Kong and Dubai.

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3.- Innovation and product differentiation: a portion of R&D spending is allocated to improving existing products to adapt them to the specific needs of patients. In 2014, United States approved the new 400 ml version of IVIG Gamunex®-C. This product is now available in six presentations, meaning that the dose can be more closely matched to individual patient prescriptions. There have also been significant improvements for hemophiliac patients. Two major achievements have been FDA authorization for a new, more concentrated factor VIII-von Willebrand factor (Alphanate® 2000 IU), reducing administration time by up to 30% for people with hemophilia A who need a higher dose than the established one in order to prevent bleeding episodes, and the launch of an electronic agenda for patients that can be accessed from any mobile device, designed to improve the lives of patients with hemophilia. The agenda will help these patients to plan a wide range of disease-related issues, improving compliance and monitoring.

In 2014, Grifols celebrated the 25th anniversary of Prolastin® (alpha-1 antitrypsin) and the 50th anniversary of the discovery of alpha-1 antitrypsin deficiency, with a global program of events. The aim was to promote knowledge of the disease and to contribute to the progress of research. This rare disease causes genetic emphysema due to low blood levels of the alpha-1 antitrypsin protein. Over recent years, Grifols has expanded its range of treatments, which now includes Prolastina® and Prolastin-C®.

Industrial Plasma Service

The Industrial Plasma Service processed 2.6 million liters of plasma from the Integrated Hospital Plasma Processing program that has operated in Spain for 25 years, in the Czech Republic and Slovakia for 17 years, and in Canada. This is an industrial hospital plasma fractionation service that operates under a fractionation contract with the health authorities.

In 2014, Grifols won a one year contract from the Madrid Regional Government (Spain) to fractionate plasma from the Madrid Health Service to obtain plasma-derived products for therapeutic use.

Grifols also offers a specific service for the Inactivation of Hospital Transfusion Plasma. In 2014, the number of units inactivated rose from 36,209 to 39,234.

Obtaining raw material

In 2014, the volume of plasma collected was around 7.5 million liters, an increase of 6.9% compared to the previous year. Over the course of the year, Grifols’ network of donor centers received approximately 25,000 donations per day.

Key activity indicators: 2014

2014
No. of plasmapheresis centers	150
Average daily no. of plasma donations	approx. 25,000
No. of donations analyzed (annual capacity)	+ 15 million donations
Liters of plasma collected	7.5 million liters
No. of fractionation plants	3 plants
Installed fractionation capacity	12.5 million liters/year

Process safety, and quality and control systems

The safety of processes and products is paramount for Grifols, as is the implementation of quality systems that underpin our competitive advantage. Improvements implemented during 2014 include:

•                  The implementation of a Cross Donation Check System in several donor centers, combined with the use of new techniques (citrate, proteins and electrophoresis) to apply additional safety measures to plasma.

•                  Validation of the use of NAT techniques to analyze finished product with the Procleix® platform, which will simply and improve quality controls.

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Validation of serological detection of hepatitis B surface antigen (HBsAg), of HIV-specific antibodies (anti-HIV) and of hepatitis C antibodies (anti-HCV) in finished product.

Grifols Engineering continues to work on the development of robotic technology to automate the process of preparing plasma batches using plasma from the United States, and is making progress towards the integration of radiofrequency identification (RFID) on plasma bottles for control through the entire supply chain.

Grifols’ commitment to patients has also seen the company reach agreement to donate up to 60 million units of clotting factors to the World Federation of Hemophilia over a three-year period. This will ensure the availability of an average of 40,000 doses to treat approximately 10,000 patients until 2017, in developing countries where access is insufficient. In 2014, 16 million units (IU) of factor VIII were donated.

•                  Diagnostic division: 18.5% of Grifols net revenue

Total net revenue of the Diagnostic division was 620.0 million euros in 2014, of which over 90% was generated outside Spain. This business has increased its share of the company’s total net revenue to 18.5%, primarily as a result of the incorporation of the transfusion diagnostics unit, which has enabled the division to expand and complete its portfolio of equipment and reagents, making Grifols the only company to offer integrated solutions for blood and plasma donor centers. These integrated systems are based on ensuring the safety and control of the entire process, from donation through to transfusion.

Major initiatives to generate opportunities for growth and increase the commercial profile of the division include:

1.- Internationalization in strategic markets. Winning the seven year contract to supply NAT technology (Procleix® NAT Solutions) to the Japanese Red Cross for the analysis of blood donations in Japan was one of the year’s key achievements. In addition, NAT technology has been introduced in Vietnam and the Philippines, key countries in the bid to penetrate the Asia-Pacific region, one of the most promising regions for this line. A further development saw the renewal of the agreement with the Red Cross Society of China (Beijing, China) for the supply of immunoreagents, instrumentation, tests and other services using NAT blood testing technology.

In Latin America, the Promonitor® product range has been launched in Chile. This commercial brand covers the ELISA device line, developed by Progenika Biopharma in the laboratory reagents sector (immunoassays). These make it possible to monitor patients being treated with biological medicines for diseases such as rheumatoid arthritis and other chronic inflammatory diseases. The Intercept Blood System® is now being marketed in Mexico. This system, developed by US firm, Cerus, is used to inactivate pathogens in platelets and plasma, reducing the risk of disease transmission during blood transfusions.

2.- New products. A key development was the presentation in the United States of a new catalog of immunohematology products using DG® Gel technology based on the Erytra® analyzer, which reduces analysis times for blood banks and hospital transfusion services. This system is the first genuine innovation in immunohematology laboratory automation in the United States market in five years.

The company has also improved its transfusion medicine range with the launch of the next generation of BLOODchip® products, and aims to lead the expansion of the blood genotyping segment with this DNA-based technology for determining patient and donor blood groups. The ID CORE® XT blood compatibility diagnostic kit, capable of determining 37 antigens of 10 blood groups in less than 4 hours, has obtained European Conformance (CE) marking, underpinning use of the test in clinical settings and opening new opportunities both in Europe and in other countries that recognize this accreditation. The equipment has already been installed in countries such as Norway, Canada and the United States.

New approvals have also been obtained for the Procleix® NAT Solutions range of transfusion safety products. The Procleix® Xpress system, Grifols’ new pipetting platform to create aliquots and prepare samples for storage using nucleic acid amplification technology (NAT), obtained CE marking and FDA approval in the first half of the year, and the system has been released in Europe and the United States. The new Procleix® HEV, a specific reagent to detect the hepatitis E virus using NAT technology on the automated Procleix®Panther® platform, also received CE marking.

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Hospital division: 2.8% of Grifols net revenue

The net revenue of the Hospital division in 2014 was 94.8 million euros, decreasing by 2.4% (-0.2% cc) as a result of the termination of a parenteral solutions third party manufacturing contract. Net revenue in Spain rose slightly, while there was no significant change in international markets. Around 30% of the division’s turnover is currently generated in foreign markets.

Major initiatives to generate opportunities for growth and increase the commercial profile of the division include:

1.- Supporting the internationalization of the products and services of the Hospital logistics and Intravenous therapies lines in the United States and Latin America. Significant developments included: two hospital logistics projects in Chile, consolidating the company’s position as one of the leading suppliers of products and services for hospital pharmacy in Latin America; automation of the pharmacy service at one of the most important private hospitals in Buenos Aires (Argentina); and the installation of clean rooms for the preparation of intravenous solutions under sterile conditions in several centers in the United States. Approval has also been granted in Brazil to market the Gri-fill® system for the automated preparation of intravenous solutions.

The successful registration of blood bags in Canada and the application for the FDA sales license for the 500 ml saline solution will contribute to the division’s international commercial development.

2.- Creation of Contract Manufacturing department as part of an organizational restructuring to promote third-party manufacturing services, one of the business lines with the greatest potential for growth within this division. The dossier for an analgesic in polypropylene bag for the North American market has been submitted to the FDA, and development work continues on a pre-diluted, non-steroidal anti-inflammatory in bag presentation for Europe and the United States.

3.- Renewal and expansion of third-party product distribution. The following contracts have been renewed: with German firm Panjunk for the distribution of anesthesia cannulas in Spain; with Woo Jong Medical for the sale of its Accufuser® elastomeric subcutaneous infusion pumps; and for the distribution of the Pyxis® system for the Iberian Peninsula and Latin America. Over the next 12 years, Grifols will continue to distribute this automated dispensing system in Spain, Portugal and Latin America.

4: New products. The Spanish Agency for Consumption, Food Safety and Nutrition (AECOSAN) has authorized two new enteral nutrition products specifically for diabetics, with sales starting in the final quarter of the year, and approval has also been granted to ready to use, pre-diluted potassium solutions and fluid therapy products.

3: LIQUIDITY AND CAPITAL RESOURCES

The group’s principal liquidity and capital requirements are designed to meet operating costs, capital expenditure (CAPEX), including the maintenance and construction of manufacturing facilities and the service of debt.

Historically, the company has met its liquidity and capital requirements with its own funds generated by its manufacturing activities and from external funding. In December 2014, Grifols’ cash position stood at 1,079.2 million euros. At December 31, 2014, the company has approximately 430 million euros of unused credit lines available, including a 247 million euro revolving credit line.

Cash flows from operating activities

In 2014, cash flows from operating activities increased significantly, to 978.9 million euros. The main impact on working capital, which rose by 44.2 million euros, was as follows:

•                  Commercial debtors fell by 26.5 million euros. The average collection period remained stable, rising slightly from 52 days in December 2013 to 55 days in December 2014.

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Stock levels rose by 97.0 million euros due to the incorporation of the new diagnostic activity, although the company remains actively committed to managing inventory and reducing back-up stock. Turnover was 266 days, compared to the figure of 262 days for 2013.

•                  Commercial creditors rose by 114.7 million euros.

Cash flows from investment activities

Net cash flows allocated to investment activities in 2014 rose to 1,521.1 million euros. The largest investment was the completion of the purchase of the transfusional diagnostics and immunology unit from Swiss company Novartis (Novartis International AG) for 1,653 million dollars (1,215 million euros). In addition, the company made capital expenditure (Capex) investments with a value of 251.8 million euros.

Cash flows from funding activities

The variation in cash flow due to funding activities was 841.1 million euros, including net increase in debt of 1,226.3 million euros related to the acquisition of the new diagnostic unit and 156.0 million euros of dividend payments, both the final dividend for 2013 and the interim dividend for 2014 distributed in December.

4: RISKS AND UNCERTAINTIES

The effects of the financial crisis already noted in the annual report for 2008 continue to affect the countries in which Grifols has a presence. It is difficult to anticipate changes to public health systems and to evaluate how these could affect the company’s activities.

The group’s future results could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. Grifols, at the date to which these annual accounts have been drawn up, has adopted the measures it considers necessary to mitigate the potential impact of these events.

The group’s risk management policies are established with the purpose of identifying and analyzing the risks the group could face, establishing limits and appropriate risk controls, controlling the risks and ensuring the limits are observed. Risk management procedures and policies are observed regularly to ensure that they reflect changes to market conditions and the group’s activities. The group, through its management standards and procedures, aims to develop a tightly controlled and constructive environment in which all employees understand their functions and obligations.

The group’s Audit Committee supervises management’s application of the group’s risk management policies and procedures, and reviews whether the risk management policy is commensurate with the risks faced by the group. This committee is supported by the Internal Audit department in its supervisory function. The Internal Audit department conducts both regular and ad hoc reviews of risk management controls and procedures, and the results of these are presented to the Audit Committee.

Note 5 of the accompanying financial statements contains detailed information about the financial risk policy and management.

5: SUBSEQUENT EVENTS

Grifols has repurchased industrial assets in the United States and Spain for a total amount of 250 million dollars and 44 million euros, respectively. Grifols has exercised the options to purchase assets at fair value included in the corresponding sales and leaseback agreements. See note 9 f) in the consolidated report attached.

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

6: INVESTMENT ACTIVITIES: R&D, CAPEX, ACQUISITIONS

EXPANSION OF R&D PROJECTS’ PORTFOLIO

Once again, Grifols’ commitment to research has been recognized both, in Spain and internationally. For the second year running, Grifols has been ranked one of the 100 most innovative companies in the world by Forbes magazine. Its R&D activity has been rated as “excellent” by the Profarma Plan in Spain, a joint program of the Department of Industry, the Department of Health, and the Department of the Economy and Competitiveness. The program is designed to promote scientific research, development and technological innovation in the pharmaceutical industry.

Grifols’ commitment to research and development takes the form of a solid investment policy, and in 2014 the group increased its allocation by 46.6%(7) to 180.8 million euros, a figure that represents 5.4% of net revenue. The policy is also supported by investing in companies and R&D projects in fields of medicine lying outside the scope of Grifols’ main activities, an approach that has helped to ensure the continuity of projects whose aim is to improve the quality of health care.

The company has a flexible, cross-disciplinary research strategy, designed to promote the exchange of information and knowledge between the different research areas of the group. As part of this approach, the creation of multidisciplinary groups has been encouraged, with the joint aims of detecting new opportunities for Grifols products and improving industrial productivity.

Grifols’ commitment to innovation in its research programs is essential to the development of safe, effective plasma-derived products. The main research lines include:

Main projects in the Bioscience division

Alpha-1: new indications

•                  Pulmonary emphysema associated with alpha-1 antitrypsin deficit (Prolastin®-C)

The phase IV clinical trial to evaluate the efficacy and safety of Prolastin®-C in patients with pulmonary emphysema due to alpha-1 antitrypsin deficit, requested by the FDA following product approval, continues.

•                  Alpha-1 and type 1 diabetes mellitus

Phase II of a clinical trial to evaluate the safety and pharmacokinetics of the liquid formulation has begun, as has another phase II clinical trial of the use of alpha-1 antitrypsin in the treatment of type 1 diabetes mellitus (juvenile diabetes).

•                  Inhaled alpha-1 and cystic fibrosis

During 2014 the protocols of the phase IIb clinical trial to evaluate the safety and tolerance of the treatment of cystic fibrosis with a new inhaled formulation of alpha-1 antitrypsin were completed.

Immunoglobulins: new indications and new presentations

•                  Gamunex® SubQ for subcutaneous administration in pediatric population

The protocol of a study designed to obtain efficacy data for the subcutaneous administration of Gamunex® SubQ in the pediatric population was presented to the FDA in June 2014.

•                  20% subcutaneous immunoglobulin

In 2015, it is expected that the dossier to start a clinical trial for 20% subcutaneous immunoglobulin will be submitted.

•                  Gamunex® 40g vial

In the fourth quarter of 2014 the new format of Gamunex® in a 40g vial was launched in the United States. Approval was granted in Canada in late 2014, with the product scheduled to be launched in early 2015. European Union approval for this format is expected to be received in early 2015.

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  IVIG and myasthenia gravis (MG)

In November 2014 the documentation was submitted for two new indications (steroid reduction and improvement of symptoms) in the study of IVIG Gamunex® as a maintenance treatment for myasthenia gravis (MG), a chronic, autoimmune neuromuscular disease characterized by varying degrees of weakness of the body’s skeletal muscles. The study is scheduled to begin in 2015.

•                  Intramuscular immunoglobulin

In the fourth quarter of the year the report of the clinical trial conducted earlier in 2014 (Hyperimmune Platform Conversion) of the modernization of the production process for intramuscular gammaglobulins to improve the product’s already high safety profile.

Fibrin biological sealant

Biosurgery represents a new specialist research line, pursued as an interdisciplinary R&D project. Research is focusing on the development of a biological adhesive designed to aid healing or as a sealant for vascular, organ and soft tissue surgery. This involves developing new uses for plasma proteins that go beyond traditional replacement therapies. Of the four clinical trials under way — two in vascular surgery and two in non-vascular surgery (organ and soft tissue surgery) — during the second quarter of 2014, the vascular surgery clinical trial being conducted in Europe was completed. In the fourth quarter, the license application was submitted to the EMA, with the expectation that it will be registered during the second quarter of 2015.

The other three trials required by the FDA to obtain approval in the United States are at phase III. In December 2014 the enrolment of subjects participating in the main part of the trial (soft tissue) was completed, and the other two trials were extended to Serbia and Hungary to speed up the recruitment process.

New proteins — plasmin

In August 2014, patient recruitment for the phase II clinical trial into the use of plasmin in cases of acute peripheral arterial occlusion was completed. The report on the clinical study into the use of this plasma protein in cases of cerebrovascular accident (CVA) was completed in the fourth quarter of 2014.

Main projects in the Diagnostic division

There were two key projects in the Diagnostic division. A new medium-capacity analyzer has been developed, incorporating improvements to the Erytra® device, with the first units due to be released in 2015.

In the reagents area, work is ongoing on new clone formulations with the aim to expand and improve the existing product range. This is currently at the stability study stage and, it will be submitted to the health authorities during 2015.

Main projects in the Hospital division

Three fluid therapy projects are under way in the Hospital division: a redesign of the Gri-fill® system, for the automated preparation of intravenous mixtures; a new solution for the treatment of ictus, which is current at phase III clinical trial; and an anticoagulant solution for the United States market.

In the blood bank line, an application for European Conformance (CE marking) for the red blood cell inactivation set under development by Grifols in partnership with Cerus is due to be submitted in the first quarter of 2016. This is currently at the clinical trial phase in France, Germany, the United States and Italy. Finally, Grifols is working in partnership with Cerus to develop a reconstitution set that, in conjunction with the Gri-fill® system, will offer the safe, automatic reconstitution of reagents used in the inactivation process.

•                  Key events 2014

Participation in the United Kingdom Dementias Research Platform (UKDP) via Araclon Biotech. The UKDP is a public—private consortium with the aims of early detection, improved treatment and prevention of dementias. One of its main projects is the creation of a huge database, to be made available to all research groups, providing descriptions of over 1500 individuals in asymptomatic states of dementia. The Grifols

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GRIFOLS S.A. AND SUBSIDIARIES

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

company, Araclon Biotech, will use its ABTest to analyze the blood samples of participants to identify possible biomarkers of Alzheimer’s disease, one of the types of dementia included in the study.

AMBAR study receives Diario Médico prize for the best ideas of 2014. The 13th edition of the Diario Médico awards, with over 1400 entrants in a range of categories, has recognized Grifols’ AMBAR study (Alzheimer Management by Albumin Replacement) as one of the best ideas of the year. This multi-center clinical trial investigates a combined treatment of plasma exchange and apheresis with the administration of plasma proteins, principally albumin at different intervals and doses, for the treatment of Alzheimer’s disease.

Grifols presents GATRA, a new grant program designed to support basic and clinical research studies into the therapeutic uses of anti-thrombin, the development of new research ideas, the study of its action mechanisms, the description of new applications, and increased understanding of its clinical effects in a number of different indications. The program awards two annual grants, worth 50,000 euros each, for a research period of twelve months.

CAPITAL EXPENDITURE (CAPEX)

In 2014, the company completed its 2014 CAPEX plan allocating a total of 251.8 million euros to expanding and improving its manufacturing facilities both in Spain and the United States, including measures designed to strengthen the Diagnostic division following the expansion of the group’s presence in the transfusional diagnostics sector, and those aimed at the Hospital division. From a corporate perspective, major developments include the modernization of Grifols’ offices and facilities in Madrid (Spain), Shanghai (China), Pisa (Italy) and Raleigh (North Carolina, United States).

•                  Bioscience division: increased fractionation and protein purification capacity

The Bioscience division has been the beneficiary of a major portion of the investment plan, with the aim of gradually expanding the group’s manufacturing facilities and improving the plasma collection center structure in the United States.

Projects completed and validated during the year include:

1.- Completion and FDA license for the new plasma fractionation plant at Parets del Vallés (Barcelona, Spain).

2.- Completion and FDA license for the new plasma fractionation plant at Clayton (North Carolina, United States).

When both of these plants are operational, Grifols will have an installed plasma fractionation capacity of 12.5 million liters of plasma per year.

During 2015 and 2016 the two North Carolina plants will operate simultaneously. This will have an impact on margins that will remain until all production has been transferred to the new plant.

3.- FDA approval for new IVIG purification plant in Los Angeles (California, Los Angeles).

Grifols has allocated more than 30 million euros to expanding and relocating plasma donor centers; improving infrastructure related to the classification, preparation and storage of raw materials; and developing and implementing new IT technology to improve monitoring and efficiency. This process is exemplified by the Bellflower plasma donor center (Los Angeles, United States), the most modern center in the Grifols network, which will operate as a pilot center for the implementation of innovative technologies developed by Grifols. The investment has a total value of 4.0 million euros.

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GRIFOLS S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Diagnostic division

The Diagnostic division has benefited from the introduction of a new machine to produce DG-Gel® cards at the Parets del Vallés plant, and the warehouse has been redesigned. In the technical area, investment has focused on the purchase of new equipment to improve analytical capacity and reduce manual tasks.

•                  Hospital division

Capital expenditure in the Hospital division, aligned with the growth strategy for this business area, focuses on increasing capacity and productivity in the manufacture of fluid therapy solutions, to consolidate the division’s presence in the Spanish market and to meet expected growth in other markets such as the United States. Investment has also been allocated to optimizing the blood bag manufacturing process to support international expansion.

Major projects during the year included:

1: Installation of a new solvent line for lyophilized plasma-derived products at the Parets del Vallés plant, providing for the manufacture of glass vials of sterile water for injection as solvent. The total value of the investment is 2.7 million euros, and when operational it will increase the manufacturing capacity of the plant and support third party manufacturing.

2: Expansion of the automated warehouse at the Murcia industrial complex has been completed. This complex houses one of Grifols’ three logistics platforms in Spain.

•                  Capital expenditure in investee companies

Capital expenditure (CAPEX) in companies in which Grifols has a stake includes the project that brings all of Araclon Biotech’s research activity together in a single building in Zaragoza (Spain).

Araclon is a R&D company specializing in immunotherapy and diagnosis of Alzheimer’s and other degenerative diseases. Its research projects are part of Grifols’ global Alzheimer’s research strategy, focusing on three key fields: early diagnosis, vaccine development and new treatments to slow down its progress.

•                  Ongoing projects as part of the Capital Expenditure Plan 2014—2016

The majority of current investments are part of the new capital expenditure plan for the period 2014—2016, with a budget of approximately 600 million euros. The projects scheduled to reach completion this year include:

Bioscience division

1.              New plant for the purification, dosing and sterile filling of alpha-1 antitrypsin (Prolastina®) for the European market at the Parets del Vallès industrial complex. The total investment will be approximately 31 million euros. The plant is scheduled to come on stream in 2017.

2.              Expansion of the fraction V purification plant to produce albumin at the Clayton industrial complex. The total investment will be 22 million euros.

3.              New facilities at the Clayton industrial complex for dosing and filling product vials under sterile conditions using the patented Grifols Sterile Filling (GSF®) system. Sterile filling is one of the most critical points of the manufacturing process. The total investment will be 29.7 million euros.

4.              New logistics center and raw materials warehouse at the Clayton industrial complex. The 7,896 m(2) building has storage capacity for 3 million liters of plasma, at low temperatures (-30ºC). It also allow for preparation for shipment to different manufacturing plants, and fractionation pool simulation. The planned investment is valued at 25 million euros.

5.              Expansion of the albumin purification, dosing and sterile filling plant at Los Angeles (California, United States). The total investment will be 21 million euros.

Diagnostic division

6.              New plant at Emeryville to modernize the production of antigens for immunological diagnostics. Planned investment of 96 million euros.

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GRIFOLS S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

7.              Construction of a new plant in Brazil to manufacture bags for the extraction and conservation of blood components The project will benefit from a planned investment of 9.5 million euros, and has been implemented by a new company named Gri-Cei, in which Grifols has a 60% share, with Brazilian firm Comércio Exportação e Importação de Materiais Médicos Ltda (CEI) owning the remaining 40%. Construction is scheduled to take two years. Once the plant comes on stream it will enable Grifols to strengthen its manufacturing capacity and consolidate its direct commercial presence in Latin America.

Hospital division

8.              Expansion (phase IV) of the plant at the industrial complex in Murcia, adding two new lines — a blood bag manufacturing line and a fourth parenteral solutions line — to concentrate all production at a single complex. Investment of 6.7 million euros.

9.              Construction work to expand offices, laboratories and warehouse at Murcia.

Corporate

10.       Construction of a new logistics center in Ireland, with a planned investment of 45 million euros. It is one of the most important projects of the group. It will enable plasma warehousing to be centralized, and it will facilitate the rapid distribution of goods between manufacturing plants and the company’s subsidiaries. This will give Grifols a more balanced presence in the United States and Europe. The project is part of the Strategic Plan 2013—2017 to optimize operating and distribution infrastructure in response to the increasing globalization of Grifols’ activities.

ACQUISITIONS

•                  Acquisition of a new transfusion diagnostics unit

On January 9, 2014 the purchase of the transfusional diagnostics and immunology unit from Novartis (Novartis International AG) was completed for a total of 1,653 million dollars (1,215 million euros). The transaction was completed under the terms and conditions announced on November 11, 2013, following receipt of the necessary legal and regulatory approval.

The operation was implemented through the newly created 100% Grifols-owned subsidiary, Grifols Chiron Diagnostics Corp., subsequently renamed Grifols Diagnostic Solutions, Inc. Grifols funded the acquisition with a bridging loan for 1,500 million dollars. This loan was a temporary, short-term funding formula that was repaid in March 2014 following the debt restructuring in the first quarter of the year.

This operation has enabled the company to accelerate the implementation of a new growth strategy based on promoting complementary activity areas, raising the profile of the Diagnostic division and adding approximately 550 members of staff to the Grifols workforce, with the incorporation of Novartis’ employees.

•                  Acquisition of 50% of Kiro Robotics

Grifols acquired 50% of the capital of Kiro Robotics, a spin-off from the health unit of Corporación Mondragón, by subscribing an equity offering for the value of 21 million euros in the form of a cash payment.

Kiro Robotics is a technology company specializing in the automation of equipment for the hospital sector and it has developed one of the most sophisticated pieces of hospital pharmacy technology in the world: the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy treatment.

8: ACQUISITION AND SALE OF TREASURY STOCK

Treasury stock operations during 2014 are described in the consolidated report attached.

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CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

9: OTHER RELEVANT INFORMATION

HUMAN RESOURCES

The Grifols workforce in 2014 consisted of 13,980 employees, an increase of 11% compared to the preceding year. Much of this increase is due to the incorporation of the staff of the Novartis diagnostic unit, acquired in January 2014. However, the number of staff has risen in all regions in which the company has a presence. In the United States, the workforce rose by 10%, in the rest of the world (ROW) by 30%, and in Spain it rose by 9% to 2,981 employees.

Average length of service of Grifols staff was 6.3 years, and the average age was 38, although almost 60% of the workforce are below 40 years of age. The workforce is balanced by gender (45% men and 55% women), confirming once again the company’s commitment to gender equality.

The three key concerns of Human Resources have been to safeguard jobs, to promote professional development, and to optimize the incorporation of new employees. In 2014, technical and scientific training, and business and personal skills development training were increased, addressing issues such as quality, good manufacturing practice, prevention, safety and the environment, among others.

A new online performance evaluation tool, to support personal and professional development, is being implemented. This tool will strengthen positive behaviors, identify points for improvement, and promote dialogue between line managers and team members to define the individual development plan needed by employees to achieve their full potential and direct their efforts towards concrete objectives. In 2014 the tool was rolled out in Spain, the United States and some subsidiaries, with the aim that the evaluation process will be implemented globally by 2017.

With respect to training, total hours, the number of courses, and the number of participants all rose significantly compared to the preceding year. Over 400,000 hours of training were delivered — more than 32 hours of training per employee per year — beating the targets for increased training compared to the preceding year.

ENVIRONMENTAL MANAGEMENT

With respect to the environment, 2014 saw the start of the new environmental program for the period 2014—2016, establishing targets for energy efficiency, the management of water resources, and waste management. It sets out actions designed to deliver annual reductions of 3.2 million kWh in electricity consumption, 10 million kWh of natural gas, 63,000 m(3) of water consumption, and the reuse of 120,000 m(3) of clean water each year. Waste management measures emphasize recycling, with the aim of increasing the current figure of 6,000 tons of waste recycled per year.

These actions will be implemented both at new and existing manufacturing and administrative premises. For example, the new immunoglobulin purification plant in Los Angeles incorporates automated clean-in-place systems (CIPs) in reactors to save water, and variable frequency drives, high-efficiency pumps and insulation of piping to improve energy efficiency. The new raw material warehouse in Clayton is being built in accordance with the LEED standard (Leadership in Energy & Environmental Design), a system for the certification of sustainable buildings validated by the U.S. Green Building Council.

Achievements during the first year of the new environmental plan 2014—2016 include:

•                  Reducing electricity consumption by 239,000 kWh at the Diagnostic division plant at Parets del Vallés as a result of monitoring and adjusting the air conditioning system.

•                  The recycling of 4,500 m(3) of water per year from the albumin pasteurizers for use in the cooling towers at Parets del Vallés.

•                  A 13,000 m(3) reduction in the consumption of water for injection at the Clayton plant.

•                  Improvements to the waste water neutralization system at the Los Angeles plant.

•                  The recycling of more than 1,000 tons of liquid waste per year with high Chemical Oxygen Demand (COD) at the Parets del Vallés plant, and of 1,100 tons of production paste residues at the Clayton plant, which are to be used to produce biogas to generate electricity and useful heat through cogeneration.

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GRIFOLS S.A. AND SUBSIDIARIES

CONSOLIDATED DIRECTORS’ REPORT

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As part of its commitment to the environment and to improving the area where it conducts its industrial activities, in 2014 Grifols signed a partnership agreement with the Consortium to Protect the Besòs River Basin, under which it will make a financial contribution to two projects to improve the Tenes River.

As in previous years, Grifols participated in the Carbon Disclosure Project (CDP), an initiative designed to recognize the commitments of various participating companies to reduce emissions and mitigate the risks of climate change. This program represents 722 institutional investors with assets worth over 87 trillion dollars. In 2014, Grifols obtained a score of 96 out of 100, six higher than the previous year, making Grifols one of the highest ranking of the 125 largest companies in Spain and Portugal, and the leading company in the health sector.

INFORMATION TECHNOLOGIES (IT)

Grifols’ processes are highly automated and make intensive use of technology. At the same time, the company’s international expansion requires the provision of solutions and services to support the different business areas in more than 25 countries.

Throughout 2014, a number of initiatives and projects aimed to ensure the smooth integration of the diagnostic unit with Grifols’ existing systems. In the company’s 150 plasma donor centers, the DMS platform (Donation Management System) has been harmonized and a new donor self-registration platform implemented to speed up the accreditation process using touchscreen booths (Donor Doc).

In the commercial area, an internal Sales & Marketing platform has been implemented to enable the development of mobile applications and the opening of a new customer care center. In the finance area, a tool is being implemented for the new contracting system. Work continues on developing systems in logistics centers, in addition to a range of improvement processes in the fields of plasma labeling, freezer monitoring, the automation of sample verification, etc.

OTHER RELEVANT INFORMATION — COMMITMENT TO TRAINING, RESEARCH, THE ENVIRONMENT AND SOCIETY

If you want to know more about Grifols activities and achievements in training and the environment, and its commitment to research and society through its non-profit foundations, please visit the website at http://www.grifols.com/

11.       GRIFOLS STRATEGIC PILLARS

Between 2008 and 2012, Grifols’ strategy focused on expanding the company’s manufacturing capacity. This investment program was designed to increase the volume of plasma protein production, enabling the company to supply more countries and to expand its global presence. As a result, by 2012 Grifols had become the third-largest plasma derivatives manufacturer in the world.

In 2013 the company presented a new five-year strategic plan. This new route map was designed to make the company one of the most efficient and competitive in the industry. Although the strategic plan focuses strongly on the main business line, development of the Diagnostic and Hospital divisions complements the Bioscience line and diversifies the company’s product portfolio.

The Strategic Plan 2013—2017 is based on five pillars of growth:

1.              Optimizing the core business

Involve optimizing the cost per liter of plasma, which means balancing the sales of all the products the company obtains from each liter of plasma to increase income and reduce the cost per product. It translates in increasing competitiveness by improving operating margins.

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(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2.              Global expansion

Capitalizing on opportunities for growth and expanding the customer base. Involve increasing the company’s presence in existing markets by offering new products and services, and accessing new countries and markets.

3.              Leadership in manufacturing capacity

Grifols has developed great expertise in planning investments and infrastructure to ensure that the company always has sufficient manufacturing capacity to respond to future demand for plasma-derived products. The company’s main aim is to ensure adequate capital expenditure to maintain its leadership in both plasma supply and manufacturing capacity.

4.              Accelerating innovation

•                  By identifying, promoting and developing a portfolio of competitive R&D projects for the three divisions, generating future growth by developing new products and identifying new indications.

•                  Innovating in quality and safety, in order to continue to set the standard for plasma industry.

•                  Developing a presence in other fields of medicine with long-term R&D projects, through participation in biotechnology companies.

5.              Diversifying the business

Driving all three divisions and continuing to pursue synergies by developing integrated products and service models for the treatment of illnesses that differentiate the company from competitors.

In order to succeed in today’s rapidly changing global economy, it is not enough to simply be competitive. It also requires an additional key advantage: the skills of their people. This is why Grifols is committed to developing the talents of its staff, through continuous professional development, fulfilling the company’s global training requirements, and enhancing all knowledge areas. Within five years Grifols aims to be one of the most efficient and competitive companies in the industry, and to be leaders in plasma collection, manufacturing capacity, quality and safety, with a diversified, balanced business model, and an increased geographic presence and product portfolio.

ANNUAL CORPORATE GOVERNANCE REPORT

Grifols 2014 Annual Corporate Governance Report is part of this management report. The report is available in the website of the Spanish Financial Markets Regulator (Comisión Nacional del Mercado de Valores — CNMV) and in the Grifols’ website from the date of publication of the annual financial statements.

Section E of the aforementioned report includes an analysis of Risk Controls and Management Systems of the company and section F includes details of the Internal Control and Risk Management Systems in Relation to the financial information issuing process (“SCIIF”).

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GRIFOLS, S.A. AND SUBSIDIARIES

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At their meeting held on 20 February 2015, pursuant to legal requirements, the Directors of Grifols, S.A. authorised for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2014 to 31 December 2014. The consolidated annual accounts comprise the documents that precede this certification.

Victor Grifols Roura (signed) Chairman	Ramón Riera Roca (signed) Board member	Juan Ignacio Twose Roura (signed) Board member

Tomás Dagà Gelabert	Thortol Holding B.V. (J.A. Grifols G.)	Thomas Glanzmann
(signed)	(signed)	(signed)
Board member	Board member	Board member

Edgar Dalzell Jannotta	Anna Veiga Lluch	Luis Isasi Fernández de Bobadilla
(signed)	(signed)	(signed)
Board member	Board member	Board member

Steven F. Mayer (signed)	W. Brett Ingersoll (signed)	Belen Villalonga Morenés (signed)
Board member	Board member	Board member

Marla E. Salmon (signed)	Raimon Grifols Roura (signed)
Board member	Secretary to the Board

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: February 26, 2015

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